As filed with the Securities and Exchange Commission on January 20, 2004

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the period ended January 20, 2004

MESSER GRIESHEIM HOLDING AG

Translation of registrant’s name into English

Koogstraat 10,
25870 Norderfriedrichskoog,
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 F or Form 40 F:

Form 20-F [x]    Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 2(b) under the Securities Exchange Act of 1934

Yes [ ]    No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 2(b):

N/A

Information to be included in this Form 6-K

On January 19, 2004, Messer Griesheim Holding AG ("Messer Holding") entered into an agreement to sell Messer Griesheim GmbH ("Messer Griesheim") to L'Air Liquide S.A ("Air Liquide"). As a result of this transaction, Messer Holding will divest itself of its operations in Germany, the United Kingdom and the United States. The transaction will be in the form of a sale of all the capital stock of Messer Griesheim for a purchase price of approximately €2.7 billion, including debt that will be assumed by Air Liquide in connection with the sale.

The transaction is part of a contemplated change in the ownership structure of Messer Griesheim Group GmbH & Co. KGaA ("Messer Griesheim Group"). The shareholders of Messer Griesheim Group (the Messer family through their holding company Messer Industrie GmbH (“MIG”), Allianz Capital Partners (“ACP”) and private equity funds managed by Goldman Sachs (the “Goldman Sachs Funds”)) have reached an agreement in principle whereby MIG will acquire the stakes held by ACP and the Goldman Sachs Funds in Messer Griesheim Group.

Following the divestment of the operations in Germany, the United Kingdom and the United States, the newly formed Messer group will operate in 26 countries in Western and Eastern Europe, as well as in China and Peru. Headquartered in Frankfurt am Main, Germany, the group generated estimated pro forma sales of approximately €470 million in 2003 and employs more than 3,600 people. Messer currently estimates that the businesses to be divested to Air Liquide generated revenues of approx. €1,040 million and EBITDA of approximately €265 million in 2003; all estimates are preliminary and are subject to, among other things, an audit and potential year-end adjustments.

The proposed transactions are subject to various conditions, including approvals by the relevant antitrust authorities, MIG’s acquisition of the entire remaining interest in Messer Griesheim Group and the completion of a tender offer and consent solicitation in respect of Messer Holding's €550 million 10.375% Senior Notes due 2011 to permit the transactions. In connection with this last condition, the sale agreement contemplates that Messer Holding will offer to repurchase all of the outstanding Senior Notes. The tender offer is expected to be financed with the proceeds of the sale to Air Liquide and will be subject to, among other conditions, the other transactions taking place. All transactions are expected to be completed around mid-year 2004, although no assurances can be given in this regard. In the event that the transaction with Air Liquide is not completed due to the antitrust condition not being satisfied, Air Liquide would be required to pay to Messer Holding a cumulative break up fee of approximately 8% of the value of the transaction.

Goldman Sachs acted as financial advisor to MIG in the restructuring of Messer Griesheim Group’s ownership structure and to Messer Holding in the sale of the divested businesses.

The above description of the proposed transactions does not purport to be complete and is qualified in its entirety by reference to the Sale and Purchase Agreement Relating to All Shares in Messer Griesheim, dated January 19, 2004, a copy of which is attached hereto as Exhibit 2 and is incorporated by reference in its entirety herein. A copy of the press release issued by Messer Holding on January 20, 2004 announcing the transaction is attached hereto as Exhibit 1.

This Form 6-K and the financial and other information contained herein are incorporated by reference into our Post-Effective Amendment No. 2 to Form F-4 on Form F-3 registration statement filed on March 27, 2003 and the 424(b) prospectus relating thereto filed on April 7, 2003.

Exhibit Index

The following exhibits are included in this Form 6-K:

1. Press Release, dated January 20, 2004 announcing sale of operations in Germany, United Kingdom and the United States to L’Air Liquide SA.

2. Sale and Purchase Agreement relating to all shares in Messer Griesheim GmbH between Messer Griesheim Holding AG, as seller, Messer Griesheim Group GmbH & Co. KGaA, Messer Industrie GmbH and Air Liquide International S.A., as purchaser, L’Air Liquide SA, as purchaser’s guarantor and Messer Griesheim Gesellschaft mit beschränkter Haftung.

Exhibit 1

January 20, 2004

Press Information

Messer Griesheim to Divest Operations in Germany, United Kingdom and the United States to Air Liquide for EUR 2.7bn

Messer family plans to continue industrial gas business and to take full control of the company

Messer Griesheim, a leading producer of industrial and specialty gases, announced today that it entered into an agreement with L’Air Liquide SA (“Air Liquide”) regarding the sale of its operations in Germany, the United Kingdom, and the United States for a total consideration of approx. EUR 2.7bn, including assumed debt.

The transaction is part of a contemplated change in the ownership structure of Messer Griesheim. The shareholders of Messer Griesheim (Messer family through their holding company Messer Industrie GmbH (“MIG”), Allianz Capital Partners (“ACP”) and private equity funds managed by Goldman Sachs (“Goldman Sachs Funds”)) have reached a principle agreement whereby MIG will acquire the stakes from ACP and the Goldman Sachs Funds.

Following the divestment of the operations in Germany, UK and US, the newly formed Messer group will operate in 26 countries in Western and Eastern Europe, as well as in China and Peru. Headquartered in Frankfurt am Main, Germany, it generated estimated pro-forma sales of approx. EUR 470 million in 2003 and employs more than 3,600 people. “With its strong market positions in Central and South-Eastern Europe, as well as stable niche positions in Western Europe and China, the new Messer group will have a solid basis to continue its profitable growth”, said Stefan Messer, member of the management board of Messer Griesheim, CEO of MIG and grandson of one of Messer Griesheim’s founders.

Messer Griesheim’s activities in Germany, the United Kingdom, and the United States are complementary to Air Liquide’s own operations and will strengthen Air Liquide’s global network. “The management team of Messer Griesheim is proud of having developed the business to the point where this transaction was made possible. We are looking forward to becoming part of the largest company in our industry“, said Dr. Klaus-Jürgen Schmieder, CEO of Messer Griesheim. Messer currently estimates that the businesses to be divested to Air Liquide generated revenues of approx. EUR 1,040 million and EBITDA of approx. EUR 265 million in 2003; these estimates are preliminary and are subject to, among other things, audit and potential year-end adjustments.

In April 2001, ACP and the Goldman Sachs Funds acquired 67% of Messer Griesheim from Hoechst AG (Aventis) in the largest European leveraged buy-out at that time. Since then, management in close cooperation with the shareholders strengthened the operating business and focused the company on its core markets in Europe and the United States by divesting activities in Latin America, Africa and Asia. „The separation from Hoechst and the support of the financial investors enabled the group to focus on its core business. With ACP and Goldman Sachs we had two highly qualified investors that backed the necessary restructuring from the beginning and provided valuable strategic guidance. This made it possible for us to achieve our objectives”, stated Mr. Messer.

The proposed transactions are subject to various conditions, including approvals by the relevant antitrust authorities, MIG’s full acquisition of the remaining Messer Griesheim group and the completion of a tender offer and consent solicitation in respect of Messer Griesheim's EUR 550 million 10.375% Senior Notes due 2011 to permit the transactions. In connection with this last condition, the sale agreement contemplates that Messer Griesheim will offer to repurchase all of the outstanding Senior Notes. The tender offer is expected to be financed with the proceeds of the sale to Air Liquide and will be subject to, among other conditions, the other transactions taking place. All transactions are expected to be completed around mid-year 2004, although no assurances can be given in this regard. In the event that the transaction with Air Liquide is not completed due to the antitrust condition not being satisfied, Air Liquide would be required to pay to Messer Griesheim a cumulative break up fee of approximately 8% of the value of the transaction.

Goldman Sachs acted as exclusive financial advisor to MIG in the restructuring of Messer Griesheim’s ownership structure and to Messer Griesheim in the sale of the divested businesses.

Press Contacts:

Messer Griesheim Group (http://www.messergroup.com)

Ulrike Mandt, Corporate Communications

Tel.: +49 (2151) 379 9596

Email: ulrike.mandt@messer.de

Messer Industrie GmbH

Diana Buss, Corporate Communications

Tel.: +49 (2151) 379 9224

E-Mail: diana.buss@messer.de

Allianz Capital Partners (http://www.allianz.com)

Stefan Denig

Tel.: +49 (89) 3800 177 90

E-mail: stefan.denig@allianz.com

Goldman Sachs (http://www.gs.com)

David Kamenetzky

Tel.: +49 (69) 7532 2644

E-mail: david.kamenetzky@gs.com

This announcement is for informational purposes only and does not constitute an offer to sell or an invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction. Holders of the Senior Notes can obtain a free copy of this and any other documents filed by Messer Griesheim Holding AG with the United States Securities and Exchange Commission at the SEC's website (www.sec.gov). The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Notes to Editors

Messer Industrie GmbH (MIG), is the holding company of the Messer family’s interest in Messer Griesheim. The predecessor of Messer Griesheim, Adolf Messer GmbH, whose origins go back as far as 1898, was a Frankfurt am Main based family business operating in the fields of welding & cutting, industrial gases and cryogenic air separation. In 1965, Adolf Messer GmbH was merged with parts of Knapsack Griesheim AG, a 100% subsidiary of chemical company Hoechst AG, to form Messer Griesheim GmbH, a leading company in the field of industrial and specialty gases. Since this merger, MIG owns 33.3% of Messer Griesheim. Besides this participation, MIG also owns a 34% interest in MEC Holding GmbH, a company operating in the fields of cutting & welding and also being a successor-company of Adolf Messer GmbH.

Allianz Capital Partners GmbH (ACP) was founded in 1998. It is responsible within the Allianz Group for direct investments in the area of private equity and has invested about EUR 1.4bn to date. Notable transactions include – apart from Messer Griesheim – amongst others Tank&Rast and Schmalbach Lubeca as well as a significant share of the mezzanine tranches in a number of private equity transactions. As a financial investor, ACP focuses on providing financing solutions for a wide range of situations including growth finance, buy-outs or public to privates. ACP delivers tailor-made financial tools from mezzanine finance to equity capital.

Goldman Sachs is a leading global investment banking, securities and investment management firm that provides a wide range of services worldwide to a substantial and diversified client base that includes corporations, financial institutions, governments and high net worth individuals. Founded in 1869, it is one of the oldest and largest investment banking firms. The firm is headquartered in New York and maintains offices in London, Frankfurt, Tokyo, Hong Kong and other major financial centers around the world. GS Capital Partners 2000, L.P. is an investment partnership affiliated with Goldman Sachs with committed capital of $5.25 billion. GS Capital Partners 2000 is the current primary vehicle of Goldman Sachs for long term investments in equity and equity related securities in privately negotiated transactions, leveraged buyouts and acquisitions. Having raised over $17 billion in capital in 10 funds since 1986, Goldman Sachs is one of the largest private equity investors in the world. Directly and indirectly through its GS Capital Partners investment partnerships, it has invested in over 500 companies since 1986, and manages a diversified global portfolio. Notable investments include Polo Ralph Lauren, Orion Power and Kookmin Bank. Biggest investments in Germany have been in Kabel Deutschland, Cognis, Messer Griesheim, Wincor Nixdorf, Fresenius Medical Care and Tarkett Sommer.

Exhibit 2
Sale and Purchase Agreement relating to all shares in Messer Griesheim GmbH

(the Agreement) between

Messer Griesheim Holding AG, a German stock corporation, registered with the commercial register of the local court (Amtsgericht) of Husum under HR B 1742,

- hereinafter the Seller -,

Messer Griesheim Group GmbH & Co. KGaA, a partnership limited by shares incorporated in Germany, registered under HR B 53423 with the commercial register of the local court (Amtsgericht) of Frankfurt am Main,

- hereinafter Messer KGaA -,

Messer Industrie GmbH, a German limited liability company, registered with the commercial register of the local court (Amtsgericht) of Königstein / Ts. under HRB 1033,

- hereinafter MIG -

and

Air Liquide International S.A., a French stock corporation with administrative board, registered with the Paris Commerce and Companies Register under No. RCS 552134736

- hereinafter the Purchaser -,

L'Air Liquide - Société anonyme à directoire et conseil de surveillance pour l’etude et l’exploitation des procédés Georges Claude, a French stock corporation with management and supervisory boards, registered with the Paris Commerce and Companies Register under No. RCS 552096281,

- hereinafter the Purchaser’s Guarantor -,

and

Messer Griesheim Gesellschaft mit beschränkter Haftung, a German limited liability company, registered with the commercial register at the local court (Amtsgericht) of Frankfurt a.M. under HRB 7812

- hereinafter MGG -.

The Seller, Messer KGaA, MIG, the Purchaser, the Purchaser’s Guarantor and MGG, are hereinafter individually referred to as a Party and collectively as the Parties.

Preamble

(A) MIG, the Financial Investors, Messer Employee GmbH & Co. KG and certain members of the shareholders’ committee of Messer Griesheim Beteiligungsverwaltungs GmH are the sole shareholders of Messer KGaA, the top holding company of the Messer group of companies. Messer KGaA is the sole shareholder of the Seller, and the Seller, in turn, is the sole shareholder of MGG.

(B) Except for certain shares (through Messer Employee GmbH & Co. KG indirectly held by employees), MIG is interested in becoming the - direct or indirect - sole shareholder in Messer KGaA with effect as of 1 April 2004 (or in any event as early thereafter as legally possible under applicable antitrust law) (the Exit Transaction).

(C) In order to enable it to carry out the Exit Transaction, MIG intends to procure that the Seller sells all of the shares in MGG to the Purchaser. The Purchaser is interested in purchasing all of the shares in MGG from the Seller.

(D) Messer KGaA intends to implement, between the Signing Date and the Completion Date, a restructuring of the Messer group of companies as part of which Messer KGaA and the Seller shall be transformed into limited liability companies (Gesellschaften mit beschränkter Haftung) and, furthermore, as part of which (apart from certain exceptions) MGG shall be caused to sell all of its non-German, non-US and non-UK Subsidiaries and participations as well as certain other assets to Messer KGaA or one or more of its Subsidiaries.

(E) The intent of the Parties is that the Purchaser shall bear the operational risk of the Disposed Companies following the Financial Statements Date and that the operational risk of the Retained Companies shall remain with the Seller likewise following the Financial Statements Date, both subject to the terms and conditions of this Agreement. It is further the intent of the Parties, subject to the terms and conditions of this Agreement, that the benefits and disadvantages of the separation of the Retained Companies from the Disposed Companies shall be for the account of the Seller.

1 Definitions

The following terms used in this Agreement and in the Annexes and Exhibits hereto shall have the following meaning:

Accountants shall have the meaning as defined in Section 3.7.3;

Acquiring Person shall have the meaning as defined in Section 16.3.2;

Acquisition shall have the meaning as defined in Section 16.3.2;

AO shall mean the German Tax Code (Abgabenordnung);

Affiliate shall mean an affiliated entity (verbundenes Unternehmen) in the sense of Sections 15 et seq. AktG;

Agreement shall mean this Sale and Purchase Agreement including all Annexes and Exhibits thereto;

AktG shall mean the German Stock Corporation Act (Aktiengesetz);

Annexes shall mean all the annexes to this Agreement;

Antitrust Requirements shall have the meaning as defined in Section 18.3;

Benefit Plan US means any plan established by Messer US or any Messer US Subsidiary, or any predecessor of any of the foregoing, existing at the Completion Date or at any time within the five (5) year period prior thereto, to which Messer US or any Messer US Subsidiary contributes or has contributed, or under which any employee, former employee or director of Messer US or any Messer US Subsidiary or any beneficiary thereof is covered, is eligible for coverage or has benefit rights, including but not limited to ERISA employee benefit plans maintained, sponsored or contributed to by Messer US, any Messer US Subsidiary or any ERISA Affiliate for the benefit of any current or former employees, directors, or their beneficiaries;

BGB shall mean the German Civil Code (Bürgerliches Gesetzbuch);

Breach shall have the meaning as defined in Section 6.1.1;

Business shall mean the business operations;

Business Day means a day (other than a Saturday or Sunday) on which banks are open for business in Frankfurt / Main and New York;

Business of the German MGG Group means the business and operations of MGG and the German MGG Subsidiaries taken as a whole;

Business of the MGG Group means the business and operations of the members of the MGG Group taken as a whole;

Business of Messer UK shall mean the business and operations of Messer UK and the Messer UK Subsidiaries taken as a whole;

Business of the Messer US Group means the business and operations of Messer US and the Messer US Subsidiaries taken as a whole;

CERCLIS shall mean the Comprehensive Environmental Response and Liability Information System, as provided by 40 C.F.R. §300.5;

CET shall mean Central European Time (summer / winter, as appropriate);

C.F.R. shall mean the United States Code of Federal Regulation;

Code shall mean the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder;

Competition Authorities shall mean (i) the European Commission, (ii) the United States Department of Justice and the United States Federal Trade Commission as well as (iii) Other Competition Authorities;

Competitive Activities shall have the meaning as defined in Section 16.1;

Competitive Enterprise shall have the meaning as defined in Section 16.3.1;

Completion shall mean completion of the Transaction;

Completion Date shall have the meaning as defined in Section 4.1;

Completion Obstacle shall have the meaning as defined in Section 2.3.9;

Completion Notarial Deed shall have the meaning as defined in Section 4.3.3;

Condition of Messer UK means the financial condition of Messer UK and its Subsidiaries taken as a whole;

Condition of the German MGG Group means the financial condition of MGG and the German MGG Subsidiaries taken as a whole;

Condition of the Messer US Group means the financial condition of Messer US and the Messer US Subsidiaries taken as a whole;

Conditions Precedent shall have the meaning as defined in Section 2.3;

Disclosed Scheme shall mean the Messer UK Pension Scheme established under a trust deed dated 18 December 1998;

Disclosure Schedule shall have the meaning as defined in Section 5.1;

Disposed Companies shall mean any of MGG, the German MGG Subsidiaries, the German MGG Participations, Messer US, the Messer US Subsidiaries, the Messer US Participations, Messer UK and the Messer UK Subsidiaries as set out in the list attached as Annex 1 (a);

EBITDA shall mean earnings before interest, tax, depreciation and amortisation;

EC Merger Regulation shall have the meaning as defined in Section 18.3.2;

Environmental Basket Germany shall have the meaning as defined in Section 13.4;

Environmental Claims shall have the meaning as defined in Section 13.6.1;

Environmental Contamination shall mean any levels existing at Completion of Hazardous Materials in soil, ambient air, ground water or surface water, or , in subsurface structures, buildings or installations, with the exception of material or products (i) in lawful use and/or (ii) lawfully incorporated in subsurface structures, buildings and installations, in each case to the extent it requires reporting, investigation, monitoring, treatment or remediation under applicable Environmental Law;

Environmental Data shall have the meaning as defined in Section 10.9;

Environmental Law shall mean any statute, ordinance, order or other legally binding legislation and legally binding administrative provisions (Verwaltungsvorschriften) (including common law) relating to the regulation or protection of human health, safety or the environment or to emissions, discharges, Releases of pollutants, contaminants, toxic or hazardous substances, materials or wastes into the environment (including, without limitation, ambient air, soil, surface water, ground water, wetlands, land or subsurface strata), or otherwise relating to the treatment, storage, disposal, transport or handling of pollutants, contaminants, toxic or hazardous substances or wastes, in each case as in force and effect on the Signing Date;

Environmental Matters shall mean all matters (Sachverhalte) which relate to Environmental Contamination or which are subject to Environmental Law;

Environmental Sub-Cap GER shall have the meaning as defined in Section 13.4;

Environmental Sub-Cap UK shall have the meaning as defined in Section 13.5;

Environmental Sub-Cap US shall have the meaning as defined in Section 13.3;

ERISA means the United States Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder;

ERISA Affiliate means Messer US or any Messer US Subsidiary controlled by Messer US or any trade or business carried out in the US whether or not incorporated which together with Messer US would be deemed a single employer within the meaning of Section 414 (b) of the Code;

ESA (environmental site assessment) shall have the meaning as defined in Section 10.9;

Escrow Account shall have the meaning set out in Section 3.4;

Escrow Agent shall mean a bank jointly nominated by the Parties after the Signing Date;

Escrow Agreement shall have the meaning set out in Section 3.4;

EU shall mean the European Union;

EU National Competition Authority shall mean the competent competition or antitrust authority of any one or more EU member state(s);

EURIBOR shall mean the EURO interbank offered rate, which shall be determined on the basis of quotations of leading banks on the European Interbank Euromarket for deposits which is published on page 248 of the Moneyline Telerate Service at 11:00 a.m. (Brussels time) two Business Days prior to the day when the interest becomes due and payable;

European Commission shall mean the Commission referred to in Articles 211 et seq. of the Treaty Establishing the European Community (EU Official Journal C 325 / 92 of 24 December 2002);

Exit Transaction shall have the meaning as defined in Section (B) of the Preamble;

Exit Transaction Consents shall have the meaning as defined in Annex 5.1 (i) A 4;

Facility Agent shall mean the agent under the SFA being J.P. Morgan PLC.;

FCO (German Federal Cartel Office) shall have the meaning as defined in Section 18.3.2(d);

Final MAC Determination shall have the meaning as defined in Section 2.6.3;

Financial Investors shall mean Allianz Capital Partners GmbH, ACP Beteiligungstreuhand GmbH, AZS-Arges Vermögensverwaltungsgesellschaft mbH, GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, GS Capital Partners 2000 Employee Fund, L.P. (USA), GS Capital Partners 2000 Offshore, L.P. (Cayman Islands), GS Capital Partners 2000, L.P. (USA), Stone Street Fund 2000, L.P. (USA), and Bridge Street Special Opportunities Fund 2000, L.P. (USA);

Financial Statements shall mean any or all of the Financial Statements Germany, the Financial Statements US and the Financial Statements UK;

Financial Statements’ Date shall mean 30 September 2003, 24 hours, in the respective jurisdictions;

Financial Statements Germany shall have the meaning as defined in Annex 5.1 (i) B 8.1;

Financial Statements UK shall have the meaning as defined in Annex 5.1 (i) D 41.1;

Financial Statements US shall have the meaning as defined in Annex 5.1 (i) C 24.1;

Food-Drug Laws shall mean the United States federal Food, Drug and Cosmetics Act, 21 U.S.C. § 301 et seq. (FDCA), any state or local counterparts of the FDCA and the regulations promulgated under any of the foregoing state, federal or local laws including, without limitation, the regulations found at 21 C.F.R. Parts 210 & 211, all as in force on the Signing Date;

German GAAP shall have the meaning as defined in Annex 5.1 (i) B 24.1;

German MGG Group shall mean MGG and the German MGG Subsidiaries;

German MGG Participations shall have the meaning as defined in Annex 5.1 (i) B 7.2;

German MGG Subsidiaries shall mean the companies and partnerships set out in Annex 1 (b);

German Property/Properties shall have the meaning as defined in Section 13.4;

Governmental Entity shall mean, in relation to anywhere in the world, any supra-national, national, state, municipal or local government, any subdivision, court, administrative agency or commission or other authority thereof, including the European Union, exercising any regulatory, taxing, importing or other governmental authority, including antitrust authorities;

Governmental or Regulatory Authority means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality exercising regulatory competences in Germany, the US, the UK, any foreign country or any domestic or foreign state, county, city or other political subdivision;

Guarantee Obligations of Disposed Companies shall have the meaning as defined in Section 10.6.1;

Guarantee Obligations of Retained Companies shall have the meaning as defined in Section 10.5.1;

GWB shall mean the German Act Against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen);

Hazardous Material shall mean (i) any chemicals or other materials or substances which are defined as or included in the definition of “hazardous substances,” “hazardous wastes”, “hazardous materials”, “extremely hazardous wastes”, “restricted hazardous wastes”, “solid waste”, “toxic substances”, or “toxic pollutants” under any Environmental Law; and (ii) any other chemical or other material or substance, exposure to which is regulated under any Environmental Law;

High Yield Subordination Agreement shall mean the subordination agreement dated 16 May 2001, between the Seller as subordinated lender and MGG as borrower, as the same may have been (or may be after the date hereof) amended, changed or supplemented;

Hoechst AG shall mean Hoechst Aktiengesellschaft, Bruningstraße 50, 65926 Frankfurt / Main, Germany;

Hoechst BCA shall have the meaning as defined in Section 12.1;

Hoechst BCA Claims shall have the meaning as defined in Section 12.3;

HSR Act shall mean the United States Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended;

HYB means the 10.375% senior notes due on 1 June 2011 issued by the Seller;

HYB Indenture shall mean the indenture dated as of 16 May 2001, between the Seller and the Bank of New York, as trustee with respect to the HYB, as the same may have been (or may be after the date hereof) amended, changed or supplemented;

IAS shall mean the International Accounting Standards and / or the International Financial Reporting Standards, as the case may be, as published by the International Accounting Standards Board, London, as effective from time to time (i.e. as applicable for the respective accounting periods);

Indebtedness shall mean all obligations (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business), (iv) under capital leases (Finanzierungsleasing), and / or (v) the related accrued interest;

Inspections shall have the meaning as defined in Section 10.9;

Intellectual Property shall mean and include patents, trademarks, service marks, logos, trade names, internet domain names, rights in designs, copyrights (including rights in computer software and moral rights), database rights, semi-conductor topography rights, utility models, rights in know-how and other intellectual property rights, in each case whether registered or unregistered and including applications for registration, and all rights or forms of protection having equivalent or similar effect anywhere in the world;

Intellectual Property Rights Germany shall have the meaning as defined in Annex 5.1 (i) B 13.1;

Intellectual Property Rights UK shall have the meaning as defined in Annex 5.1 (i) D 46.1;

Intellectual Property Rights US shall have the meaning as defined in Annex 5.1 (i) C 29.1;

Interim Financial Statements Germany shall have the meaning as defined in Annex 5.1 (i) B 4.1;

Intra-Group Indebtedness shall have the meaning as defined in Section 3.1.5;

IRS means the United States Internal Revenue Service;

Key Employee(s) Germany shall have the meaning as defined in Annex 5.1 (i) B 17.3;

Key Employee(s) UK shall have the meaning as defined in Annex 5.1 (i) D 50.3;

Key Employee(s) US shall have the meaning as defined in Annex 5.1 (i) C 33.2;

Knowledge of Messer KGaA shall mean the actual knowledge of the current managing directors of Messer Griesheim Beteiligungsverwaltungs GmbH and the other persons listed in Annex 1 (c);

Knowledge of the Purchaser and of the Purchaser’s Guarantor shall mean the actual knowledge of the persons listed in Annex 1 (d);

Licence(s) shall mean (i) approvals, permits, exemptions, licenses and/or (ii) registrations and certificates, in each case issued by or filed with any Governmental Entity or Governmental or Regulatory Authority;

Licenses Germany shall have the meaning as defined in Annex 5.1 (i) B 14.1;

Licenses UK shall have the meaning as defined in Annex 5.1 (i) D 47.1;

Licenses US shall have the meaning as defined in Annex 5.1 (i) C 30.1;

MAC Dispute Notice shall have the meaning as defined in Section 2.6.1;

MAC Termination Notice shall have the meaning as defined in Section 2.6;

Material Adverse Change shall mean a single extraordinary and unexpected occurrence or event, specifically relating to the Business of the MGG Group and occurring between the Signing Date and the Payment Date, which is material by effect, and shall have caused (i) a recurring negative impact (which will persist over an extended period of at least 18 months) on a 12 month EBITDA forecast (for the period commencing on the day of such occurrence or event) of the MGG Group (consolidated at the level of MGG in accordance with IAS) of at least 20% of the EBITDA of the MGG Group for the 12 months preceding the Financial Statements Date or (ii) a one-time liability of the MGG Group exceeding an amount of EUR 225,000,000 (in words: two hundred twenty-five million), in either case after giving effect to any compensatory factors (such as, but not limited to, insurance coverage and claims vis-à-vis third parties) including any events having a positive effect on such EBITDA and/or the liabilities of the MGG Group. The availability of any relevant insurance coverage shall be taken into account in determining the magnitude of any such negative impact on EBITDA or any such one-time liability. Negative occurrences, events or effects arising from (i) economic, political or market conditions in general or in any of the business sectors or jurisdictions in which MGG Group operates or (ii) acts of war or terrorism or (iii) any facts or circumstances directly or indirectly caused by (x) the Purchaser and/or the Purchaser’s Guarantor or (y) the signing and /or implementation of this Agreement or the transactions contemplated hereby or the announcement of this Agreement, shall be excluded and remain disregarded for the determination of a Material Adverse Change.

Material Contracts shall mean the Material Contracts Germany, the Material Contracts UK, and the Material Contracts US;

Material Contracts Germany shall have the meaning as defined in Annex 5.1 (i) Exhibit B 15.1;

Material Contracts UK shall have the meaning as defined in Annex 5.1 (i) Exhibit D 48.1;

Material Contracts US shall have the meaning as defined in Annex 5.1 (i) Exhibit C 31.1;

Messer Group shall mean Messer KGaA and its Subsidiaries from time to time;

Messer KGaA Group shall have the meaning as defined in Section 22.1;

Messer Marks shall have the meaning as defined in Section 10.2;

Messer UK shall mean Messer UK Limited, Cedar House, 39 London Road, Reigate, Surrey RH2 9QE, UK;

Messer UK Group shall mean Messer UK and the Messer UK Subsidiaries;

Messer UK Shares shall have the meaning as defined in Annex 5.1 (i) D 39.1;

Messer UK Subsidiaries shall have the meaning as defined in Annex 5.1 (i) D 40;

Messer US shall mean Messer Griesheim Industries, Inc., 3 Great Valley Parkway, Malvern, PA 19355, USA;

Messer US Group shall mean Messer US and the Messer US Subsidiaries;

Messer US Participations shall have the meaning as defined in Annex 5.1 (i) C 23 (a);

Messer US Shares shall have the meaning as defined in Annex 5.1 (i) C 22;

Messer US Subsidiaries shall have the meaning as defined in in Annex 5.1 (i) C 23 (b);

MGG shall mean Messer Griesheim GmbH, Fritz-Klatte-Str. 6, 65933 Frankfurt / Main, Germany;

MGG Group shall mean all of the Disposed Companies;

MGG Shares shall have the meaning as defined in Annex 5.1 (i) B 6.2;

MIG shall mean Messer Industrie GmbH, Am Kaltenborn 43, 61462 Königstein / Ts., Germany;

MIG Assets shall mean certain tangible and intangible assets of the Disposed Companies and all of the shareholdings/interests in the Retained Companies, which have been or will be sold and transferred by MGG to the Seller in the course of the Pre-Completion Restructuring as described in Annex 1 (e);

MIG Asset Proceeds shall mean the purchase price payable by the Seller or any of the Retained Companies to MGG for the sale and transfer of the MIG Assets;

MIG Entity shall have the meaning as defined in Section 15.2.3;

NPL shall mean the National Priorities List established pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Section 9601 et seq., as amended (“CERCLA”);

Occupational Pension Scheme shall mean any collective pension arrangement between the employer and all or a certain group of employees to which the German Company Pensions Act (BetrAVG) applies;

Other Competition Authority shall have the meaning as defined in Section 18.3.4;

Overall Cap shall have the meaning as defined in Section 7.3.1;

Payment Date shall have the meaning as defined in Section 3.4;

Phase I Inspection shall have the meaning as defined in Section 10.9;

Phase I Inspection Period shall have the meaning as defined in Section 10.9;

PBGC means the Pension Benefit Guaranty Corporation established under ERISA;

Person means any natural person, corporation, limited liability company, general partnership, limited partnership, proprietorship, other business organization, trust, union, association or Governmental or Regulatory Authority;

Pipelines shall have the meaning as defined in Annex 13.10;

Portage Purchaser shall have the meaning as defined in Section 18.4;

Pre-Completion Restructuring shall have the meaning as defined in Section 15.1;

Pre-Completion Restructuring Compensation Down Payment shall have the meaning as defined in Section 3.1.6;

Privileged Information shall have the meaning as defined in Annex 5.1 C17, Section 5.3;

Purchaser shall be Air Liquide International S.A. as the original purchaser or, under the circumstances set out in Section 2.1.2, the Substitute Purchaser;

Purchase Price shall have the meaning as defined in Section 3.1;

Purchase Price Adjustment for Delay shall have the meaning as defined in Section 3.1.3;

Purchaser Indemnified Parties shall have the meaning as defined in Section 13.9;

Qualified Plan shall mean each Benefit Plan US which is intended to qualify under Section 401 of the Code;

Refinancing Agreements means the agreements Messer KGaA and/or any of its Affiliates will have to enter into in order to obtain the additional funding required for the financing of the Exit Transaction and the financing of Messer KGaA Group;

Release shall mean any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, including, without limitation, the movement of Hazardous Materials through ambient air, soil, surface water, ground water, wetlands, land or subsurface strata;

Remediation Costs shall mean costs that have actually reasonably (angemessen und notwendig) been incurred for Remediation Measures and/or penalties or fines imposed on Purchaser by any Governmental Entity or Governmental or Regulatory Authority based on failure by any Seller entity to comply with Environmental Law before Completion. Remediation Costs shall not include any additional costs as described in Section 6.1.2 or internal administrative costs or damages or losses;

Remediation Measures shall mean measures (including, but not limited to, reporting, investigation, monitoring, treatment, remediation and disposal of Environmental Contamination and obtaining and maintaining all Licenses) which serve the purpose of, and are necessary for, the containment (Sicherung) and/or removal (Beseitigung) of Environmental Contamination existing as of the Completion Date and/or the remedy of non-compliance with applicable Environmental Law (with the exemption of such non compliances which can be remedied without any significant effort and where no reasonable business person would cause any specific and/or external costs) existing as of the Completion Date, in each case as and to the extent required by Environmental Law;

Retained Company shall mean any company of the Messer Group other than the Disposed Companies;

Retained Employees shall have the meaning as defined in Section 15.3;

Second Request shall have the meaning as defined in Section 18.2.2;

Seller's Account(s) shall have the meaning as defined in Section 3.5.1(d);

Settlement Agreement shall have the meaning as defined in Section 12.2;

SFA shall mean the Senior Multicurrency Term and Revolving Facilities Agreement dated 28 April 2001 as amended as of 16 May 2001 among Messer KGaA, Goldman Sachs International, as Global Co-ordinator, Goldman Sachs International, Bayerische Hypo- und Vereinsbank AG, J.P. Morgan PLC and The Royal Bank of Scotland as Joint Lead Arrangers, the Original Lenders, the Borrowers, the Guarantors, J.P. Morgan PLC as Agent, and Chase Manhattan International Limited as Security Trustee, as the same may have been otherwise (or may be after the date hereof) amended, changed or supplemented and Ancillary Agreements thereto;

SFA Banks shall mean the existing (pool) banks under the SFA;

SFA Guarantee Obligations shall have the meaning as defined in Section 10.5.2;

SFA Security Agent shall mean the agent under the SFA;

Shareholder Loans shall have the meaning as defined in Section 2.1.1;

Signing Date shall mean the date of signing of this Agreement;

Statements shall have the meaning as defined in Section 5.1;

Statutory Financial Statements Germany shall have the meaning as defined in Annex 5.1 (i) B 8.1;

Subsidiary shall mean an entity directly or indirectly majority owned (im Mehrheitsbesitz stehendes Unternehmen) in the sense of Section 16 AktG;

Substitute Purchaser shall have the meaning as defined in Section 2.1.2;

Substitute Seller shall have the meaning as defined in Section 2.1.4;

Supplemental HYB Indenture shall mean the indenture between the Seller and the Trustee which modifies the HYB Indenture to permit the Exit Transaction and the transactions contemplated by this Agreement and the release of the rights and obligations of MGG under the High Yield Proceeds Loan Agreement and the High Yield Subordination Agreement;

Tax or Taxes shall mean with respect to any and all jurisdictions (i) any taxes within the meaning (without being limited to German taxes) of Section 3 paras. 1 through 3 of the German Tax Code (Abgabenordnung), (ii) any federal and state income taxes, franchise taxes, sales and use taxes, excise taxes, ad valorem taxes, property taxes, payroll taxes (including social security and unemployment taxes), and (iii) charges, customs, duties and levies of any kind including without limitation social security contributions and other public law dues and public impositions of any kind imposed by any governmental authority or other public body competent for the imposition of any such Tax;

Taxes Act shall mean the United Kingdom Income and Corporation Taxes Act 1988;

Tax Refund shall mean any actual reduction of Taxes of any member of the MGG Group resulting from a loss, relief, allowance, set off, deduction, right to repayment or credit or other relief of a similar nature granted by or available in relation to Taxes;

Tax Representative shall have the meaning as defined in Section 9.6;

Third Party Rights shall have the meaning as defined in Annex 5.1 (i) B 6.4;

Transaction shall have the meaning as defined in Section 2.1.1;

Trustee shall mean The Bank of New York in its capacity as trustee with respect to the HYB;

Trustee Consent shall mean the consent of the Trustee to the release of the High Yield Proceeds Loan Agreement and the High Yield Subordination Agreement;

UK shall mean the United Kingdom of Great Britain and Northern Ireland;

UK GAAP shall mean accounting and consolidation rules and principles generally accepted in the UK from time to time (i.e. as applicable for the respective accounting periods);

UK Property/Properties shall have the meaning as defined in Section 13.5;

UmwStG shall mean the German Transformation Tax Act (Umwandlungssteuergesetz);

Updated Disclosure Schedule shall have the meaning as defined in Section 5.1;

US or United States shall mean the United States of America;

USD shall mean United States Dollar(s);

US GAAP shall mean accounting and consolidation rules and principles generally accepted in the US from time to time (i.e. as applicable for the respective accounting periods);

US Property/Properties shall have the meaning as defined in Section 10.9;

VAT shall mean any applicable turnover tax or value added tax;

Voluntary Redemption Offer shall mean a tender offer by the Seller or one of its Affiliates for all the outstanding principal amount of the HYB, and a related consent solicitation to authorize the Supplemental HYB Indenture to permit the Exit Transaction and the other transactions contemplated hereby.

2 Sale and Assignment of the MGG Shares and Shareholder Loans; Conditions Precedent; Termination Rights

2.1 Sale of the MGG Shares and certain Shareholder Loans and Exchange of Purchaser

2.1.1 The Seller hereby sells (verkauft) the MGG Shares to the Purchaser, which hereby purchases (kauft) the MGG Shares (the Transaction), such sale including all rights attaching to the MGG Shares and, in particular, all and any rights to profits and profit reserves for the business year 2004 and thereafter and for previous business years to the extent not distributed by the Financial Statements Date (and accordingly Section 101 no. 2 BGB shall not apply). The Seller hereby also sells (verkauft) the shareholder loans granted by the Seller to MGG established pursuant to Sections 4.2.2, 4.2.3, and 4.2.4 to the Purchaser (the Shareholder Loans), which hereby purchases (kauft) the Shareholder Loans.

2.1.2 The Purchaser shall have a right to withdraw as Purchaser (Rücktrittsrecht) from this Agreement if this does not delay Completion and if such Substitute Purchaser (if not the Purchaser’s Guarantor) adheres to this Agreement in notarial form prior to the Payment Date, such right to be exercised in writing at its discretion and notified not later than eight (8) days prior to the Payment Date. If this right is exercised, the Purchaser’s Guarantor shall within one week designate a Subsidiary of the Purchaser’s Guarantor or the Portage Purchaser as the new purchaser under this Agreement, and if it fails to do so within one week, the Purchaser’s Guarantor itself shall become the new purchaser (the Substitute Purchaser). The adherence deed shall be entered into substantially in the form set out in Annex 2.1.2. If the Purchaser exercises its right to withdraw in compliance with the requirements described above, then the Substitute Purchaser shall ipso jure and immediately become the Purchaser under this Agreement and be treated as though it had been the original Purchaser under this Agreement and have all and the same rights and obligations as the Purchaser had under this Agreement.

2.1.3 Under any and all circumstances, the Purchaser’s Guarantor shall remain jointly and severally liable for any and all obligations of the original Purchaser and/or the Substitute Purchaser under and/or in connection with this Agreement.

2.1.4 The Seller shall have a right to withdraw as Seller (Rücktrittsrecht) from this Agreement if this does not delay Completion and if such Substitute Seller adheres to this Agreement in notarial form prior to the Payment Date, such right to be exercised in writing at its discretion and notified not later than eight (8) days prior to the Payment Date so that the Completion is not delayed. If this right is exercised, Messer KGaA shall designate a Subsidiary of Messer KGaA as the new seller under this Agreement (the Substitute Seller), and if it fails to do so within one week, the Seller itself shall remain the Seller. The form of such adherence deed shall be in a form substantially similar to the Substitute Purchaser’s adherence deed set-out in Annex 2.1.2. If the Seller exercises its right to withdraw in compliance with the requirements described above, then the Substitute Seller shall ipso jure and immediately become the Seller under this Agreement and be treated as though it had been the original Seller under this Agreement and have all and the same rights and obligations as the Seller had under this Agreement. The Seller shall be entitled to transfer the Shares to the Substitute Seller prior to the Payment Date.

2.1.5 Under any and all circumstances, Messer KGaA shall remain jointly and severally liable for any and all obligations of the original Seller and/or the Substitute Seller under and/or in connection with this Agreement.

2.2 Transfer and Assignment of the MGG Shares and certain Shareholder Loans

The transfer and assignment (Übertragung) of the MGG Shares and the Shareholder Loans shall occur at Completion as set out in Section 4.3.3 below.

2.3 Conditions Precedent

The obligations of the Seller and the Purchaser to carry out the Completion as set out in Section 4 shall be subject to the satisfaction of each of the following conditions precedent (aufschiebende Bedingungen) (the Conditions Precedent), which satisfaction shall be notified in writing by the Party concerned to the other Parties without undue delay (unverzüglich) as they occur:

2.3.1 the Antitrust Requirements as set out in Section 18.3 have been fulfilled;

2.3.2 the antitrust requirements of the Exit Transaction as set out in Annex 2.3.2 have been fulfilled;

2.3.3 either (i) a full redemption of the HYB has occurred or (ii) there shall have been tendered and not withdrawn from the Voluntary Redemption Offer not less than a majority of the outstanding principal amount of the HYB (exclusive of any HYB held by the Seller or one of its Affiliates), accompanied by exit consents in the form requested by the Seller and after consultation with the Purchaser authorizing the Supplemental HYB Indenture and instructing the Trustee to execute the Trustee Consent;

2.3.4 the Purchaser shall have been provided with (i) a letter of the SFA Security Agent, pursuant to which the transactions contemplated under this Agreement are approved and the assets of the Disposed Companies and the Retained Companies, which serve as security for any liabilities and commitments under the SFA, and any guarantees by them of such liabilities and commitments, will be, subject to any registration requirements etc., and at no cost (other than internal costs) for the Disposed Companies validly and in full released in writing or, if required, in notarized form of any respective liens, pledges, encumbrances and / or other security rights and guarantees and, where applicable, returned to the respective company, in each case under or in connection with the SFA, the release to become effective upon the full repayment of the monies owed under the SFA with effect as of the Completion Date and (ii) a letter of the Facility Agent confirming that the High Yield Subordination Agreement and the High Yield Proceeds Loan Agreement may be terminated under the SFA, the termination to become effective upon the full repayment of the monies owed under the SFA with effect as of the Completion Date;

2.3.5 the Purchase Price has been paid in full into the Escrow Account as set out in Section 3.4 and into the Seller’s Account or such other account designated by the Seller for this purposes in accordance with Section 3.2.2 below;

2.3.6 the assets of Messer Group (including the Retained Companies; but not including, for this purpose, any of the Disposed Companies) which serve as security for the liabilities of the MGG Group listed in Annex 2.3.6, have been validly and fully released in writing or, if required, in notarized form of any respective liens, pledges, encumbrances and / or other third party rights with effect as of the Completion Date;

2.3.7 Messer KGaA and/or any of its Affiliates has/have signed the Refinancing Agreements and obtained a written (including fax) confirmation of the agent of the lenders under the Refinancing Agreements that the conditions precedent, for providing the financing under the Refinancing Agreements (except for those referring to this Agreement including the release of security upon payments to be made at Completion) have been satisfied, and there shall be no uncertainty, e.g. as the result of the use of an appropriate escrow mechanism, that the initial draw-down and funding thereof required for the completion of the Exit Transaction and any payments to the Purchaser under Section 3.3 below shall be made;

2.3.8 the registration of the transformation of Messer KGaA and the Seller into limited liability companies with the competent commercial register has occured;

2.3.9 no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Entity of competent jurisdiction has been made and remains outstanding which has the effect of making the Transaction illegal or otherwise prohibiting its consummation (a Completion Obstacle);

2.3.10 legal title to the shares and/ or participations in all Retained Companies in the territory of any EU member state or of those countries which will acceed to the EU on 1 May 2004 have been transferred to one or more of those Retained Companies which will be transferred out of the MGG Group at or before the Completion Date;

2.3.11 the economic / beneficial ownership (wirtschaftliches Eigentum) to the shares and / or participations in all Retained Companies other than those referred to in Section 2.3.10 above has been transferred to one or more of those Retained Companies which will be transferred out of the MGG Group at or before the Completion Date.

2.4 Waiver

The Seller shall be entitled to unilaterally waive the Conditions Precedent set forth in Sections 2.3.2 and 2.3.5, 2.3.6 and 2.3.8 either in whole or in part.

2.5 Termination by either Party

2.5.1 If one or more of the Conditions Precedent is or are not fulfilled and / or not waived (either fully or, if partially fulfilled, in part) in accordance with Section 2.4 above by 30 September 2004, 24.00 h CET, each of Messer KGaA, the Seller and the Purchaser may terminate this Agreement with effect for all Parties without limitation in time by giving ten (10) Business Days' prior written notice. Any fulfilment or waiver of Conditions Precedent shall remain disregarded if occurring after 30 September 2004, 24.00 h CET;

2.5.2 provided, however, that if by 30 September 2004, 24.00 h CET, the decision(s) on the merits (date of decision(s) relevant) by the relevant anti-trust authority/ies required for the fulfilment of the Condition Precedent set out in Section 2.3.1 in connection with Section 18.3 have been taken and only the formalization of the repective administrative acts or documents has not yet been finalized so that therefore the Condition Precedent set out in Section 2.3.1 in connection with Section 18.3 has not been fulfilled, then Section 2.5.1 shall apply with the proviso that the date of 30 September 2004 is exchanged for 31 October 2004;

2.5.3 In case of a termination by either the Seller or the Purchaser pursuant to this Section 2.5 at a time when the Condition Precedent set forth in Section 2.3.1 in connection with Section 18.3 has not been fulfilled, the Purchaser shall pay to the Seller a break-up fee in the amount of EUR 100,000,000 (in words: Euro one hundred million) immediately upon such termination. Such break-up fee shall be paid in addition to the liquidated damages pursuant to Section 4.5 and 18.7.

2.6 Material Adverse Change

The Purchaser shall be entitled to terminate this Agreement with effect for all Parties as described below by written notice (the MAC Termination Notice), if a Material Adverse Change occurs between the Signing Date and the Payment Date. The Purchaser shall provide a comprehensive written explanation for the termination along with the MAC Termination Notice. The right to terminate can only be exercised if the MAC Termination Notice is received by the other Parties until the day, 24:00 hours CET, immediately prior to the Payment Date. In case of a dispute regarding the occurrence of a Material Adverse Change, this dispute shall be decided by a written expert opinion (Schiedsgutachten) as follows:

2.6.1 In the event Messer KGaA disagrees with the termination by the Purchaser in accordance with this Section 2.6, it shall notify the Purchaser of such disagreement without undue delay, at the latest within five (5) Business Days after the receipt of the MAC Termination Notice including the comprehensive written explanation, and provide the Purchaser with a statement setting forth the basis for such disagreement (the MAC Dispute Notice).

2.6.2 The disagreement referred to in the MAC Dispute Notice shall then promptly be submitted for resolution to Deloitte & Touche, Frankfurt/M office as an expert (Schiedsgutachter). In the event Deloitte & Touche, Frankfurt/M office is not prepared to act hereunder including to comply with the timetable provided hereinafter, Messer KGaA may propose an alternative accounting firm / investment bank, reasonably acceptable to the Purchaser, to replace Deloitte & Touche, Frankfurt/M office as expert.

2.6.3 The expert shall be directed to make a determination within ten (10) Business Days after its engagement of whether or not a Material Adverse Change has occurred, which determination (the Final MAC Determination) shall be final and binding upon all parties, if not evidently incorrect.

2.6.4 The expert shall assess all facts and circumstances, which may or may not lead to the alleged Material Adverse Change, and shall decide also on all compensatory effects (including insurance coverage). The expert shall neither interpret this Agreement nor decide upon legal issues. If and to the extent legal issues are in dispute or are otherwise relevant for the Final MAC Determination, the expert shall obtain the advice of a leading law firm in Germany, which shall itself act in this respect as an expert under this Agreement.

2.6.5 If the Final MAC Determination comes to the result that the alleged Material Adverse Change occurred between the Signing Date and the Payment Date, this Agreement is deemed to be terminated with effect as of the date of the Final MAC Determination.

2.6.6 If the Final MAC Determination comes to the result that no Material Adverse Change occured between the Signing Date and the Payment Date, this Agreement shall remain unaffected by the MAC Termination Notice. If the Purchaser wrongfully alleged the occurrence of a Material Adverse Change, the Completion Date shall be postponed for a period of five (5) Business Days after the Final MAC Determination, if this is later than the Completion Date stipulated in Section 4.1, and the Parties shall carry out the Completion, provided all other Conditions Precedent are fulfilled or validly waived at such date. In this case, Section 4.4 shall apply until the deferred Completion.

2.6.7 The cost of involving the expert (including the costs for retaining a law firm in accordance with Section 2.6.4) shall be allocated by the expert in accordance with Sections 91 et seq. German Civil Procedure Code accordingly. Advance payments to the expert and the law firm retained by the expert shall be made by the Purchaser.

2.7 Limitation / Exclusion of Liability

The Parties shall have no liability whatsoever to each other pursuant to this Agreement following a valid termination in accordance with Sections 2.5 or 2.6 other than (i) provided under Section 4.5, Sections 2.5.3, 2.6 and 18.7 or (ii) for any breach(es) of this Agreement. In case of a valid termination pursuant to Section 2.6 (i) the duty to pay liquidated damages under Section 4.5 shall end by (excluding) the day of the receipt of the relevant MAC Termination Notice, and (ii) Section 2.5.3 shall not apply.

3 Purchase Price, Payment of Purchase Price; VAT

3.1 Purchase Price

The consideration for the purchase of the MGG Shares and the Shareholder Loans (the Purchase Price) shall be an amount equal to the net aggregate of

3.1.1 EUR 1,568,502,000.00 (in words: Euro one billion five hundred and sixty-eight million five hundred and two thousand); plus

3.1.2 EUR 28,046.00 (in words: Euro twenty-eight thousand and forty-six) per (full or partial) calendar day between and including (in each case) 1 October 2003 and the earlier of 31 March 2004 and the Completion Date, plus EUR 131,051.00 (in words: Euro one hundred and thirty-one thousand and fifty-one) per (full or partial) calendar day between and including (in each case) 1 April 2004 and the Completion Date; plus

3.1.3 an upward purchase price adjustment for a delay of Completion as described in Annex 3.1.3 (the Purchase Price Adjustment for Delay), plus

3.1.4 the amount payable to satisfy the liabilities under the HYB Proceeds Loan Agreement (including the early redemption costs and the accrued interest) and under the SFA (it being understood that debt denominated in USD will be paid in USD), plus

3.1.5 an amount (if any) equal to any positive (i.e. in favour of the Retained Companies) balance (as of the Completion Date) of all Indebtedness (for this purpose including non-interest bearing Indebtedness) owed by the Disposed Companies to the Retained Companies and of all Indebtedness (for this purpose including non-interest bearing Indebtedness) owed by the Retained Companies to the Disposed Companies (the Intra-Group Indebtedness) at which time all such Intra-Group Indebtedness shall if and when paid be cancelled, but in all cases without taking into account (i) the amounts owed under (x) the High Yield Bond Proceeds Loan Agreement and (y) under the SFA, (ii) the MIG Asset Proceeds and (iii) the Shareholder Loans and (iv) the trade receivables and the trade payables incurred in the ordinary course of business; it being understood that Intra-Group Indebtedness shall only comprise debt owed by or to majority owned entities, plus

3.1.6 (i) an amount equal to the absolute value of any positive balance of the effects of the Pre-Completion Restructuring (i.e. in favour of the Seller) (as of the Completion Date) with respect to the items exhaustively listed in Annex 3.1.6, and

(ii) minus an amount equal to the absolute value of any negative balance of the effects of the Pre-Completion Restructuring (i.e. in favour of the Purchaser) (as of the Completion Date) with respect to the items exhaustively listed in Annex 3.1.6 (collectively the Pre-Completion Restructuring Compensation Down Payment), plus

3.1.7 an amount equal to the MIG Asset Proceeds, i.e. the deferred payment claims of the Disposed Companies against the Retained Companies (represented by way of vendor notes).

3.2 Payment of Purchase Price

3.2.1 The Purchase Price pursuant to Section 3.1.1, 3.1.2, 3.1.4, 3.1.5 (if any) and 3.1.6 (if any) shall be paid in cash into the Escrow Account pursuant to Section 3.4.

3.2.2 The payment(s) of the Purchase Price Adjustment for Delay shall be made as stipulated in Annex 3.2.2.

3.2.3 The Purchase Price pursuant to Section 3.1.7 shall not be paid in cash but rather by means of an assumption by the Purchaser of the respective liabilities of the Retained Companies against the Disposed Companies.

3.3 Settlement of Intra-Group Indebtedness Balance in favour of Disposed Companies

If the balance (as of the Completion Date) of the Intra-Group Indebtedness is negative (i.e. in favour of the Disposed Companies), then such amount shall not be added to the Purchase Price and not be settled through the Escrow Account. Instead, such negative balance of the Intra-Group Indebtedness shall be assumed by the Purchaser with the consent of the Disposed Companies, hereby given on their behalf by MGG. In consideration thereof, the Seller shall pay to the Purchaser at the Completion Date an amount equal to the absolute value of such negative balance of the Intra-Group Indebtedness as of the Completion Date. To the extent such payment is made to the Purchaser, it is hereby accepted by the Disposed Companies represented by MGG as a release of the liabilities of the Retained Companies vis-à-vis the Disposed Companies for such indebtedness.

3.4 Payment into Escrow Account

Provided this Agreement has not been validly terminated until this date, the Purchaser shall, by no later than 13.00 h CET on the 2nd (second) Business Day falling immediately before the Completion Date (the Payment Date), pay the Purchase Price pursuant to Section 3.1.1, 3.1.2 and 3.1.4 through to 3.1.6 (if any) by telegraphic transfer in immediately available funds and free of any charges, which payment shall be made into a bank account held in trust on behalf of the Purchaser, the Seller and the Financial Investors as set out in more detail in an escrow agreement substantially in the form set out in Annex 3.4 (the Escrow Agreement) by the Escrow Agent (the Escrow Account). In the event of a conflict between the Escrow Agreement and this Agreement, this Agreement shall prevail as between the Parties.

3.5 Use of Escrow Account

3.5.1 In addition to what is set out in the Escrow Agreement (and notwithstanding Section 3.4 last sentence), the Escrow Account and any monies paid into the Escrow Account shall be dealt with as follows:

At Completion, following the execution of the Completion Notarial Deed by the Seller and the Purchaser pursuant to Section 4.3.3, the Seller shall send a copy of the notarized Completion Notarial Deed by fax to the Escrow Agent. Immediately following the receipt of a fax copy of the notarized Completion Notarial Deed by the Escrow Agent, all monies paid into or generated in the Escrow Account (after the deduction of Tax at source, if any) shall be distributed by the Escrow Agent as follows:

(a) the amount payable by the Seller to the bondholders which have tendered their HYB until the Voluntary Redemption Offer expiration date shall be paid directly to the relevant bondholders / trustee; and

(b) an amount equal to all amounts outstanding under the SFA shall be paid to the Agent under the SFA, such payment to be – as between the Seller and MGG – the granting of a shareholder loan of the Seller to MGG, and - as between the MGG Group and the Agent under the SFA – full repayment of all amounts owed under the SFA; and

(c) if the balancing of the Intra-Group Indebtedness results in an amount payable to the Retained Companies, the amount equal to such balance shall be paid to the respective Retained Companies, such payment to be – as between the Seller and MGG – the granting of a shareholder loan and as between MGG (acting insofar for the account of the respective Disposed Companies) and the Retained Companies – payment of the amounts owed by the Disposed Companies to the Retained Companies; and

(d) any residual amount on the Escrow Account shall be paid by telegraphic transfer in immediately available funds into a bank account of the Acting Shareholders and Beneficiaries (as defined in the Escrow Agreement) (the Seller’s Account(s)).

Such residual amount shall be equal to (i) the net sum of the Purchase Price items pursuant to Sections 3.1.1, 3.1.2, and 3.1.6; plus (ii) any amounts pursuant to Section 3.1.4 not payable to the holders of the HYB pursuant to Section 3.5.1 (a).

3.5.2 The payments effected under Section 3.5.1 release the Purchaser and the Purchaser’s Guarantor from their payment obligations with regard to the Purchase Price pursuant to Sections 3.1.1, 3.1.2, and 3.1.4 through to 3.1.6, subject to Section 3.5.7.

3.5.3 No amounts in the Escrow Account shall be used to settle trade payables and trade receivables incurred in the ordinary course of business.

3.5.4 As regards interest generated on the Escrow Account, the following rules shall apply:

(a) the interest generated shall be used primarily to pay any charges of the Escrow Agent in connection with the Escrow Account, which have been agreed among the Parties and the Escrow Agent;

(b) any remaining interest (i) generated on the Escrow Account within the first three (3) Business Days following the day the monies have been paid in shall be paid to the Seller and (ii) generated on the Escrow Account after the first three (3) Business Days following the day on which the monies have been paid in shall be paid to the Purchaser.

3.5.5 Any bank charges and all other charges in connection with the Escrow Account other than those settled according to Section 3.5.4(a) shall be borne by the Purchaser.

3.5.6 If Completion has not occurred by the end of the third Business Day after the Completion Date and this delay has not been caused by the Purchaser, the Purchaser shall be entitled to instruct the Escrow Agent to distribute to an account notified by the Purchaser to the Escrow Agent all monies which will have been paid into or generated in the Escrow Account and which will not be required to meet the charges of the Escrow Agent in connection with the Escrow Account.

3.5.7 If the monies have been distributed by the Escrow Agent in accordance with Section 3.5.6, the Purchaser shall pay the then applicable Purchase Price according to Section 3.2 again by telegraphic transfer in immediately available funds and free of any charges to the Escrow Account, without undue delay, but at the latest within two (2) Business Days after it has been notified by Messer KGaA and/or the Seller in writing that the Conditions Precedent have been, or will be, fulfilled or waived. In this case Completion shall occur at the Business Day immediately following the day when the full payment has been effected. In the case of a repeated payment of the Purchase Price into the Escrow Account, no further interest generated on the Escrow Account shall be paid to the Seller.

3.6 No set-off or withholding by the Purchaser

Any right of the Purchaser to set-off and / or withhold any payment of the Purchase Price or any other amounts due under Sections 3.1 and 3.2 of this Agreement is hereby expressly waived and excluded, unless expressly provided otherwise in this Agreement.

3.7 Adjustment of the Purchase Price as per Section 4.2.1 and of the Payment pursuant to Section 3.3

3.7.1 The Parties agree that the Purchase Price items pursuant to Section 3.1.4 through 3.1.6 and the payment pursuant to Section 3.3 are down payments made on the basis of the calculations pursuant to Section 4.2.1. The Parties remain entitled to recalculate the amounts pursuant to Section 3.1.4 through 3.1.6 and the payment pursuant to Section 3.3 preliminarily determined by the Seller in accordance with Section 4.2.1 for a period of forty-five (45) calendar days following the Completion Date. If the respective recalculation pursuant to this Section 3.7 is higher than the calculation for the Purchase Price as per Section 4.2.1 net of the payment pursuant to Section 3.3, then the Purchaser will pay the difference to the Seller, and if such recalculation is lower than the calculation for the Purchase Price as per Section 4.2.1 net of the payment pursuant to Section 3.3, then the Seller will pay the difference to the Purchaser.

3.7.2 If the Parties, within forty-five (45) calendar days after the Completion Date, reach an agreement, then the agreed adjustment amount shall be paid, and if no Party objects in writing to the other Parties within forty-five (45) calendar days, then the amount preliminarily determined by the Seller in accordance with Section 4.2.1 and the payment pursuant to Section 3.3 become final.

3.7.3 If the Parties are unable to reach an agreement within forty-five (45) calendar days after the Completion Date, then each Party may by written notice to all other Parties require that the calculation of the Purchase Price as per Section 4.2.1 and the payment pursuant to Section 3.3 be referred to the auditors of MGG Group acting as an expert (Schiedsgutachter / the Accountants) in consultation with the Purchaser’s auditors. The Accountants shall then, within forty-five (45) calendar days after the date, on which the relevant notice has been received by the other Parties, calculate the Purchase Price as per Section 4.2.1 and the payment pursuant to Section 3.3. In calculating the Purchase Price as per Section 4.2.1 and the payment pursuant to Section 3.3, the Accountants shall determine only the issues that are in dispute between the Parties, shall give all Parties a reasonable opportunity to make written or oral representations to them and send copies of such written representations to all other Parties, shall give the other Parties the opportunity to be present and / or to send representatives when oral representations are made, and shall determine the Purchase Price as per Section 4.2.1 and the payment pursuant to Section 3.3, in writing in the English language, including the reasons for such determination. The determined adjustment of the Purchase Price as per Section 4.2.1 and the payment pursuant to Section 3.3, if any, shall be final. The cost of involving the Accountants shall also be allocated by the Accountants in accordance with Section 91 et seq. German Civil Procedure Code accordingly.

3.7.4 Any payments due under this Section 3.7 shall bear interest as of the Completion Date at a rate of three-month EURIBOR plus hundred (100) basis points as of the Completion Date.

3.7.5 The calculation pursuant to Section 4.2.1 and the reconciliation process pursuant to this Section 3.7 shall not affect any indemnification claims pursuant to Section 13.8.

3.8 VAT

It is the current understanding of the Parties that the transaction contemplated under this Agreement is not subject to German turnover tax (Umsatzsteuer). If, contrary to such understanding, the competent tax authorities take the position that the transaction contemplated hereunder is subject to German turnover tax, the Parties agree that the Purchase Price set out in Section 3.1 shall be deemed exclusive of such German turnover tax and that the Purchaser shall pay such German turnover tax, plus interest thereon (if any imposed under German tax law), to the Seller within five (5) Business Days before such German turnover tax becomes payable by the Seller and subject to the condition that the Seller (i) has furnished the Purchaser with a proper invoice in accordance with the relevant provisions of the German Turnover Tax Code (Umsatzsteuergesetz) and (ii) has informed the Purchaser of the date when such German turnover tax will become payable. The Purchaser shall have the right to pay such German turnover tax by assigning to the Seller its claim to refund of German turnover tax (Vorsteuererstattungsanspruch), if any, up to the amount of the German turnover tax payable by the Seller as a result of the consummation of the transaction contemplated in this Agreement and executing the form provided for in Section 46 para. 3 AO. To the extent that such claim to refund of German turnover tax falls short of the amount of the German turnover tax (plus interest) payable by the Seller with respect to the consummation of the transactions contemplated in this Agreement, the Purchaser shall pay such amount to the Seller in cash within five (5) Business Days before such German turnover tax has become payable by the Seller. The same shall apply mutatis mutandis, in case the transaction contemplated by this Agreement is subject to any foreign, in particular without limitation US and / or UK, value added tax or transfer tax.

4 Completion

4.1 Completion Date

Completion of the Transaction shall take place in the offices of Freshfields Bruckhaus Deringer at Heumarkt 14, 50667 Cologne, Germany, or at any other place agreed between the Parties, it being understood, however, that notarization at the request of the Purchaser shall take place in Basel-Stadt, Switzerland, on the later of:

4.1.1 1 April 2004; and

4.1.2 the fourth (4th) Business Day after the calendar day on which all of the Conditions Precedent under Sections 2.3.1, 2.3.2, 2.3.3, 2.3.4, 2.3.7 (except, for the avoidance of doubt, for such conditions precedent under the Refinancing Agreements which relate to the release of security at Completion), 2.3.8 and 2.3.10 are fulfilled or waived in accordance with this Agreement;

or at such other date as may be agreed between the Purchaser and the Seller (the Completion Date) or as soon as possible thereafter, when the other Conditions Precedent set forth in Section 2.3 are satisfied or waived or will be satisfied upon the Completion.

4.2 Steps to be taken prior to Completion

On the fifth (5th) Business Day prior to Completion, the Parties undertake to proceed as follows:

4.2.1 The Seller in consultation with the Purchaser shall determine the likely balance as of the Completion Date of the following amounts being part of the Purchase Price and the payment under Section 3.3, namely the:

  amounts outstanding under the High Yield Proceeds Loan Agreement, it being understood that the obligations of MGG under the High Yield Proceeds Loan Agreement do not only cover the principal amount of the HYB but also any and all amounts payable by the Seller under the HYB Indenture to the HYB holders in excess of the principal amount of the HYB (including, without limitation, any early redemption costs);

  amounts outstanding under the SFA;

  balance regarding the Intra-Group Indebtedness between the Disposed and the Retained Companies;

  balance of the Pre-Completion Restructuring Compensation Down Payments with details of items included in such a balance and with bank certificates that each of the corresponding proceeds have been cashed in by the Disposed Companies between 30 September 2003 and the Completion Date;

  the amount of the MIG Asset Proceeds;

it being understood that in each case the Seller shall provide to the Purchaser proper evidence to substantiate the amounts owed under this Section 4.2.1.

Such calculations shall be decisive for the payments into the Escrow Account pursuant to Section 3.2 and be subject to a post-closing adjustment pursuant to Section 3.7.

4.2.2 Subject to the Completion taking place (condition precedent), the Seller shall grant a shareholder loan to MGG in an amount equal to any amounts due under the High Yield Proceeds Loan Agreement (calculated according to Section 4.2.1), and, in fulfilment of such obligation of Seller under such shareholder loan, the Seller and MGG shall set-off the Seller´s claims against MGG out of the High Yield Proceeds Loan Agreement, whereby all amounts due under the High Yield Proceeds Loan Agreement shall have been fully settled, and neither Party shall henceforth have any rights under the High Yield Proceeds Loan Agreement against the other Party.

4.2.3 Subject to Completion taking place (condition precedent), the Seller shall grant to MGG a shareholder loan in an amount equal to the amount due by all Disposed Companies under the SFA.

4.2.4 Subject to Completion taking place (condition precedent), the Seller shall grant to MGG a shareholder loan in an amount equal to the balance of the Intra-Group Indebtedness between the Disposed Companies and the Retained Companies if the balance is in favour of the Retained Companies.

4.2.5 Subject to Completion taking place (condition precedent), the Seller shall pay to the Purchaser pursuant to Section 3.3 an amount equal to the absolute value of the respective negative Intra-Group Indebtedness balance and the Purchaser shall assume with the consent of the Disposed Companies, hereby given on their behalf by MGG, the respective liabilities of the Retained Companies against the Disposed Companies.

4.3 Steps to be taken at Completion

At Completion, provided that all of the Conditions Precedent have been fulfilled or waived in accordance with this Agreement:

4.3.1 The Seller shall deliver to the Purchaser

(a) the Updated Disclosure Schedule; and

(b) letters by the individuals listed in Annex 4.3.1 offering the resignation from their position as of when the assignment (Abtretung) of the MGG Shares to the Purchaser becomes effective.

4.3.2 At Completion, the Purchaser shall assume with the consent of MGG, which is hereby granted, the liabilities of the Retained Companies against the Disposed Companies in an amount equal to the MIG Asset Proceeds and represented by vendor notes;

4.3.3 at Completion, the Parties shall execute a notarial deed substantially in the form of the draft attached hereto as Annex 4.3.3 (the Completion Notarial Deed), recording the events at the Completion Date and stating that the Completion has occurred, including, in particular without limitation: (i) the assignment (Abtretung) of the MGG Shares from the Seller to the Purchaser, (ii) the granting of the Shareholder Loans, (iii) the assignment of the Shareholder Loans by the Seller to the Purchaser, (iv) the assumption of the Intra-Group Indebtedness pursuant to Section 4.2.5 and (v) the assumption of the vendor notes pursuant to 4.3.2 by the Purchaser;

4.3.4 at Completion, the HYB tendered under the Voluntary Redemption Offer shall be accepted for payment and, upon payment of the amounts referred to in Section 3.5.1(a) and 3.5.1(b) as required under such subsections, the High Yield Subordination Agreement and the High Yield Proceeds Loan Agreement shall be terminated and the Supplemental HYB Indenture and the Trustee Consent shall become effective.

4.4 Steps to be taken after Completion

The Seller and the Purchaser shall procure that trade receivables and trade payables between majority owned Retained Companies and majority owned Disposed Companies not settled at Completion in accordance with Section 3 above are paid in due course and in any event not later than sixty (60) days after Completion or as early as thereafter as possible under any applicable laws and regulations.

4.5 Liquidated Damages for delay in Completion

If for any reason the Condition Precedent set out in Section 2.3.1 in connection with Section 18.3 has not been fulfilled by 30 June 2004, the Purchaser shall pay liquidated damages for the delay in Completion as stipulated in Annex 4.5.

5 Representations and Warranties of Messer KGaA

5.1 Independent Promise of Guarantee

Messer KGaA hereby guarantees to the Purchaser by way of an independent promise of guarantee pursuant to Section 311 para. 1 BGB (selbständiges Garantieversprechen), within the scope and subject to the requirements and limitations provided in Sections 6 and 7 hereof or otherwise in this Agreement, that the representations and warranties set forth in Annex 5.1 (i) (the Statements) are true and correct as of the Signing Date and, unless explicitly provided otherwise in Annex 5.1 (i), as of the Completion Date or such other point in time explicitly referred to therein, unless (i) otherwise disclosed in Annex 5.1 (ii) and/or any of the Exhibits thereto (the Disclosure Schedule) or any of the other Annexes of this Agreement, or (ii) in an update of such Disclosure Schedule setting forth any circumstances to be disclosed or listed under this Section 5 or its Annexes and Exhibits thereto and (x) occurring or (y), to the extent a Statement is qualified by the Knowledge of Messer KGaA, becoming known by individuals whose knowledge is defined as being Knowledge of Messer KGaA between the Signing Date and the Completion Date (the Updated Disclosure Schedule). Messer KGaA, the Seller and the Purchaser agree and explicitly confirm that the Statements are not granted, and shall not be qualified and construed as, quality guaranties concerning the object of the purchase (Garantien für die Beschaffenheit der Sache) within the meaning of Sections 443 and 444 BGB, respectively, and that Section 444 BGB shall not and does not apply to the Statements.

5.2 Integrative and Inseparable Provision

The Parties agree that this Section 5 (including the Annexes and Exhibits relating thereto) and Sections 6 and 7 below together form an integrative and inseparable provision for the purposes of Sections 443 and 444 BGB.

6 Remedies

6.1 Restitution in Kind and Monetary Damages

6.1.1 In the event that (i) any of the Statements in Section 5.1 in connection with Annex 5.1 (i) is incorrect and (ii) such incorrectness is not being disclosed in this Agreement including the Disclosure Schedule and /or in the Updated Disclosure Schedule and/or any of the other Annexes of this Agreement (a Breach), Messer KGaA shall put the Purchaser and/or at the option of the Purchaser, the respective company of the MGG Group in the position the Purchaser or the respective company of the MGG Group would have been in had the Statement been correct (restitution in kind; Naturalrestitution).

6.1.2 If Messer KGaA does not achieve this position within sixty (60) days after having been notified of the Breach by the Purchaser, the Purchaser may claim for monetary damages (Schadenersatz in Geld) to be treated as a reduction of the Purchase Price in lieu of restitution in kind, provided, however, that such damages shall only cover actual damages incurred by the Purchaser (including the direct loss of operating profits (unmittelbar entgangener Gewinn) incurred by the relevant Disposed Company and reasonable out of pocket expenses, e.g. for legal and tax advisers and accountants) and shall, in particular, not cover internal administration or overhead costs of the Purchaser, consequential damages (Folgeschäden), other indirect damages or the loss of profits by the Purchaser by virtue of a reduction in the value of its interests in a relevant Disposed Company which has suffered damages, and shall not allow for any argument that the Purchase Price was calculated upon incorrect assumptions.

6.2 Duty of timely Notification and Mitigation of Damages

The Purchaser shall inform Messer KGaA without undue delay at the latest within thirty (30) Business Days of Purchaser’s Knowledge of a potential Breach in writing and shall give Messer KGaA the opportunity to remedy such situation within a reasonable period of time. Irrespective thereof, and also if Messer KGaA does not or chooses not to remedy such matter itself, the Purchaser shall be obliged to undertake all reasonable steps to avoid or mitigate any damage resulting from any such actual or alleged incorrectness of any of the Statements pursuant to Section 5.1 in connection with Annex 5.1 (i). Messer KGaA shall not be liable for, and the Purchaser shall not be entitled to bring any claim under this Section 6, if and to the extent that the Purchaser has caused (verursacht oder mitverursacht) or not mitigated such claim (Section 254 BGB).

6.3 Claims by Third Parties

If any claim pursuant to this Section 6 is a result of or occurs in connection with a claim by or a liability to a third party, then the Purchaser shall procure that:

6.3.1 Except as required by law, no admissions in relation to such third party claim shall be made by or on behalf of the Purchaser or any Disposed Company and the claim shall not be compromised, disposed of or settled without the written consent of Messer KGaA, which shall not be unreasonably withheld;

6.3.2 Messer KGaA shall be entitled, at its own expense and in its sole discretion (taking reasonably into account the business interests and reputation of the Purchaser and the MGG Group), to take such action as it shall deem necessary to avoid, dispute, deny, defend, resist, appeal, compromise or contest such claim or liability in the name of and on behalf of the respective Disposed Company and to initiate and conduct any related proceedings, negotiations or appeals;

6.3.3 the respective Disposed Company shall give all such information and assistance to Messer KGaA, including access to premises and personnel, and the right to examine and copy accounts, documents and records, within regular business hours, as Messer KGaA may reasonably request for the purpose referred to in Section 6.3.2, including instructing at Messer KGaA’s expense such professional or legal advisers as Messer KGaA may nominate to act on behalf of the Purchaser or the respective Disposed Company in accordance with Messer KGaA’s instructions; and

6.3.4 the respective Disposed Company shall keep Messer KGaA promptly and fully informed of all material developments, provide copies of all material documentation and have regard to any reasonable requests or suggestions made by Messer KGaA in relation thereto; the same applies vice versa to Messer KGaA.

6.4 Claims against Third Parties

If the Purchaser or any Disposed Company becomes aware of any right or cause of action against a third party in respect of a matter that was previously the subject of a payment by Messer KGaA to the Purchaser or any of the Disposed Companies under this Section 6, it shall notify Messer KGaA within a period of not more than thirty (30) calendar days. Irrespective thereof, the provisions of Section 6.3 shall apply mutatis mutandis to such right or cause of action and Messer KGaA shall be entitled to the lesser of the amount originally paid by it to the Purchaser and/or the Disposed Companies in respect of the matter in question and the amount recovered from the third party, reduced by any Taxes relating to the recovered amount.

6.5 No "Double Dip"

The Purchaser shall have no claim under this Section 6:

6.5.1 up to the amount liabilities, accounting provisions or allowances (Rückstellungen, Wertberichtigungen) in the latest financial statements of the Disposed Companies available at the Signing Date, including those as of 30 September 2003, of the respective companies have been made for that matter or liability; and/or

6.5.2 to the extent that the Purchaser or a Disposed Company - all of which shall use reasonable efforts to realize any reimbursement claim and Tax Refund - have been reimbursed under any policy of insurance and to the extent the policy allows a waiver of subrogation, or have received a Tax Refund in respect of the particular incorrect Statement.

6.6 De-Minimis; Basket

Claims under Section 6.1 in connection with Section 5 and Annex 5.1 (i) of this Agreement (with the exception only of claims under Section 6.1 in connection with Annex 5.1 (i) B 4.2, C 4.2 and D 4.2 in each case in connection with Section 14.1.1 (no dividends)) cannot be made unless each individual claim exceeds the amount of EUR 300,000 (in words: Euro three hundred thousand) and the total amount of all such claims individually exceeding such de-minimis amount exceeds the amount of EUR 7.5 million (in words: Euro seven million five hundred thousand) (Freibetrag), in which case only the excess amount can be asserted.

6.7 Liability Cap

The aggregate maximum payments of Messer KGaA under Section 6.1 in connection with:

6.7.1 Section 5 and Annex 5.1 (i) (Statements) (with the exception only of claims under Section 6.1 in connection with Annex 5.1 (i) A 1 and/or Annex 5.1 (i) A 2 and/or Annex 5.1 (i) B 5 and/or Annex 5.1 (i) B  6 and / or, Annex 5.1 (i) B 3 and / or Annex 5.1 (i) B 4.2 in connection with Section 14.1.1 (no dividends), Annex 5.1 (i) C 21 and/or Annex 5.1 (i) C 22 and / or Annex 5.1 (i) C 3, and / or Annex 5.1 (i) C 4.2 in connection with Section 14.1.1 (no dividends), and/or Annex 5.1 (i) D 38 and/or Annex 5.1 (i) D 39 and / or Annex 5.1 (i) D 3 and / or Annex 5.1 (i) D 4.2 in connection with Section 14.1.1 (no dividends)), shall not exceed EUR 150,000,000 (in words: Euro one hundred and fifty million); and

6.7.2 Section 5 and Annex 5.1 (i) B 15, and/or Annex 5.1 (i) C 15, and/or Annex 5.1 (i) D 15 shall not exceed EUR 57,500,000 (in words Euro fifty-seven million five hundred thousand); and

6.7.3 Section 5 and Annex 5.1 (i) A 1 and/or Annex 5.1 (i) A 2 and/or Annex 5.1 (i) B 5 and/or Annex 5.1 (i) B 6 and/or Annex 5.1 (i) B 7 and/or Annex 5.1 (i) C 21 and/or Annex 5.1 (i) C 22, and/or Annex 5.1 (i) C 23 and/or Annex 5.1 (i) D 38 and/or Annex 5.1 (i) D 39 and/or Annex 5.1 (i) D 40 (Corporate Matters and Authority) shall not exceed the Purchase Price;

it being understood that the limitations to claims set out in this Section 6.7 shall be cumulative.

6.8 Period of Limitation

6.8.1 Unless expressly provided otherwise in this Agreement, the period of limitation (Verjährungsfrist) for all claims under Section 6.1 in connection with Section 5 and Annex 5.1 (i) of this Agreement against the Seller or Messer KGaA shall be twenty-four (24) months as of the Completion Date, with the exception only of claims relating to Section 5 and Annex 5.1 (i) A 1 and/or Annex 5.1 (i) A 2 and/or Annex 5.1 (i) B 5 and/or Annex 5.1 (i) B 6, and/or Annex 5.1 (i) B 7 and/or Annex 5.1 (i) C 21and/or Annex 5.1 (i) C 22, and/or Annex 5.1 (i) C 23 and/or Annex 5.1 (i) D 38 and/or Annex 5.1 (i) D 39 and/or Annex 5.1 (i) D 40 (Corporate Matters and Authority) and/or Annex 5.1 (i) B 4.2, C 4.2 and D 4.2 in each case in connection with Section 14.1.1 (no dividends), which shall become time-barred (verjaehrt) on the 5th (fifth) anniversary of the Completion Date and claims relating to Section 5 and Annex 5.1 (i) B 19 and/or Annex 5.1 (i) C 35 and/or Annex 5.1 (i) D 15 (environmental matters) which shall become time-barred (verjaehrt) on the sixth (6th) anniversary of the Completion Date.

6.8.2 The application of Section 203 BGB shall be excluded.

6.9 No implied Statements, Warranties or Representations

The Purchaser acknowledges and agrees that:

6.9.1 no other statement, promise or forecast (written or verbal) made by or on behalf of Messer KGaA, the Seller or any of their direct or indirect shareholders or any of their respective advisers or agents, other than the Statements expressly provided in Section 5 above, may form the basis of any claim by the Purchaser under or in connection with this Agreement; and

6.9.2 except as explicitly provided in this Agreement, Messer KGaA, the Seller, or any of their direct or indirect shareholders or any of their respective advisers or agents do not make any representation or warranty as to the accuracy or completeness of, without limitation, reports or written opinions, information memoranda, forecasts, estimates, teasers, projections, statutory accounts (except for the Statement regarding the Financial Statements), monthly management information or management presentations, statements of intent or statements of opinion provided to the Purchaser or its advisers on or prior to the Completion Date.

6.10 Exclusion of Liability

Neither the Seller nor Messer KGaA shall be liable in respect of any matter, act, omission or circumstance (or any combination thereof) (including, for the avoidance of doubt, the aggravation of a matter or circumstance) to the extent that the same would not have occurred but for:

6.10.1 any voluntary act, omission or transaction of the Purchaser or MGG or any of their Affiliates, or their respective directors, employees or agents or successors in title after the Completion Date; or

6.10.2 any change in the accounting or taxation policy, bases or practice of the Purchaser or MGG or their Affiliates introduced or becoming effective after the Completion Date.

For the avoidance of doubt, the Parties confirm their understanding that a loss of customers by the Messer Group after 30 September 2003 by the Messer Group to the Purchaser, the Purchaser’s Guarantor or any of their Affiliates does not give rise to liability under this Agreement.

6.11 Subsequent Recovery

If the Purchaser or any Disposed Company directly or indirectly recovers (whether by payment, discount, credit, relief or otherwise) from a third party a sum or other benefit which is referable to the subject matter of a payment made by Messer KGaA pursuant to this Section 6, the Purchaser shall inform Messer KGaA about this recovery without undue delay and pay, or shall procure that the relevant Affiliate pays, to Messer KGaA the lesser of (i) the amount equal to the sum recovered from the third party and (ii) the amount previously paid by Messer KGaA to the Purchaser or to any Disposed Company, reduced by any Taxes relating to the recovered amount.

7 Exclusion of other Remedies

7.1 Limitation to contractual Remedies

To the extent permitted by law and subject to any mandatory provisions such as Sections 123 or 276 para. 3 BGB, any further claims and remedies of the Purchaser and the Purchaser’s Guarantor under or in connection with this Agreement against the Seller, Messer KGaA, MIG and/or their direct and indirect shareholders and advisers other than those explicitly provided for in this Agreement, irrespective of their nature, amount or legal basis, are hereby expressly waived and excluded and in particular, without limitation, claims under pre-contractual fault (Section 311 para. 2 and 3 BGB), breach of contract (Pflichtverletzung aus dem Schuldverhältnis) and / or the right to reduce the Purchase Price (Minderung) or to rescind this Agreement (Rücktritt), and any liability in tort (Deliktshaftung). Notwithstanding the aforesaid, any claims of the Purchaser to specific performance and/or compliance with other obligations under this Agreement shall remain unaffected.

7.2 No Quality Guarantees

The Parties agree that the provisions contained in Section 5 in connection with Annex 5.1 (i) and Section 6 above are not quality guarantees concerning the object of the purchase (Garantien für die Beschaffenheit der Sache) within the meaning of Sections 443 and 444 BGB. In the unlikely event that the provisions of Sections 5 (in connection with Annex 5.1 (i)), 6 and 7 above setting out the scope and limitations of the Seller’s and / or Messer KGaA's liability are, contrary to the intention and explicit understanding of the Parties, regarded and construed as quality guarantees concerning the object of the purchase, and the limitations of the Seller’s and / or Messer KGaA's liability contained herein are therefore found wholly or partially invalid, the Purchaser hereby waives the right to assert claims going beyond the limits of the limitations provided for herein and the Purchaser’s Guarantor shall indemnify the Seller and Messer KGaA from any such asserted claims. The Seller and Messer KGaA accept such waiver.

7.3 Overall Cap

7.3.1 Except for claims of the Purchaser and/or Disposed Companies

(a) to specific performance (other than claims for a restitution in kind) and/or for damages in respect of a breach of the express covenants of the Seller and Messer KGaA contained in this Agreement (other than covenants in the form of indemnification, cost sharing or reimbursement obligations),

(b) which are capped at the amount corresponding to the Purchase Price pursuant to Section 6.7.3,

(c) to indemnification pursuant to Section 13.1 (Disposals), Section 13.8 (Pre-Completion Restructuring), Section 13.9 (HYB) and Section 13.12 (Hoechst BCA),

(d) to indemnification regarding Guarantee Obligations of Disposed Companies pursuant to Sections 10.6.1, 10.6.2 and 10.6.3, and

(e) relating to Section 5 with Annex 5.1 (i) B 4.2, C 4.2 and D 4.2 in each case in connection with Section 14.1.1 (no dividends);

the aggregate liability, above and excluding the baskets pursuant to Section 6.6, 13.4, Annex 13.10 and Annex 13.11, of the Seller and/or Messer KGaA under this Agreement or in respect of any breach of this Agreement or with regard to any matters dealt with or referred to in this Agreement and its Annexes and Exhibits, irrespective of the legal basis (Rechtsgrundlage) of such liability, shall in no event exceed the total amount of EUR 200,000,000 (in words: Euro two hundred million) (the Overall Cap), including, without limitation, amounts expended or paid pursuant to or in connection with indemnification, cost sharing or reimbursement obligations other than those specifically excluded from the Overall Cap pursuant to the foregoing.

7.3.2 It is understood and agreed that the specific caps on specified liabilities and indemnities provided elsewhere in this Agreement are, with the exception only of those listed in Section 7.3.1 (a) through (e) above, part of the Overall Cap and shall in no event lead to an increase of the Overall Cap, and shall apply regardless of whether any such other specific caps have been reached.

7.3.3 It is furthermore understood and agreed that the specific cap in Section 6.7.2 shall be part of the cap in Section 6.7.1 and shall in no event lead to an increase of the cap in Section 6.7.1.

8 Representations of the Purchaser

The Purchaser hereby guarantees to the Seller and Messer KGaA by way of an independent promise of guarantee pursuant to Section 311 para. 1 BGB (selbständiges Garantieversprechen) that the statements set forth in Section 8.1 are and shall be true and correct as of the Signing Date and the Completion Date and that the statements set forth under Section 8.2 are correct as of the Signing Date.

8.1 Corporate Existence and Authority, No Conflicts

The Purchaser has been duly incorporated under the laws of France and has the unrestricted capacity to execute this Agreement and to perform its obligations thereunder. The Purchaser’s Guarantor has been duly incorporated under the laws of France and has the unrestricted capacity to execute this Agreement and to perform its obligations thereunder. Neither the execution of this Agreement by the Purchaser or the Purchaser's Guarantor nor the performance of any of their obligations hereunder will violate or conflict with any of the terms of the articles of association or any other organisational documents of the Purchaser or the Purchaser's Guarantor or with any applicable law, and have been duly authorized by all necessary corporate action on the part of the Purchaser and the Purchaser’s Guarantor, including all necessary action by the Supervisory Board of the Purchaser’s Guarantor.

8.2 No Knowledge of Breach

To the Knowledge of the Purchaser and of the Purchaser’s Guarantor as of the Signing Date, there exists no breach of any of the Statements made by the Seller and / or Messer KGaA in this Agreement.

9 Taxes

9.1 Indemnification of the Purchaser by Messer KGaA

Notwithstanding any provisions to the contrary in this Agreement, Messer KGaA shall pay to the Purchaser as a reduction of the Purchase Price the amount necessary to indemnify the Disposed Companies (for the purposes of this Section 9 excluding the German MGG Participations and the Messer US Participations) from Taxes attributable to Tax periods (or portions thereof) beginning after 31 December 1993 and ending on or prior to the Financial Statements Date. Such payment shall be made to the Purchaser, but only to the extent that such Taxes exceed the amount reserved for Tax matters relating to the indemnified Tax periods in the Financial Statements as of the Financial Statements Date. In the event that a Disposed Company is not consolidated in the Financial Statements as of the Financial Statements Date, the indemnification shall relate to Tax periods ending prior to 1 January 2003, and that respective company’s statutory accounts as of 31 December 2002 shall determine whether the Tax was reserved for. Such payment shall become due within three (3) Business Days before the respective Taxes are due and payable, but no earlier than five (5) Business Days after the Purchaser has informed Messer KGaA in writing that such Taxes will become due and payable at the respective date.

9.2 Tax Refunds / Tax Representations

9.2.1 The amount of any Tax Refunds attributable to Tax periods (or portions thereof) up to the Financial Statements Date obtained by the MGG Group (e.g. by actual payment, set-off, deduction or otherwise), to the extent such Tax Refunds exceed the amount recorded as receivables in the Financial Statements as of the Financial Statements Date, shall be deducted from the amount of the Tax indemnity, if any, due from Messer KGaA pursuant to Section 9.1 above. In the event that a Disposed Company is not consolidated in the Financial Statements as of the Financial Statements Date, the Tax Refunds shall relate to Tax periods ending prior to 1 January, 2003, and that respective company’s statutory accounts as of 31 December 2002 shall determine whether the Tax Refund was recorded as a receivable. The Purchaser shall be obliged to inform Messer KGaA about Tax Refunds falling under this Section 9.2.1 in writing and within not more than fourteen (14) calendar days after such Tax Refund has occurred.

9.2.2 To the extent the aggregate of Tax Refunds falling under Section 9.2.1 exceeds the amount, if any, payable under the indemnity given by Messer KGaA pursuant to Section 13.1 above, but without regard to the cap under Section 9.9, the Purchaser undertakes to pay to Messer KGaA such excess refund within one (1) month after the Tax Refunds have been received or obtained (e.g. by receipt of payment or by declaration of set-off by the Tax Authorities). No amounts under this Section 9.2.2 shall become payable until, with respect to any and all Taxes relating to Tax periods (or portions thereof) up to and including the Completion Date, the statute of limitations (Festsetzungsverjährung) has expired, or if earlier, a Tax audit for all such Tax periods has been concluded and final and binding Tax assessments have been issued. The Purchaser shall be under no obligation to inform Messer KGaA of any right under this Section 9.2.2, but shall cooperate with Messer KGaA to determine if any rights exist, but any expenses in excess of EUR 50,000 (in words: Euro fifty thousand) relating to such determination, including for advisors of Purchaser, shall be borne by Messer KGaA. Section 9.3.9 shall apply mutatis mutandis.

9.2.3 (a) Messer KGaA represents that on the Completion Date MGG has recorded on its books as an expense an amount equal to any amounts due under the High Yield Proceeds Loan Agreement (calculated according to Section 4.2.1) in excess of the principal amount;

(b) Messer KGaA represents that MGG as of 31 December 1999 does not have any positive amount in the EK 02 in excess of DEM 18,400,000 (in words: Deutsche Mark eighteen million four hundred thousand).

9.3 Exclusion of Liability

There shall not be a claim by the Purchaser under Section 9.1 above to the extent that:

9.3.1 the respective Tax liabilities give rise to Tax reductions (Steuerminderungen) to the Purchaser or any Disposed Companies in Tax periods (or portions thereof) after the Financial Statements Date (e.g. resulting from the lengthening of depreciation periods or higher depreciation allowances or a step-up in Tax basis of assets or the non-recognition of liabilities or provisions (Phasenverschiebung)) provided such benefits are actually realized within taxable periods ending before 1 January 2009;

9.3.2 the Tax liabilities are the subject of a valid, enforceable and collectible claim for repayment or indemnification against any third party, and if the Purchaser has not taken reasonable steps to enforce such claim or otherwise payment was received from such third party;

9.3.3 the Tax liabilities are paid or discharged before the Financial Statements Date;

9.3.4 the Tax liabilities arise as a result of any change in rates of Tax made after the Financial Statements Date;

9.3.5 the Tax liabilities would not have arisen but for a transaction, action (including making a distribution) or omission carried out or effected by the Purchaser, any Disposed Company, or any other person connected with any of them, at any time on or after the Completion Date;

9.3.6 the Tax liabilities arise as a result of a Disposed Company failing to submit the returns and computations required to be made by it or not submitting such returns and computations within the appropriate time limits or submitting such returns and computations otherwise than on a proper basis after the Completion Date;

9.3.7 the Tax liabilities arise as a result of the failure of the Purchaser or a Disposed Company after the Completion Date to comply with the obligations contained in this Section 9;

9.3.8 the Tax liabilities would not have arisen but for the willful or grossly negligent making of a claim, election, surrender or disclaimer, the giving of a notice or consent, or the doing of any other thing under the provisions of any enactment or regulation relating to Tax (or willful or grossly negligent failure to make, give or do any such thing), in each case after the Completion Date (whether or not such claim, election, surrender or disclaimer, notice or consent is effective on or prior to the Completion Date) and by the Purchaser, any Disposed Company or any person connected with any of them; and / or

9.3.9 an interest in a Disposed Company is beneficially owned by a third party.

9.4 Preparation of Tax Returns

The Purchaser shall prepare or cause the Disposed Companies to prepare and file all Tax returns required to be filed by or on behalf of the Disposed Companies that relate to periods set out in Section 9.1, subject to the review – at the Seller’s expense - of the Seller’s Tax Representative and the Purchaser shall follow the recommendations of the Tax Representative reasonably acceptable to Purchaser and the Disposed Companies. The Purchaser shall ensure that any Tax return to be reviewed by the Seller’s Tax Representative will be furnished to the Seller no later than thirty (30) days, where practical, prior to the due date of such Tax return. The Tax returns shall be consistent with the policies, procedures, practices and election rights adopted in the financial statements of the relevant Tax period as well as the Tax returns for previous Tax periods, but only insofar and to the extent that the adopted policies, procedures, practices and election rights are consistent with the applicable Tax laws.

9.5 Period of Limitation

The period of limitation (Verjährungsfrist) for all claims under this Section 9 shall be six (6) months after a Tax assessment for an indemnified period becomes final and binding, or six (6) months after the statute of limitations (Festsetzungsfrist) has expired, whichever is earlier.

9.6 Tax Representative

Messer KGaA and the Seller hereby appoint Freshfields Bruckhaus Deringer, Cologne office, as their Tax representative for all Tax matters relating to Tax assessment periods ending on or prior to the Financial Statements Date (the Tax Representative). Freshfields Bruckhaus Deringer may involve other offices of Freshfields Bruckhaus Deringer or a firm of accountants or Tax advisers reasonably acceptable to the Purchaser. Messer KGaA and the Seller may appoint, by written notice to the Purchaser, another internationally or nationally renowned audit or law firm as Tax Representative from time to time.

9.7 Handling of Tax Issues

The Purchaser shall procure that at the request and expense of Messer KGaA, all Tax matters of the Disposed Companies relating to Tax periods (or portions thereof) ending on or prior to the Financial Statements Date, or beginning prior to but ending after the Financial Statements Date, shall be handled in co-operation with the relevant Tax Representative. The Purchaser shall procure that the relevant Disposed Compan(y/ies) shall - to the extent legally possible - assist and support the relevant Tax Representative by providing information and documentation in order to enable the relevant Tax Representative to handle such matters and, in particular, to reduce the Taxes payable by the Disposed Compan(y/ies) relating to Tax assessment periods ending on or prior to the Financial Statements Date, or beginning prior to but ending after the Financial Statements Date, to a minimum. The Purchaser and the relevant Disposed Companies shall reasonably follow the recommendations made by the Tax Representative which affect the Purchaser or the Disposed Compan(y/ies).

9.8 Tax Audits and Similar Proceedings; Assessments

The Purchaser shall procure that the Tax Representative be informed within fourteen (14) calendar days of any impending Tax audits, similar proceedings and assessments relating to any Disposed Company and to periods prior to the Financial Statements Date and that:

9.8.1 the Tax Representative or a person appointed by it is given the opportunity to take part in such Tax audit or other proceeding;

9.8.2 upon request of the Tax Representative, reasonable legal remedies are taken against Tax assessments at the cost of Messer KGaA;

9.8.3 the Tax Representative is authorised to take such remedies and to represent the respective member of the German MGG Group and the German MGG Participations in the respective proceedings at the cost of Messer KGaA to the extent necessary to enable Messer KGaA or the Seller to comply with any obligations under the Hoechst BCA; and

9.8.4 the Purchaser and/or the relevant Disposed Companies shall not agree a settlement with the Tax authorities on an issue for which indemnification may be sought without the prior approval from the Tax Representative, such approval not to be withheld unreasonably.

9.9 Liability Cap

9.9.1 The aggregate liability of Messer KGaA under this Section 9 (Taxes) and under Section 13.8.4 (d) shall not exceed (i) EUR 55,000,000 (in words: Euro fifty five million) in respect of Taxes of German Disposed Companies, (ii) USD 25,000,000 (in words: USD twenty five million) in respect of Taxes of members of the Messer US Group and (iii) USD 2,500,000 (in words: USD two million five hundred thousand) in respect of Taxes of members of the Messer UK Group.

9.9.2 The aggregate liability of Messer KGaA under this Section 9 (Taxes) with respect to the US Tax issues described in note 13 of the Financial Statements US per 30 September 2003 shall not fall under the subcap set out in Section 9.9.1 but be subject to a separate subcap in the amount of USD 8,842,000 (in words: USD eight million eight hundred and fourty-two thousand).

9.10 Withholding Taxes on Constructive Dividends

9.10.1 In the event that the Tax authorities successfully argue that for example expenses (for example interest) paid by any of the Messer Group companies constitute constructive dividends (verdeckte Gewinnausschüttungen) to the Seller (or any of its successor(s) as a shareholder of MGG) (for example under the thin capitalization rules of Section 8a KStG), and MGG is held liable for not having properly withheld withholding tax (Kapitalertragsteuer) relating to a constructive dividend, MGG shall be indemnified. In order to cover such withholding tax exposure, the Seller (and, if applicable, any of its successor(s) as a shareholder of MGG) shall promptly after Signing of this Agreement assign (abtreten) to MGG, in proper form (Section 46 AO), any and all income/corporate Tax Refunds for the taxable years 2001 through and including 2004. To the extent MGG actually recovers under the assignment the withholding tax for which MGG was held liable, the indemnification is settled. To the extent the withholding tax actually recovered under the assignment is less than the withholding tax for which MGG was held liable, then Messer KGaA on behalf of the recipient of the constructive dividend shall promptly pay such shortfall to MGG, such shortfall (but only such shortfall, if any) being subject to this Section 9, in particular 9.9. The Seller (and, if applicable, any of its successor/-s as a shareholder of MGG) undertakes not to otherwise assign, transfer, pledge or encumber any of the income/corporate Tax Refunds for the taxable years 2001 through and including 2004.

9.10.2 In the event that the Tax authorities successfully argue that for example expenses (for example interest) paid by any of the Retained Companies constitute constructive dividends (verdeckte Gewinnausschüttungen) to any of the Disposed Companies (for example under the thin capitalization rules of Section 8a KStG), and any of the Retained Companies is held liable for not having properly withheld withholding tax (Kapitalertragsteuer) relating to a constructive dividend, the respective Retained Company shall be indemnified by the Purchaser, but limited to the extent that the respective Disposed Company has actually received a refund of such withholding tax from the Tax authorities (including a credit (Anrechnung auf die Körperschaftsteuer) against income/corporate Tax the respective Disposed Company would otherwise have owed to the authorities).

9.11 Adverse Tax Consequences after Completion Date

The Seller and Messer KGaA shall ensure that even after the Completion Date no asset is sold by any of the Retained Companies the sale of which would trigger adverse Tax consequences to a member of the MGG Group under Section 26 UmwStG, until the relevant time limitation for the imposition of adverse Tax consequences has expired. In case of a violation hereof, irrespective of fault (verschuldensunabhängig), Messer KGaA shall indemnify the Purchaser; insofar, Section 9.9 shall not apply.

9.12 Adverse Tax Consequences from HYB Redemption Fee

The Purchaser shall pay to Seller or Substitute Seller as an increase of the Purchase Price the amount necessary to indemnify the Seller and the Substitute Seller from (i) any German Taxes of the Seller and / or the Substitute Seller resulting from the payment by MGG of the HYB redemption fee provided for in Section 9.2.3 (a) not being compensated by a deduction for Tax purposes of the corresponding payment to the HYB holders, and (ii) any German real estate transfer tax resulting from a transfer of the shares in MGG to Substitute Seller. Any payments under this Section 9.12 shall become due within three (3) Business Days before the respective Taxes are due and payable, but no earlier than five (5) Business Days after Seller or Substitute Seller has informed Purchaser in writing that such Taxes will become due and payable at the respective date. Section 9.8 shall apply mutatis mutandis. Any amounts payable under this Section 9.12 shall not exceed EUR 12,000,000 (in words: Euro twelve million).

10 Covenants of Messer KGaA and the Purchaser

10.1 Change of Corporate Names

It is the Parties’ understanding that the Disposed Companies will wish to use the “Air Liquide” trademark and / or logo, and will therefore no longer wish to use the names containing the words “Messer” and / or “Griesheim”. Against this background, the Purchaser agrees to procure that the relevant changes to corporate names of the Disposed Companies become fully effective by not later than three (3) months after the Completion Date.

10.2 Use of the Messer Marks

It is the Parties’ understanding that the Disposed Companies will wish to use the “Air Liquide” trademark and / or logo, and will therefore no longer wish to use the names containing the words “Messer” and / or “Griesheim”. Against this background, the Purchaser acknowledges and will to the extent necessary provide that the respective Disposed Companies agree that any existing license agreement or any other right of use pursuant to which any of MIG, the current or past shareholders of MIG, Messer KGaA or any of the Subsidiaries of MIG or Messer KGaA from time to time has granted to any members of the Disposed Companies the right to use the names “Messer” or “Griesheim” or the “Messer Griesheim” logo, a sample of which is attached hereto as Annex 10.2, and any similar marks, names logos or words (together the Messer Marks) shall be cancelled with effect as of the Completion Date. The Purchaser agrees to procure that the Disposed Companies shall refrain from using the Messer Marks and any confusingly similar marks, names, logos or words as soon as possible and in any event not later than twelve (12) months (and in case of cylinders (Stahlflaschen), two (2) years) after the Completion Date. During this period, all members of the MGG Group shall be entitled to use the Messer Marks in the same manner, to the same extent and under the same terms and conditions as they are currently used. The Purchaser agrees to procure that all documents bearing Messer Marks and to be used vis-à-vis third parties remaining after expiration of the twelve (12) months shall be destroyed.

10.3 Indemnification by Purchaser

The Purchaser shall indemnify (freistellen) and hold harmless (schadlos halten) the Seller, Messer KGaA and MIG and all of their Affiliates from any and all third party claims arising out of or in connection with the use of the Messer Marks by any of the Disposed Companies, the Purchaser or any of their Affiliates after the Completion Date.

10.4 Books and Records

After the Completion Date, the Purchaser shall procure at its own cost that the Disposed Companies shall keep and maintain all books and records relating to the time prior to the Completion Date for a period of at least ten (10) years or longer if required by law and shall comply with any reasonable request of Messer KGaA for access to or copies of such books and records (including for Tax, accounting or regulatory purposes).

10.5 Assumption of Guarantee Obligations of Retained Companies

10.5.1 The Purchaser shall, as of the Completion Date, assume any liabilities and obligations of a Retained Company under guarantees (Garantien), sureties (Bürgschaften) and similar instruments by way of which a Retained Company, Messer KGaA, and/or the Seller has entered into a (potential) payment obligation for the benefit of a Disposed Company (Guarantee Obligations of Retained Companies), in particular, without limitation, as listed in Annex 10.5.1 and shall procure that the respective Retained Company, Messer KGaA, and the Seller are fully discharged from any liabilities whatsoever under the Guarantee Obligations of Retained Companies.

10.5.2 The Purchaser shall, as of the Completion Date, assume any liabilities and obligations of MGG under guarantees (Garantien), sureties (Bürgschaften) and similar instruments issued under the SFA by way of which MGG has entered into a (potential) payment obligation for the benefit of a Disposed Company (SFA Guarantee Obligations), in particular, but not limited to, as listed in Annex 10.5.2, and shall procure that all liabilities of MGG or any other Disposed Company under the SFA Guarantee Obligations are fully discharged.

10.5.3 If and to the extent that Guarantee Obligations of a Retained Company cannot be fully assumed by the Purchaser, and / or any of the Retained Companies, Messer KGaA, and/or the Seller cannot be fully discharged from all liabilities under the Guarantee Obligations of Retained Companies as of the Completion Date, the Purchaser shall indemnify (freistellen) and hold harmless (schadlos halten) the respective Retained Company and/or Messer KGaA and/or the Seller from all and any liabilities or obligations under or in connection with the Guarantee Obligations of Retained Companies.

10.5.4 If and to the extent any payment is made by the Seller, Messer KGaA or a Retained Company under any of these Guarantee Obligations of Retained Companies after the Financial Statements Date and prior to Completion, the Purchaser acting on behalf of the respective benefiting Disposed Company shall reimburse such payment pursuant to Sections 13.8, 13.13.2(b), and 13.15.

10.6 Assumption of Guarantee Obligations of Disposed Companies

10.6.1 Messer KGaA shall, as of the Completion Date, assume any liabilities and obligations (other than those under and in connection with the SFA and / or the HYB and / or securities provided in connection therewith) of a Disposed Company under guarantees (Garantien), sureties (Bürgschaften) and similar instruments by way of which a Disposed Company has entered into a (potential) payment obligation for the benefit of a Retained Company (Guarantee Obligations of Disposed Companies), in particular, without limitation, as listed in Annex 10.6.1 and shall procure that the respective Disposed Company is fully discharged from any liabilities whatsoever under the Guarantee Obligations of Disposed Companies.

10.6.2 If and to the extent Guarantee Obligations of Disposed Companies cannot be fully assumed by Messer KGaA, and / or any of the Disposed Companies cannot be fully discharged from all liabilities under the Guarantee Obligations of Disposed Companies as of the Completion Date, Messer KGaA shall indemnify (freistellen) and hold harmless (schadlos halten) the respective Disposed Company from any liabilities or obligations under or in connection with Guarantee Obligations of Disposed Companies.

10.6.3 If and to the extent any payment is made by a Disposed Company under any of the Guarantee Obligations of Disposed Companies after the Financial Statements Date and prior to Completion, the Seller shall reimburse such payment at Completion, such payment being a reduction of the Purchase Price pursuant to Sections 13.8, 13.13.2(b), and 13.15.

10.7 Release of Security

If and to the extent an asset of a Retained Company serves as security for a liability of a Disposed Company, the Parties shall procure that any respective liens, pledges, encumbrances and / or other third party rights will be validly and in full released in writing with effect as of the Completion Date or as soon as possible thereafter. To the extent it is impossible or impracticable to obtain the consents of third parties required for such release, the Purchaser shall indemnify (freistellen) and hold harmless (schadlos halten) Messer KGaA and / or the respective Retained Company with respect to any claims or negative consequences arising therefrom. The same shall apply mutatis mutandis if and to the extent an asset of a Disposed Company serves as security for a liability of a Retained Company.

10.8 Removal of Completion Obstacles

The Parties shall use all reasonable endeavours to remove any Completion Obstacles which might occur. Any termination and/or rescission right under this Agreement shall remain unaffected.

10.9 Environmental Due Diligence after Signing in the US

The Purchaser or one of its Affiliates shall have the right to enter all real estate in which the Messer US Group has any interest, whether as owner, lessee, occupant, grantee, easement holder or otherwise (the US Property or US Properties) within the first twenty-eight (28) days after the Signing Date (the Phase I Inspection Period) to perform at its cost Phase I environmental site assessments at any or each US Property in accordance with ASTM Standard Practice E1527-00 (each an ESA), evaluate any or each US Property to determine its compliance with Environmental Law and Food-Drug Laws (the ESAs and compliance evaluations collectively, the Phase I Inspection). If and to the extent the results of the Phase I Inspection strongly recommends so in respect of any US Property, the Purchaser shall be entitled to perform as soon as possible after the Phase I Inspection at its cost Phase II environmental site assessments at the relevant US Propert(y/ies) in accordance with ASTM Standard Guide E-1903-97 (2002) in each case to the extent concluded and communicated to the Seller prior to Completion (together with the Phase I Inspection, the Inspections). The Purchaser shall be allowed to disclose the information gathered during the Inspections to the relevant Governmental Entities or Governmental Authorities, to the extent such disclosure by the Purchaser is required by law. Any and all facts, conditions and/or actual or potential liabilities, claims, exposures and/or other problems (or indications with respect thereto), including any matters which are inconsistent with the Statements in Annex 5.1 (i) B 19, C 15 and/or D 15 or in any related Disclosure Schedule, disclosed to or otherwise coming to the attention of the Purchaser by or in connection with the Inspections shall be deemed to be disclosed in accordance with Section 5.1 with effect as of the Signing Date. The Purchaser shall provide a copy of all external documents received, including the final reports, and all (including internal) analytical results and other environmental facts (the Environmental Data) promptly to Messer KGaA as and when they are received by the Purchaser or any of its Affiliates (from time to time), except where such disclosure would violate confidentiality obligations or applicable privileges; it being understood that the Inspections shall not be privileged.

10.10 Environmental Measures of Messer US

Messer KGaA shall procure that Messer US implements the environmental measures described in Annex 10.10.

10.11 No Use of “Messer” logo in Germany, US and UK

10.11.1 The Seller, MIG, and Messer KGaA themselves shall not, and shall procure that their Subsidiaries, from time to time, i.e. as long as they are controlled by the Seller, MIG and/or Messer KGaA, will not use or license the use of the name or logo “Messer” or any confusingly similar name for the business of production, supply, distribution and / or sale of industrial gases in Germany, the US and the UK as far as the aforementioned business is related to the use of these gases by customers in Germany, the US and the UK as of Completion for a period of four (4) years after the Completion Date. The Purchaser agrees that a Retained Company may acquire from Messer Griesheim Erste Vermögensverwaltungs GmbH the Messer Marks for a purchase price of EUR 50,000,000 (in words: Euro fifty million), plus VAT, if mandatorily imposed.

10.11.2 Use of the name or logo “Messer” for the business of production and distribution of industrial gases in Germany shall only be deemed to occur if such use is directly related to the production process and the subsequent business of production, supply, distribution and / or sale of industrial gases in Germany to customers for use in Germany. Therefore, use of the name or logo “Messer” for the business of production, supply, distribution and / or sale of industrial gases in Germany shall not be deemed to occur, if the Seller, MIG and / or Messer KGaA and / or their Subsidiaries use the name or logo “Messer” in Germany solely for the purpose of conducting and developing their businesses outside of Germany.

10.12 Purchase of Tendered HYB

The Seller shall, within two Business Days following Completion, purchase all HYB tendered under the Voluntary Redemption Offer prior to the Voluntary Redemption Offer expiration date, it being understood that MGG shall tender all HYB held by it or its Affiliates pursuant to the terms of the Voluntary Redemption Offer.

10.13 Approach to Key Parties

Purchaser and Seller shall jointly approach parties to key contracts which contain a change of control clause and which are listed in Annex 10.13 between Signing and Completion.

10.14 Employee Information

Parties will cooperate to appropriately inform the employees about the Transaction between Signing and Completion.

10.15 Transformation of Messer KGaA and the Seller into GmbH

Messer KGaA and the Seller shall use their best efforts to effect their transformation (Umwandlung) into companies with limited liability (Gesellschaften mit beschränkter Haftung) and the respective registrations prior to the Completion Date.

11 (Transitional) Services, Licenses and Supply Agreements

11.1 Gas Supply Agreements

The Purchaser acknowledges that in order to secure a continuing supply of Messer KGaA and its Affiliates with certain gases by the MGG Group or vice versa, Messer KGaA and MGG shall enter on or before the Completion Date into certain long-term gas supply agreements as attached as Annex 11.1.

11.2 Intellectual Property

The Purchaser acknowledges that in order to secure the continuity of their businesses, the MGG Group and Messer KGaA and its Affiliates shall enter on or before the Completion Date into several agreements as attached as Annex 11.2.

11.3 Other Long Term Services and Supplies

The Purchaser acknowledges that the agreements listed in Annex 11.3, which also contains complete copies of these agreements, shall be continued.

11.4 Sale and Purchase of certain assets

The Purchaser acknowledges that in order to secure the continuity of their businesses, Messer KGaA and its Affiliates have purchased certain movable tangible assets from the MGG Group. To this end, Messer KGaA and MGG have entered into sale and purchase agreements, one dated 30 December 2003 and one to be entered into on or before the Completion Date, copies of which are contained in Annex 11.4.

11.5 Transitional Services

The Purchaser shall induce that MGG will make any reasonable effort to procure that Messer KGaA and the Retained Companies will be able to continue, after the Completion Date, the contractual relationships as set forth in Annex 11.5.

11.6 Termination of Service Agreements

Notwithstanding Section 11.7, the Parties shall procure that all service agreements, oral or written, between Messer KGaA or a Retained Company and the MGG Group, except for those listed in Annexes 11.1 to 11.5, shall be terminated with effect as of the Completion Date. Annex 11.6 sets out a contract template to be used for the termination of such service agreements.

11.7 Transitional Services

For a transitional period of up to twelve (12) months following the Completion Date, the Parties shall use best reasonable efforts that the Retained Companies and the Disposed Companies continue to render the services for the respective other group of companies at the same terms and conditions as they did prior to the Completion Date and to ensure that the separation of the businesses of the Retained Companies and of the Disposed Companies is carried out smoothly.

12 Hoechst AG Warranty Claims

12.1 The Hoechst BCA

Messer KGaA and MGG together with certain other parties have entered into a business combination agreement dated 30 / 31 December 2000 (Roll of Deeds No. G 680 / 2000 of the notary public Dr. Peter Gamon in Frankfurt / Main) as amended

- by agreement dated 7 February 2001 (Roll of Deeds No. G 66 / 2001 of the notary public Dr. Peter Gamon in Frankfurt / Main, represented by Mr. David Wende),

- by agreement dated 9 February 2001 (Roll of Deeds No. G 77 / 2001 of the notary public Dr. Peter Gamon in Frankfurt / Main, represented by Mr. David Wende),

- by agreement dated 5 March 2001 (Roll of Deeds No. G 99 / 2001 of the notary public Dr. Peter Gamon in Frankfurt Main),

- by agreement dated 20 March 2001 (Roll of Deeds No. G 142 / 2001 of the notary public Dr. Peter Gamon in Frankfurt / Main) and

- by agreement dated 30 March 2001 (Roll of Deeds No. 192 / 2001 of the notary public Dr. Peter Gamon in Frankfurt / Main)

with Hoechst AG (the business combination agreement as amended hereinafter the Hoechst BCA). The subject of the Hoechst BCA was, inter alia, the indirect acquisition by Messer KGaA of the share in the nominal amount of DEM 360,000,000 at that point in time held by Hoechst AG in MGG.

12.2 The Settlement Agreement

In the Hoechst BCA, Hoechst AG has given certain guarantees and warranties and has assumed certain obligations to indemnify Messer KGaA. The parties of the Hoechst BCA had been in dispute regarding certain claims under and in connection with the Hoechst BCA. To come to a final and binding settlement regarding such claims, on 25 July 2003, Hoechst AG, Messer KGaA, MGG and Aventis (China) Investment Co. Ltd. entered into a settlement agreement (the Settlement Agreement), waiving all outstanding claims against each other and their respective affiliates, unless expressly reserved by means of an exception in the Settlement Agreement. In particular, indemnification claims of Messer KGaA vis-à-vis Hoechst AG under Sections 8 (Tax Matters) and 9 (Environmental Matters) of the Hoechst BCA were not waived.

12.3 Hoechst BCA Claims

With regard to claims of Messer KGaA vis-à-vis Hoechst AG on the one hand and claims of Hoechst AG vis-à-vis Messer KGaA on the other, arising both out of or in connection with Sections 8 or 9 of the Hoechst BCA in connection with the Settlement Agreement, the Parties acknowledge and agree in respect of such claims and obligations to, or in connection with, the business or assets of the MGG Group (the Hoechst BCA Claims) that Messer KGaA and the Seller are exclusively dealing on their account and to the extent appropriate in their name with any and all Hoechst BCA Claims which are totally independent from any and all claims by or against the Purchaser and the MGG Group as of Completion; however, the Purchaser undertakes all reasonable efforts to cooperate with Messer KGaA and/or the Seller in pursuing or defending any and all Hoechst BCA Claims. The Purchaser shall procure that all of the Disposed Companies fully cooperate to enable the Seller and/or Messer KGaA to enforce any and all and not to lose any of the Hoechst BCA Claims. Any payments received by the Purchaser or any of the Disposed Companies in connection with the Hoechst BCA Claims shall, at the discretion of Messer KGaA, be deemed to be a payment of Messer KGaA pursuant to Section(s) 6, 9 and /or 13 of this Agreement and be credited against the relevant liability caps.

13 Indemnification/Compensation/Reimbursements

13.1 Disposal Program/Litigation Indemnification

13.1.1 Messer KGaA shall indemnify (freistellen) and hold harmless (schadlos halten) the Purchaser or, at the discretion of the Purchaser, MGG or Messer US, from and against any of those (potential) claims of third parties against MGG or Messer US which are listed exhaustively in Annex 13.1 and shall compensate all out of pocket costs incurred by the Purchaser or the Disposed Companies in connection therewith. The Seller represents that Annex 13.1 is a complete and accurate list of all companies disposed in the disposal programme of the Messer Group since 2001. For the avoidance of doubt, Messer KGaA shall not be liable in respect of any claim which is contingent unless and until such contingent liability becomes an actual liability and is due and payable. In addition, Messer KGaA shall not be liable in respect of any claim of the Purchaser, the Purchaser’s Guarantor and/or any of their Affiliates against MGG and/or Messer US in connection with any acquisitions under the disposal programme of the Messer Group since 2001 except the Audi dispute as per Annex 13.1. The indemnification obligation of Messer KGaA under this Section 13.1 shall be unlimited in time. Any indemnification claim shall, however, become time-barred (verjaehren) twelve (12) months after the Purchaser or the respective Disposed Company has after Completion received in writing a claim from a third party in a substantiated form. The Purchaser shall then in turn notify Messer KGaA in writing and in substantiated form of such claim. Such notification shall then toll (hemmen) the period of limitation set out above.

13.1.2 The Purchaser shall procure that

(a) Messer KGaA is as soon as reasonably practicable notified in writing about all events and circumstances which come to the attention of the Purchaser or any of its Affiliates and which could result in an indemnification by Messer KGaA pursuant to this Section 13.1;

(b) Messer KGaA shall take care of the defence against any third party claims pursuant to Section 13.1.1 in the name of the respective Disposed Company and at Messer KGaA’s own expense;

(c) the Purchaser shall procure that the respective Disposed Companies authorize Messer KGaA in order to put Messer KGaA in a position to comply with Section 13.1.2 (b);

(d) the relevant Disposed Companies entitle and authorize Messer KGaA to defend against relevant third party claims by acting at its own cost, but on behalf of the relevant Disposed Company.

13.2 Indemnification for specifc UK Claims

Messer KGaA shall indemnify and keep indemnified and hold harmless the Purchaser or, at the direction of the Purchaser, the Messer UK Group from specific claims related to the UK business as stipulated in Annex 13.2.

13.3 Messer US Environmental Reimbursement

Within thirty (30) days of Purchaser’s request for reimbursement, the Seller shall reimburse 60% of: (1) any actual Remediation Costs incurred by the Purchaser or any company of the Messer US Group or any successor for any matters disclosed in the Inspections which are communicated in writing to the Seller by the Purchaser before the Completion or in the URS reports (i) entitled “Results of the Expedited Environmental Compliance Audits at 34 Messer Griesheim Industries Facilities in the United States” prepared by URS Corporation on 5 January 2004, including the attachments to the aforementioned report (including the spreadsheet entitled “MG Industries – Compliance Review – Site Finding Index”) and (ii) entitled “Final - Summary Report - Vendor Environmental Due Diligence Assessment” prepared by URS Corporation and dated 30 September 2003 which indicate an Environmental Contaminaton or non-compliance with Environmental Law; and (2) the amounts paid by Purchaser pursuant to Section 13.7.2 relating to properties owned by the Messer US Group. The foregoing reimbursement obligation in (1) shall apply only to Remediation Costs actually incurred after the Completion Date but prior to the sixth (6th) anniversary of the Completion Date, and related claims shall be time-barred after that date (verjaehrt). The reimbursement obligation in (2) shall terminate on the sixth (6th) anniversary of the Completion Date and related claims shall be time-barred after that date (verjaehrt), except for claims made prior to such date which shall be paid. The aggregate reimbursement obligation of the Seller under Section 13.3 shall not exceed the amount of USD 20,000,000 (in words: USD twenty million) (the Environmental Sub-Cap US). The amount of the Environmental Sub-Cap US shall also be taken into regard for calculating the Overall Cap.

13.4 MGG Environmental Reimbursement

Within thirty (30) days of Purchaser’s request for reimbursement, the Seller shall reimburse 60% of: (1) any actual Remediation Costs incurred by the Purchaser or any company of the German MGG Group for Environmental Matters (i) existing at Completion at any piece of real estate at which the German MGG Group has or previously has had any interest, whether as owner, lessee, occupant, grantee, easement holder or otherwise (the German Property or German Properties) and/or (ii) if (and at sites still used by the Disposed Companies at Completion to the extent) the German MGG Group caused Environmental Contamination prior to Completion, and (2) the amounts paid by the Purchaser pursuant to Section 13.7.2 relating to properties owned by the German MGG Group; provided, however, that (x) the first EUR 15,000,000 (in words: Euro fifteen million) of the Remediation Costs referred to in the foregoing clause (1) shall be exclusively borne by the Purchaser and the companies of the German MGG Group (the Environmental Basket Germany), (y) the Environmental Basket Germany shall be reduced by amounts paid by the Purchaser pursuant to Section 13.7.2 relating to properties owned by the German MGG Group, and (z) no amounts shall be subject to reimbursement pursuant to the foregoing clause (2) unless and until the Environmental Basket Germany has been fully utilized. The foregoing reimbursement obligation in (1) shall apply only to Remediation Costs actually incurred after the Completion Date but prior to the sixth (6th) anniversary of the Completion Date and related claims shall be time-barred after that date (verjaehrt). The reimbursement obligation in (2) shall terminate on the sixth (6th) anniversary of the Completion Date and related claims shall be time-barred after that date (verjaehrt), except for claims made prior to such date which shall be paid. The aggregate reimbursement obligation of the Seller under Section 13.4 shall not exceed the amount of EUR 35,000,000 (in words: Euro thirty-five million) (the Environmental Sub-Cap GER). The amount of the Environmental Sub-Cap GER shall also be taken into regard for calculating the Overall Cap.

13.5 Messer UK Environmental Reimbursement

Within thirty (30) days of Purchaser’s request for reimbursement, the Seller shall reimburse 60% of: (1) any actual Remediation Costs incurred by the Purchaser or any company of the Messer UK Group for Environmental Matters (i) existing at Completion at any piece of real estate at which the Messer UK Group has or previously has had any interest, whether as owner, lessee, occupant, grantee, easement holder or otherwise (the UK Property or UK Properties) and/or (ii) if (and at sites still used by the Disposed Companies at Completion to the extent) the Messer UK Group caused Environmental Contamination prior to Completion; and (2) the amounts paid by Purchaser pursuant to Section 13.7.2 relating to properties owned by the Messer UK Group. The foregoing reimbursement obligation in (1) shall apply only to Remediation Costs actually incurred after the Completion Date but prior to the sixth (6th) anniversary of the Completion Date and claims shall be time-barred after that date (verjaehrt). The reimbursement obligation in (2) shall terminate on the sixth (6th) anniversary of the Completion Date and related claims shall be time-barred after that date (verjaehrt), except for claims made prior to such date which shall be paid. The aggregate reimbursement obligation of the Seller under Section 13.5 shall not exceed the amount of EUR 2,000,000 (in words: Euro two million) (the Environmental Sub-Cap UK). The amount of the Environmental Sub-Cap UK shall also be taken into regard for calculating the Overall Cap.

13.6 Obligations and Duties of the Purchaser in respect of Environmental Indemnifications

13.6.1 The Purchaser shall notify the Seller in writing about written demands (Aufforderungen), written orders (Verfügungen), written assertions of claims (Anspruchserhebungen), and other written notifications by any third party regarding Environmental Matters or Remediation Measures (together, the Environmental Claims), correspondence with Governmental Entity or Governmental or Regulatory Authority relating to Environmental Claims, reports about Environmental Matters provided to the Purchaser by its consultants (insofar as there is no statutory and/or common law prohibition of disclosure or applicable privilege) and planned Remediation Measures (including cost estimates and Purchaser’s material fact findings relevant to such measures where applicable).

13.6.2 The relevant Remediation Costs shall not be subject to reimbursement pursuant to this Section 13.6 if, and only to the extent that (i) the Purchaser has wilfully and grossly negligently (grob fahrlaessig) failed to comply with its obligations under Section 13.6.1 in all material respects in the relevant case, or (ii) any of the matters set forth in clauses (a) – (e) below occur and such occurrence results in an increase in the amount of the relevant Remediation Costs as compared to the amount such Remediation Costs would have been had such matter not occurred, it being understood that the relevant entitlement to reimbursement for Remediation Costs shall be so limited only to the extent of such increase and that the obligation of the Seller to reimburse Remediation Costs that would have been incurred independent of the occurrence of such matter shall be unaffected.

(a) The Purchaser or the relevant Disposed Company wilfully or grossly negligently (grob fahrlässsig) failing to adequately defend, pursue and enforce Environmental Claims (Verfahrensführung);

(b) the Purchaser or the relevant Disposed Company not complying with an enforceable (vollziehbare) order of a Governmental Authority;

(c) the Purchaser or the relevant Disposed Company wilfully or grossly negligently (grob fahrlässsig) or, in case of Remediation Measures not related to Environmental Contamination wilfully, grossly negligently or negligently, failing to mitigate Remediation Measures or Remediation Costs;

(d) the Purchaser or the relevant Disposed Company or any other Person changing the present use of the relevant property to a more sensitive use, i.e. a use that requires a more stringent Remediation Measure; it being understood (y) that site closure in itself shall not constitute a change to a more sensitive use and (z) that expropriation (Enteignung, Ausübung eines behördlichen Vorkaufsrechts) in itself shall not constitute a change to a more sensitive use; or

(e) the Purchaser or the relevant Disposed Company wilfully or grossly negligently failing to mitigate Remediation Measures and Remediation Costs in connection with the conduct of construction or excavation measures.

13.7 Exhaustive Arrangement re Environmental Indemnities

13.7.1 With the exception of Section 5.1 in connection with Annex 5.1 (i) B 19, C 19 and D 19 and Sections 13.3, 13.4 and 13.5 any and all liability (Haftung) of the Seller and its Affiliates from time to time in connection with Environmental Matters and/or liabilities (Haftungen) which are based on, or connected with, Environmental Matters shall be excluded.

13.7.2 The Purchaser shall indemnify the Seller and hold it harmless from all claims (Ansprüche) and liabilities (Haftungen) raised by third parties which are connected with Environmental Matters related to the Disposed Companies if and to the extent that (i) the Seller is liable or alleged to be liable solely by virtue of its relationship (or former relationship) as a parent company or Affiliate of the Disposed Company and (ii) the Seller or any Retained Company has not itself caused such claims or liabilities or the circumstances on which they are based. To that extent, Section 24 German Federal Soil Protection Act shall not apply. The limitations set forth in Section 6.1.2 shall apply to this Section 13.7.2. Claims under the foregoing indemnity and hold harmless obligations shall be time-barred (verjaehrt) on the sixth (6th) anniversary of the Completion Date.

13.8 Pre-Completion Restructuring Compensation

13.8.1 The Parties agree that all effects (including tax effects) of the Pre-Completion Restructuring shall be settled between Messer KGaA and the Purchaser in such way that all effects which are negative for the Purchaser and/or the Disposed Companies (not including, for the avoidance of doubt, any negative effects resulting out of or being related to corporate termination rights, rights of first refusal or similar rights having regard to the German MGG Participations and /or the Messer US Participations) shall be reimbursed by Messer KGaA and all effects which are positive for the Purchaser and/or the Disposed Companies shall be passed on to Messer KGaA or compensated by the Purchaser.

13.8.2 The effects of the Pre-Completion Restructuring to be settled pursuant to the principles set out in Section 13.8.1 shall (i) encompass all effects directly or indirectly resulting from the Pre-Completion Restructuring, including the issues set out in Annexes 3.1.6 and 13.8.2, but (ii) shall not encompass those items which have already been settled pursuant to Section 3.1.6, and 4.2.1 or otherwise in this Agreement.

13.8.3 Accordingly, Messer KGaA shall indemnify (freistellen) and hold harmless (schadlos halten) the Purchaser or, at the discretion of the Purchaser, the relevant Disposed Company from any and all adverse consequences, including Taxes (including the impact of reduction of Tax loss carryforwards), governmental fines or penalties, out of pocket expenses and/or transfer Taxes, which have been caused by the Pre-Completion Restructuring as described in Section 15 and its Annexes; for the loss of value, if any, because of the withdrawal of the MIG Assets itself, the Purchaser cannot seek indemnification. The set-off of taxable income caused by the Pre-Completion Restructuring against current Tax losses generated between the Financial Statements Date and the Completion Date shall not give rise to indemnification for reduction of current Tax losses. In case of a delay of the Pre-Completion Restructuring pursuant to Section 15.2, Messer KGaA shall indemnify (freistellen) and hold harmless (schadlos halten) the Purchaser from all reasonably incurred out of pocket expenses of any of the Disposed Companies relating thereto.

13.8.4 The settlement of the effects of the Pre-Completion Restructuring shall be made as follows:

(a) cash items shall be paid to Messer KGaA or to the Purchaser, as the case may be;

(b) receivables and/or intangible assets shall be assigned to Messer KGaA or to the Purchaser, as the case may be;

(c) movable assets shall be transferred to Messer KGaA or to the Purchaser, as the case may be;

(d) Tax losses carried forward (not destroyed by the change of ownership in the Disposed Companies as a result of the consummation of this Agreement) are to be compensated by a cash payment equal to 26.375% of the nominal amount of such Tax losses carried forward used to absorb taxable income; and

(e) other effects or, if any, effects that cannot be settled in accordance with Sections 13.8.4 (b) – (d) shall be compensated in cash.

13.8.5 The compensation obligations of Messer KGaA under this Section 13.8 shall be unlimited in time. Any compensation claim of the Purchaser shall, however, become time-barred (verjaehren) twelve (12) months after the Purchaser or the respective Disposed Company has become aware (actual knowledge) of facts and circumstances which are reasonably likely to result in such a claim. The Purchaser shall then in turn notify Messer KGaA in writing and in substantiated form of such facts and circumstances. Such notification shall then toll (hemmen) the period of limitation set out above.

13.8.6 The compensation obligations of the Purchaser under this Section 13.8 shall be unlimited in time. Any compensation claim of Messer KGaA shall, however, become time-barred (verjaehren) twelve (12) months after Messer KGaA or the respective Retained Company has become aware (actual knowledge) of facts and circumstances which are reasonably likely to result in such a claim. Messer KGaA shall then in turn notify the Purchaser in writing and in substantiated form of such facts and circumstances. Such notification shall then toll (hemmen) the period of limitation set out above.

13.8.7 Messer KGaA shall inform and procure that the Retained Companies inform the Purchaser about any and all effects, which may lead to a compensation claim of the Purchaser under this Section 13.8.

13.8.8 The Purchaser shall inform and procure that the Disposed Companies inform Messer KGaA about any and all effects, which may lead to a compensation claim of the Purchaser under this Section 13.8.

13.9 HYB

Messer KGaA shall indemnify (freistellen) and hold harmless (schadlos halten) each of the Purchaser’s Guarantor, the Purchaser, MGG and each MGG Group company (collectively, the Purchaser Indemnified Parties), from and against any and all claims (including potential claims), costs, damages, expenses (including, but not limited to, legal expenses and any expenses of investigation) and liabilities asserted by the HYB holders arising out of or in connection with: (i) the HYB, the High Yield Proceeds Loan Agreement, the High Yield Subordination Agreement, or the assignment agreement (Sicherungsabtretungsvertrag) dated 16 May 2001, between the Seller, as assignor, and the Bank of New York, as trustee, (ii) any other document related to the HYB and (iii) the Voluntary Redemption Offer and/or any other or further redemption of the HYB. The foregoing indemnity shall include, but not be limited to, any and all adverse financial consequences to any Purchaser Indemnified Party arising out of the payment (full or partial) or non-payment or redemption or non-redemption of the HYB. The indemnity set forth in this Section 13.9 shall be time-barred (verjaehrt) on the fifth (5th) anniversary of the Completion Date, provided, that with respect to payment obligations under the HYB that remain outstanding following the Voluntary Redemption Offer (including, without limitation, principal, interest, penalties, premiums and additional amounts), such indemnity shall be time-barred at the later of (x) such fifth (5th) anniversary or (y) thirty (30) months following the due date for such payment.

13.10 Indemnification for Specific Property Rights

Messer KGaA shall reimburse the Purchaser for certain risks related to specific property rights as stipulated in Annex 13.10.

13.11 Specific Litigation Indemnification

With regard to certain specific litigation matters, additional indemnification rules are set out in Annex 13.11.

13.12 Hoechst BCA

Messer KGaA shall indemnify (freistellen) and hold harmless (schadlos stellen) the Purchaser or, at the discretion of the Purchaser, any MGG Group company from any and all claims, liabilities and damages, including adverse Tax consequences, governmental fines or penalties, costs of consultants and reasonable attorneys’ fees, in connection with the Hoechst BCA and Settlement Agreement. The indemnification obligation of Messer KGaA under this Section 13.12 shall be unlimited in time. Any indemnification claim shall, however, become time-barred (verjaehren) twelve (12) months after the Purchaser or the respective Disposed Company has after Completion received in writing a claim from a third party in a substantiated form. The Purchaser shall then in turn notify Messer KGaA in writing and in substantiated form of such claim. Such notification shall then toll (hemmen) the period of limitation set out above. For the avoidance of doubt, the Parties agree, that the loss of any rights of any of the Disposed Companies against Hoechst is not deemed to be a damage for the Purchaser and/or the Disposed Companies.

13.13 Claims against Third Parties

13.13.1 If, before Messer KGaA pays an amount in discharge of any claim pursuant to Section 13, the Purchaser or any of its Affiliates is entitled to recover (whether by payment, discount, credit, relief or otherwise) from a third party a sum which is referable to the subject matter of the claim, the Purchaser shall procure that before steps are taken against Messer KGaA under this Agreement all reasonable steps are taken to enforce such recovery.

13.13.2 If Messer KGaA has paid an amount in discharge of any claim pursuant to this Section 13 and the Purchaser or any of its Affiliates:

(a) has a right to claim (whether by payment, discount, credit, relief or otherwise) a sum in respect thereof from any third party, the Purchaser or such Affiliate shall, at the request of Messer KGaA, assign such claim to Messer KGaA so that Messer KGaA may enforce and recover the claim from such third party directly;

(b) subsequently recovers (whether by payment, discount, credit, relief or otherwise) from a third party a sum which is referable to the subject matter of the claim, the Purchaser shall pay, or shall procure that the relevant Affiliate pays, to Messer KGaA (i) an amount equal to the sum recovered from the third party or (ii) if less, the amount previously paid by Messer KGaA to the Purchaser. If and to the extent, such recovery refers to the indemnities pursuant to Section 13.3 through 13.5 and 13.10 which provide for a sharing of costs, any recovery shall be shared accordingly among Messer KGaA and the Purchaser.

13.14 Application of other Provisions

Unless expressly provided otherwise in this Section 13, Sections 6.2 (Duty of timely Notification and Mitigation of Damages), 6.5.2 (No “Double Dip”), 6.10 (Exclusion of Liability) and 6.11 (Subsequent Recovery), shall apply mutatis mutandis to Section 13., except for Annex 13.11 and except that only Sections 6.5.2 and 6.11 shall so apply to Sections 13.3 – 13.7.

13.15 Purchase Price Adjustment

Any payments made by the Purchaser to Messer KGaA pursuant to this Section 13 shall constitute a increase of the Purchase Price. Any payments made by Messer KGaA to the Purchaser pursuant to this Section 13 shall constitute a reduction of the Purchase Price.

14 Business in the Period between Signing and Completion

14.1 Ordinary Course of Business

Except for any and all actions or matters which are (i) required in order to implement the Pre-Completion Restructuring, and / or (ii) in compliance with the budget of the Disposed Companies, as defined in their respective business plans as of the Signing Date the cover pages of which are attached hereto as Annex 14.1 (i) and/or (iii) set out in Annex 14.1 (ii), and/or (iv) otherwise specifically contemplated by this Agreement, during the period from the Signing Date to the Completion Date, Messer KGaA and the Seller shall procure that those Disposed Companies in which Messer KGaA (directly or indirectly) holds a controlling interest will carry on their business only in a manner consistent with past practice and within the ordinary course of business (gewöhnlicher Gang der Geschäftstätigkeit), and, in particular, shall:

14.1.1 not issue any capital, shares, partnership interests, membership interests or similar interests or declare or pay out any dividend or distribution to an entity which is not a Disposed Company;

14.1.2 not undertake to make any capital expenditure outside the ordinary course of business, and, other than as a result of market conditions or developments beyond the reasonable control of the Disposed Companies, not increase the inventories of raw-materials, work-in-progress and finished goods outside the ordinary course of business and / or not consistent with past practice and in no case shall any single capital expenditure be in excess of EUR 30,000,000 (in words: Euro thirty million);

14.1.3 not acquire or dispose of any fixed assets relating to its business outside the ordinary course of business and other than at arm’s length;

14.1.4 not incur any Indebtedness vis-à-vis third parties (not including any of the Disposed Companies) exceeding an amount of EUR 100,000 (in words: Euro one hundred thousand), except in the ordinary course of business;

14.1.5 not make any advance or extend any loan for borrowed money to any third party exceeding an amount of EUR 100,000 (in words: Euro one hundred thousand), it being understood that the deferment of trade payables shall be exempt from this restriction;

14.1.6 not make any material change in the terms of any employment agreement or conditions or collective bargaining agreement (including compensation) other than in the ordinary course of business (such ordinary business not including, for the avoidance of doubt, material changes in the employment agreement of managing directors of the Disposed Companies);

14.1.7 not make any payments to any Retained Company other than in the ordinary course of business, it being understood that the type of payments set out in Annex 14.1.7 are deemed to be in the ordinary course of business;

14.1.8 not terminate or amend any Material Contracts, except in the ordinary course of business;

14.1.9 not settle any litigation in any amount exceeding EUR 1,000,000 (in words: Euro one million) above the applicable insurance coverage;

14.1.10 not purchase the stock or partnership interest of any entity, except for an increase of shareholdings in any of the Disposed Companies;

14.1.11 not amend, terminate, extend, or enter into new material leases of real property or other material agreements affecting real estate assets, except as required to continue existing agreements, which would otherwise expire prior to Completion; and

14.1.12 not amend the agreements between the Disposed Companies and Retained Companies laid down in Section 11 or to enter into new such agreements with a term of more than six (6) months after the Completion Date or which result in adverse monetary effects exceeding an amount of EUR 1,000,000 (in words: Euro one million).

14.2 Payments; Financial Instruments

The Retained Companies and the Disposed Companies shall remain entitled to use financial instruments in accordance with past practice and the ordinary course of business. Messer KGaA and the Seller shall, however, procure that in the period from the Signing Date to the Completion Date the members of the MGG Group in which it (indirectly) holds a controlling interest make payments only in the ordinary course of business and consistent with prior practice unless otherwise provided for in this Agreement.

14.3 Access to Premises and Books

Messer KGaA and the Seller shall procure that, subject to any applicable laws or regulations (including antitrust laws), the Purchaser shall be given such access to the management, premises and all books and records of the MGG Group as the Purchaser may reasonably request and Messer KGaA and the Seller are reasonably able to provide, taking into account minority shareholder restrictions.

14.4 Intercompany Loans

MGG or the respective other Disposed Companies shall be entitled to repay, and Messer KGaA and/or the Seller shall be entitled to cause MGG or the respective other Disposed Company to repay, prior to Completion, the inter-company loans set out in Annex 14.4 hereto to the Retained Companies, even if not yet, or not yet fully due and payable (fällig und zahlbar) as of the Completion Date pursuant to Sections 3.1.5, 3.3, and 4.2.4. Should the inter-company loans not be repaid prior to or on Completion, the Parties shall procure that they will be repaid immediately after Completion. The same shall apply vice versa in respect of any inter-company loan granted to the Disposed Companies by any of the Retained Companies.

14.5 Events that might lead to a Material Adverse Change

Messer KGaA shall inform the Purchaser without undue delay (unverzüglich) about any occurrences or events which come within the Knowledge of Messer KGaA following the Signing Date and which in the reasonable view of Messer KGaA threaten to result in a Material Adverse Change. The Parties agree that the providing of any information or notice by Messer KGaA to the Purchaser pursuant to this Section 14.5 shall in no event be deemed to be an admission or evidence of the occurrence and/or existence of a Material Adverse Change.

14.6 Information about Completion Conditions

Between the Signing Date and the Completion Date, Messer KGaA, the Seller and the Purchaser shall keep each other reasonably informed about the status of the satisfaction of the Conditions Precedent.

14.7 Voluntary Redemption Offer

The Seller shall commence the Voluntary Redemption Offer on such terms and conditions and at such time as the Seller shall determine (after consultation with the Purchaser).

15 Pre-Completion Restructuring

15.1 Restructuring Plan

In order to prepare the Transaction, Messer KGaA and the Seller intend to implement, between the Signing Date and the Completion Date (to the extent not having been implemented before the Signing Date), a restructuring of the Messer Group as set out in more detail in Annex 13.8.2 (the Pre-Completion Restructuring). As part of the Pre-Completion Restructuring, Messer KGaA and the Seller intend to cause MGG to sell and transfer all of its foreign Subsidiaries and participations other than its German (with the exception of the entities listed in Annex 15.1 (ii), US and UK Subsidiaries and participations to the Seller, Messer KGaA and/or a Subsidiary thereof. The Seller shall use its best reasonable efforts to have the MIG Entities, which have the corporate seat in the EU, transferred prior to Completion to one or more of the Retained Companies, which will be transferred out of MGG Group at or before the Completion Date. The Seller shall provide to the Purchaser on the Completion Date a list setting out those Retained Companies, to which legal titles has not been validly transferred to the Seller, Messer KGaA or a Subsidiary thereof at the Completion Date.

15.2 Delay of Pre-Completion Restructuring

15.2.1 The Seller shall procure that the economic/beneficial ownership to all Retained Companies is validly transferred to Messer KGaA or one of its Subsidiaries (other than Disposed Companies) with effect not later than as of the Completion Date.

15.2.2 If and to the extent that, for whatsoever reason, one or more steps necessary for the transfer of the legal title in any of the Retained Companies and/or contemplated as part of the Pre-Completion Restructuring have not been completed (either entirely or in part) prior to Completion, the Seller shall use all reasonable efforts to complete the transfer of the legal title in the Retained Companies and the Purchaser shall, upon the request and at the expense of and following the instructions of the Seller, co-operate and cause MGG or the respective other Disposed Companies to carry out all acts and make all declarations which the Seller deems necessary to complete the Pre-Completion Restructuring, in particular to complete the transfer of legal title in the Retained Companies. In such case, the Seller shall indemnify and hold harmless the Purchaser and the Disposed Companies from all costs (out of pocket expenses), including all Taxes (including the impact of reductions of Tax loss carryforwards to be compensated pursuant to Section 13.8.4(d)) relating to those portions of the Pre-Completion Restructuring which, upon the request of the Seller are carried out after the Completion. The set-off of taxable income caused by the Pre-Completion Restructuring against current Tax losses generated between the Financial Statements Date and the completion of the Completion Date shall not give rise to indemnification for reduction of current Tax losses.

15.2.3 The Parties agree that in the event that one or more steps necessary for the transfer of legal title in the Retained Companies and/or contemplated as part of the Pre-Completion Restructuring have not been completed (either entirely or in part) prior to Completion to the effect that MGG or any other Disposed Company still holds (either directly or indirectly) any shares or partnership interests in any entity other than the Disposed Companies (a MIG Entity), (i) the Seller and/or Messer KGaA or one of their Affiliates shall manage the MIG Entities as if they were the economic owner of the shares/partnership interests, (ii) the Purchaser shall procure that MGG and / or the respective direct shareholder(s) and/ or partner(s) hold such shares and / or partnership interests in trust and for the account of the Seller until the Pre-Completion Restructuring has been completed pursuant to Section 15.1 above, and (iii) the Purchaser shall procure that the relevant direct shareholder(s) or partner(s) of any MIG Entity only make use of their rights as shareholder(s) or partner(s) of the MIG Entities upon request and following the instructions of the Seller. Furthermore, without the express written consent of the Seller, neither the Purchaser, nor MGG or the relevant direct shareholder(s) or partner(s) of a MIG Entity shall exercise any influence upon the management of any of the MIG Entities.

15.2.4 Sections 13.8, 13.13.2(b), and 13.15 remain unaffected and shall apply mutatis mutandis, if and to the extent the economic ownership and/or the legal title to the Retained Companies have not been transferred to the Messer KGaA Group prior to Completion.

15.3 Assumption of Certain Employees

The Purchaser acknowledges that, subject to the consent of the relevant individuals, Messer KGaA and MGG and/or a MGG Subsidiary respectively intend to achieve an amendment of the terms and conditions of the employment contracts of those employees of the MGG Group which are listed anonymously in Annex 15.3 (i) (the Retained Employees) to the effect that said employees, at the latest as from the Completion Date, become employees of a Retained Company and, therefore, cease to be employees of the MGG Group. For this purpose, Messer KGaA, MGG, and a MGG Subsidiary respectively will enter into a Transitional Agreement as set out in Annex 15.3 (ii).

16 Prohibition on Competition

16.1 Competitive Activities

MIG and Messer KGaA agree for a period of three (3) years after the Completion Date not to undertake, whether directly or indirectly, to enter into the business of production, supply, distribution and / or sale of industrial, medical or electronic specialty gases or services connected thereto in the Federal Republic of Germany, the US and the UK, it being understood that MIG and the Retained Companies shall remain entitled to approach international customers in Germany, the US and the UK for sales outside of Germany, the US and the UK (Competitive Activities) and to procure that all of their Subsidiaries, as long as they are directly or indirectly controlled by MIG or Messer KGaA adhere to this prohibition on competition in the same way as MIG or Messer KGaA. For a period of three (3) years after the Completion Date, MIG and Messer KGaA and their Subsidiaries shall not own or acquire any interest in any enterprise, which conducts Competitive Activities except as provided in Section 16.3.

16.2 Consideration

The consideration for the prohibition on competition set forth in Section 16.1 is included in the Purchase Price as set forth in Section 3 of this Agreement.

16.3 Ownership and Acquisition of Competitive Enterprises

The covenants contained in this Section 16 shall in no event prevent MIG, Messer KGaA, the Seller and / or their respective Affiliates (not including for this purpose the Disposed Companies) from:

16.3.1 taking any direct or indirect ownership interest, but not any active participation beyond the exercise of shareholder or similar voting rights, in the management, operation or control of any enterprise which derived in its most recent fiscal year twenty per cent (20%) or less of its consolidated revenues from Competitive Activities (Competitive Enterprise), so long as such ownership interest equals less than twenty-five per cent (25%) of the outstanding equity interests in such Competitive Enterprise;

16.3.2 acquiring an ownership interest of any enterprise which derives twenty percent (20%) or less of its consolidated revenues from Competitive Activities in its most recent fiscal year, in the context of any acquisition, merger, joint venture, asset purchase, or any other business combination (an Acquisition) (each entity so acquiring an Acquiring Person), so long as the Acquiring Person uses its best commercially reasonable efforts to sell, within eighteen (18) months following the completion of the acquisition of such Competitive Enterprise, the Competitive Activities of such Competitive Enterprise to a person or persons which are not Affiliates (for the avoidance of doubt with the exception of the Financial Investors) of the Acquiring Person. This Section 16.3.2 applies to an Acquisition by each of MIG, the Seller or any of their respective Affiliates (from time to time), separately or together, as the case may be.

17 Non-Solicitation of Employees

17.1 Non-Solicitation Obligation of MIG

MIG and Messer KGaA, for themselves and for their respective Subsidiaries (from time to time) undertake for a period of two (2) years after the Completion Date not to solicit and hire away, directly or indirectly, any directors, officers or any of the key employees (except for the Retained Employees) of any of the Disposed Companies or key employees of the Purchaser or any its Affiliates with the functions listed in Annex 17.1. Lists of the respective key employees are attached as Exhibit B 17.3, Exhibit C 33.2, and Exhibit D 50.3.

17.2 Non-Solicitation by the Purchaser

The Purchaser and the Purchaser’s Guarantor for themselves and for their respective Affiliates, undertake for a period of two (2) years after the Completion Date not to solicit and hire away, directly or indirectly, any directors, officers or any of the key employees of MIG and its Subsidiaries from time to time (not including, for this purpose, the Disposed Companies). An anonymised list of the respective key employees is attached as Annex 17.2.

17.3 Approach of Management and/or Staff

Before the Completion Date, without the prior written consent of the Seller or of Messer KGaA, the Purchaser shall not approach any members of the management or the staff of the Disposed Companies nor take any steps or make any statements, whether express or implied, which are aimed at influencing the management or the staff of the Disposed Companies in the manner in which they perform their duties to their respective employers or to the Seller.

18 Antitrust

18.1 Notification to and Information of Governmental and Regulatory Authorities

The Purchaser and the Seller will as promptly as is possible (i) take all commercially reasonable steps to prepare and make all filings with and give all notices to Governmental or Regulatory Authorities (including, without limitation, any competition and/or antitrust authorities) or any other Person required to consummate the transactions contemplated hereby, (ii) provide such other information and communications to such Governmental or Regulatory Authorities or other Persons as such Governmental or Regulatory Authorities or other Persons may reasonably request in connection therewith and (iii) provide reasonable cooperation to each other and the Disposed Companies in connection with the performance of their obligations under this Section 18.1. The Purchaser and the Seller will provide prompt notification to each other when any such consent, approval, action, filing or notice referred to in clause (i) above is obtained, taken, made or given, as applicable, and will advise each other of any communications (and, unless precluded by law, provide copies of any such communications that are in writing) with any Governmental or Regulatory Authority or other Person regarding any of the transactions contemplated by this Agreement.

Subject to applicable laws and other obligations hereunder relating to the exchange of information, the Purchaser and the Seller shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to the Purchaser or the Seller and the Disposed Companies that appears in any filing made with, or written materials submitted to, any third party or Competition Authority or any other relevant antitrust authorities in connection with the consummation of the Transaction. In exercising the foregoing right, whether prior or after the Completion, each of the Purchaser and the Seller shall act reasonably and as promptly as practicable, including by (i) permitting the other to review and discuss in advance, and considering in good faith the view of one another in connection with, any proposed written (or any material proposed oral) communication with any Competition Authority or any other relevant antitrust authorities, (ii) to the extent reasonably practicable, not participating in any meeting (by telephone or in person) with any Competition Authority or any other relevant antitrust authorities unless it consults with the other in advance and, to the extent permitted by such Governmental Authority, gives the other the opportunity to attend and participate thereat, and (iii) furnishing the other with such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of necessary filings or submissions of information to any Competition Authority; provided, however, that subject to its obligations hereunder, prior to Completion, the Purchaser shall have the right to direct the strategy of both the Seller and the Purchaser consistent with the terms of this Agreement in any communications, meetings or proceedings with any Competition Authority or any other relevant antitrust authority in connection with the consummation of the Transaction.

18.2 Filings to Competition Authorities

18.2.1 GENERAL: In addition to and without limiting the Purchaser’s and the Seller’s covenants contained in Section 18.1, the Purchaser and the Seller will (i) as soon as possible, take all reasonably practicable actions necessary to make the filings required of it or its Affiliates under applicable EU legislation, the HSR Act and/or other national legislation, (ii) comply at the earliest reasonably practicable date with any request for additional information received by it or its Affiliates from any Competition Authority except for the Second Request (as defined below) and (iii) cooperate reasonably with the other in connection with the other’s filing under applicable EU legislation, the HSR Act and/or other national legislation. Messer KGaA shall agree to provide and shall cause the Disposed Companies to provide full support and co-operation to the Purchaser in the preparation and execution of the legal process vis-à-vis the relevant Competition Authorities.

18.2.2 US: The Purchaser and the Seller agree to use all reasonably practicable efforts to be prepared to substantially comply at the earliest reasonably practicable date with any ”Request for Additional Information and Documentary Material” received from the US Federal Trade Commission or the US Department of Justice (a Second Request). The Purchaser and Seller agree to use all other reasonably practical efforts to bring about the expeditious expiration or termination of the HSR Act waiting period with the aim of enabling the completion of the Transaction as soon as practicable. Notwithstanding anything in Section 18.1 above to the contrary, with respect to the US antitrust review process, after consultation with, and taking into account the views of the Seller and its counsel, the Purchaser shall have and exercise in good faith the discretion to implement the antitrust strategy in a manner that is aimed at obtaining termination of the HSR waiting period as soon as reasonably possible under the circumstances. For the avoidance of doubt, the matters set forth in this Section 18.2.2 shall apply only to the merger filings with Competition Authorities in the US.

18.2.3 EUROPE: The Purchaser is obliged to propose to the relevant Competition Authorities in Europe appropriate and reasonable remedies to the extent necessary to alleviate potential concerns generated by the Transaction and shall commit itself to such remedies vis-à-vis the relevant Competition Authorities, with the aim of enabling the completion of the Transaction as soon as possible. The Purchaser shall also comply with any reasonably practicable requirements requested or proposed by the relevant Competition Authorities as to the number, identity, location or nature of any of the assets to be divested and/or of the acquirer/acquirers of any of the assets to be divested and/or the manner in which the divestiture process is conducted. Without limiting the above, the remedy strategy during the procedure before the European Commission remains – subject to Section 18.1 of this Agreement – at the Purchaser's sole discretion.

Before proposing such remedies to the relevant Competition Authorities, the Purchaser shall reveal the remedies to be proposed to the Seller allowing (i) the Seller to assess the remedies’ impact on any potential concern the relevant Competition Authorities may have in regard to the Transaction and (ii) to provide the Purchaser with such assessment, which the Purchaser shall take into account in good faith when determining whether any amendments of the divestiture package are required. For the avoidance of doubt, the matters set forth in this Section 18.2.3 shall apply only to the merger filings with Competition Authorities in Europe.

18.3 Antitrust Requirements

The obligations of the Seller and the Purchaser to carry out the Completion as set out in Section 4 shall be subject to the Conditions Precedent (the Antitrust Requirements) that:

18.3.1 the waiting period applicable to the consummation of the Transaction under the HSR Act has expired or has been terminated and neither of the Parties shall be subject to any order or injunction of a court of competent jurisdiction in the United States of America that prohibits the consummation of the Transaction; and

18.3.2 insofar as the Transaction constitutes a concentration with a community dimension within the scope of Council Regulation (EEC) 4064 / 89 (as amended by Council Regulation (EC) 1310 / 97) (the EC Merger Regulation):

(a) the European Commission has adopted a decision under Article 6 (1) (b) of the EC Merger Regulation declaring the Transaction to be compatible with the common market, either unconditionally or subject to such conditions, obligations, undertakings or modifications as the decision may specify; or

(b) the European Commission is deemed to have adopted a decision as set out in subsection (i) above under Article 10 (1) of the EC Merger Regulation; or

(c) the European Commission has adopted a decision under Article 6 (1) (c) of the EC Merger Regulation initiating proceedings, and subsequently has adopted a decision under Article 8 (2) of the EC Merger Regulation declaring the Transaction compatible with the common market, either unconditionally or subject to such conditions, obligations, undertakings or modifications as the decision under Article 8 (2) of the EC Merger Regulation shall specify; or

(d) the European Commission has adopted a decision under Article 9 (3) (b) of the EC Merger Regulation (or is deemed to have adopted such a decision under Article 9 (5) of the EC Merger Regulation) to refer the Transaction in whole or part to an EU National Competition Authority, and where the decision relates to only a part of the Transaction, the European Commission has adopted a decision referred to in subsections (i), (ii) or (iii) above in respect of the part of the Transaction not so referred to the EU National Competition Authority, provided that in the event of a reference of the Transaction in whole or part to the German Federal Cartel Office (Bundeskartellamt) (FCO) under Article 9 (3) (b) of the EC Merger Regulation, the Transaction in whole or part (as the case may be) is approved or is deemed to be approved pursuant to the merger control provisions of Sections 35 et seq. GWB as specified in Section 18.3.3 below, either unconditionally or subject to conditions, obligations, undertakings or modifications as the decision may specify;

18.3.3 insofar as the Transaction is referred to the FCO in accordance with Section 18.3.2(d) above and, therefore, falls into the scope of Sections 35 et seq. GWB,

(i) the Purchaser and / or the Seller have received a written notice from the FCO according to Section 36 GWB that it will not prohibit the acquisition, or

(ii) the FCO fails to notify the Purchaser and / or the Seller within one (1) month after the pre-merger filing in accordance with Section 40 para. 1 clause 1 GWB that it has commenced a formal investigation of the proposed acquisition, or

(ii) the FCO fails to issue an order in accordance with Section 40 para. 2 clause 1 GWB to the Purchaser and / or the Seller within four (4) months after receipt by the FCO of the pre-merger filing, and no extension of the four-month period has been agreed with the FCO. Neither the Purchaser nor the Seller shall grant its consent and approval to any extension of the waiting periods without the prior written consent of the respective other Party involved; and

18.3.4 insofar as the Transaction requires any mandatory notifications to one or more competition authorities of any relevant jurisdiction other than the European Commission, the Federal Trade Commission or the Antitrust Division of the Department of Justice and the FCO (each of such other competition authorities an Other Competition Authority):

(a) any such mandatory filing, submission or notification, without which Completion of the Transaction would be unlawful or otherwise prohibited or restricted, has been made to each such Other Competition Authority; and

(b) all consents and approvals of any such Other Competition Authority, without which Completion of the Transaction would be unlawful or otherwise prohibited or restricted, have been obtained either unconditionally or subject to the giving of such undertakings by, or the imposing of such conditions or orders on, the Purchaser as the respective decision of the Other Competition Authority may specify; and

(c) any applicable waiting periods in respect thereof, without which Completion of the Transaction would be unlawful or otherwise prohibited or restricted, have expired or have been terminated.

18.4 “Portage” Obligation of the Purchaser

Provided, (i) the applicable waiting period under the HSR Act has expired or been terminated, (ii) the Purchaser has obtained a clearance decision by the relevant Competition Authority in Europe subject to and conditioned upon the implementation of specific divestitures prior to the Completion and (iii) the European Commission has authorized the Purchaser, the Purchaser's Guarantor or a Subsidiary thereof to purchase directly from MGG the US assets of MGG immediately prior to Completion, and, if necessary, with prior authorization of the US Federal Trade Commission, the Purchaser shall take all reasonable and appropriate steps to procure that a bank or another financial institution (the Portage Purchaser) shall fulfill any obligations of Purchaser under this Agreement in order to facilitate Completion on or before 30 September 2004 without violating any applicable antitrust and, in particular merger control as acting in Portage. In such case, the Parties to this Agreement shall negotiate in good faith to modify and complete this Agreement to the extent necessary to the substitution of the Portage Purchaser and take into consideration the Portage Purchaser reasonable suggestions to that extent, and to the extent that the amendments to be made do not result in any disadvantages (spürbare Nachteile) for the Seller.

18.5 Announcements

The Purchaser shall refrain from taking or announcing any actions which may have a material adverse effect on the antitrust clearance process, in particular to acquire any parts of or shares in companies active in any market affected by or related to this Transaction.

18.6 Court Orders

In case any order to dissolve the Transaction after Completion is taken by any Competition Authority or court in Europe, the Purchaser shall comply to the extent legally possible with such order without recourse to the Seller, without, however, being restricted hereby to challenge the order in court, as well as without prejudice to the Purchaser’s existing rights under this Agreement, such as representations, warranties and indemnities.

18.7 Termination Right

The Seller is entitled to terminate this Agreement at any time if (i) any relevant Competition Authorities in Europe inform definitively in writing that there is no package of divestitures and measures that the Purchaser is prepared to take upon which such Competition Authority will grant clearance of the Transaction or (ii) any Competition Authority prohibits the Transaction. In such case the Seller shall be entitled to the immediate payment by the Purchaser of the full amounts that it would have otherwise been entitled to receive under Section 2.5.3 and Section 4.5 of this Agreement if this Agreement had remained in effect until 30 September 2004 and was then terminated on 30 September 2004 according to Section 2.5.1 of this Agreement on the basis that the Condition Precedent set forth in Section 2.3.1 of this Agreement had not been fulfilled, i.e. the Seller will be entitled to the break-up fee provided for in Section 2.5.3 of this Agreement and the full liquidated damages provided for in Section 4.5 of this Agreement. For the avoidance of doubt, the Parties clarify that either the termination right pursuant to this Section 18.7 or the termination right pursuant to Section 2.5 can be exercised; in any case there shall be no double payment of liquidated damages or the break-up fee.

19 Confidentiality

19.1 Except to the extent as may be required by applicable law or any relevant regulatory authority or stock exchange or are already in the public domain and subject to Section 14.7, the Parties shall keep and shall procure that any Affiliates keep the terms of this Agreement and any associated documentation (in particular the Hoechst BCA and the Settlement Agreement) confidential and shall not issue any press release or other public statement concerning the same without obtaining the prior written approval of the other party. Messer KGaA and the Seller shall, however, be permitted to disclose the contents of this Agreement (i) to the financial institutions involved or potentially involved in the financing of the Exit Transaction, (ii) to other third parties (such as e.g. brokers, insurance companies, law firms, auditors) whose services are retained in connection with this Agreement and who either have signed a confidentiality agreement or are under strict professional secrecy obligations, and (iii) to such third parties and to such extent as is required in connection with the making and the implementation of the Voluntary Redemption Offer.

19.2 In cases where applicable law or any relevant regulatory authority , or stock exchange requires the publication of parts or all of this Agreement, the Party concerned shall give the other Parties a pre-notice of such disclosure requirement in such timely manner that the other Parties can duly check to what extent such disclosure might trigger disclosure or notification requirements on part of such other Parties (provided that in case of information requests by any antitrust authorities copies of any documents shall only be made available to the legal or other advisers of a Party bound by appropriate professional or contractual confidentiality rules).

20 Messer KGaA’s Guarantee

Messer KGaA hereby irrevocably guarantees by way of an independent promise of guarantee pursuant to Section 311 para. 1 BGB (selbständiges Garantieversprechen) to the Purchaser the performance of any and all obligations of the Seller under and in connection with this Agreement. Under such guarantee, Messer KGaA and the Seller shall be jointly and severally liable for any and all such obligations of the Seller under and in connection with this Agreement.

21 Purchaser’s Guarantor’s Guarantee

The Purchaser’s Guarantor hereby irrevocably guarantees by way of an independent promise of guarantee pursuant to Section 311 para. 1 BGB (selbständiges Garantieversprechen) to the Seller, to MIG and to Messer KGaA the performance of any and all obligations of the Purchaser under and in connection with this Agreement. Under such guarantee, the Purchaser’s Guarantor and the Purchaser shall be jointly and severally liable for any and all such obligations of the Purchaser under and in connection with this Agreement.

22 Covenants of MIG and Messer KGaA

22.1 For a period of four (4) years commencing on the Completion Date, MIG and Messer KGaA shall

(i) procure that Messer KGaA or any universal legal successor (Gesamtrechtsnachfolger) of the Messer KGaA remains the direct or indirect holding company for each of the Retained Companies, except for the entities listed in Annex 22, which may be disposed off (the Messer KGaA Group), and, provided not otherwise requested by the banks for the financing of the Messer KGaA Group and /or the Exit Transaction, and

(ii) not restructure the Messer KGaA Group in a way, which materially reduces (x) the asset base or (y) the future cash flows of Messer KGaA, without the prior written consent of the Purchaser (which shall not be unreasonably withheld).

Any divestitures of stock or a substantial part of the assets, not listed in Annex 22 and corresponding to more than 20% in aggregate of the value of the MIG Assets as described under (ii) above in (x) and (y), shall require the prior written approval of the Purchaser, which shall not be unreasonably withheld. For the avoidance of doubt, any proceeds from such transaction shall not be removed from Messer KGaA or its Affiliates by way of dividends or capital reductions.

22.2 The limitations set out in Section 22.1 above shall not limit in any way the rights of the banks taking part in the refinancing of the Messer KGaA Group with regard to the realisation of securities granted to such banks by the Messer KGaA Group.

22.3 If and to the extent any lease agreement to which a Disposed Company is a party provides for a termination right for the other party or parties to such lease agreements in case of a change of control in the respective Disposed Company, Messer KGaA in the period following Completion shall use all reasonable efforts to obtain from the respective third party or parties any waiver(s) or consent(s) which are reasonably required for the continuation of the respective lease agreements. Insofar, Messer KGaA and the Purchaser will jointly approach the respective third parties, including, but not limited to the landlords for the Messer US sites in San Diego (depot), Charleston (SC-ASU) and North Port (onsite).

22.4 Messer KGaA and the Seller shall use their best efforts to provide the Purchaser, within six (6) weeks after the Signing Date, with a document which according to the sound judgement of Messer KGaA and the Seller contains a complete list of all Competition Authorities with which filings have to be made in connection with the Exit Transaction; it being, however, understood such list is not necessarily final for the purpose of the Condition Precedent set out in Section 2.3.2 and shall not preclude the parties to the Exit Transaction from any additional compulsory filings with such Competition Authorities.

23 Miscellaneous

23.1 Approvals

23.1.1 For the purposes of the transactions contemplated in or in accordance with this Agreement, the Seller hereby approves all transactions contemplated herein or in accordance with this Agreement as the sole shareholder in MGG. For the purpose of the transactions contemplated in or in accordance with this Agreement, Messer KGaA hereby approves all transactions contemplated herein or in accordance with this Agreement as the sole shareholder of the Seller.

23.1.2 The shareholders’ committee of MGG has consented to the sale and transfer of all of the MGG Shares to the Purchaser in accordance with section 25 of the articles of association (Gesellschaftsvertrag) of MGG and copy of such consent is attached hereto as Annex 23.1.2.

23.2 Transfer costs and other fees

23.2.1 Except as otherwise expressly set forth in this Agreement, the Purchaser shall be liable for and bear and pay all applicable documentary, recording, filing, transfer and other similar costs and fees payable in connection with the execution of this Agreement related to the Disposed Companies (including all notary fees and the fees of the competent antitrust authorities, if any) or as a result of the Completion. The Purchaser shall be liable for and bear and pay all real estate transfer Tax and other transfer Taxes (including stamp duties) resulting from the execution and/or the consummation of this Agreement, in particular, without limitation, the transfer of the MGG Shares, if any. Sections 13.8, 13.13.2(b), and 13.15 remain unaffected.

23.2.2 Save as otherwise provided for under this Agreement, all expenses incurred by or on behalf of the Parties, including all fees of agents, legal advisers, accountants and other advisers employed by either of the Parties in connection with the negotiation, preparation, execution and Completion of this Agreement shall be borne solely by the Party which incurred them.

23.3 Reasonable Costs

To the extent this Agreement provides for the reimbursement or compensation of costs between the Parties of this Agreement, this shall only cover reasonable costs and out of pocket expenses (not internal costs), unless otherwise specifically provided for herein.

23.4 Entire Agreement

23.4.1 Subject to Section 23.4.2, this Agreement constitutes the complete and entire agreement between the Parties, regarding the transactions contemplated herein, and supersedes all previous agreements, whether written or oral, which shall cease to have any further force or effect and no party has entered into this Agreement in reliance upon any representation, warranty or undertaking which is not set out or referred to in this Agreement. Changes and amendments to, and interpretations of, this Agreement as well as notices and declarations to be given or other communications to be made pursuant to this Agreement shall be valid only if made in writing unless a notarial deed is legally required. This shall also apply to any changes to this Section 23.4.1.

23.4.2 The agreements and waivers listed in Annex 23.4.2 shall remain unaffected by Section 23.4.1. Section 23.4.1 shall be without prejudice to the agreements and waivers listed in Annex 23.4.2.

23.4.3 The agreements listed in Annex 23.4.3 shall remain unaffected by Section 23.4.1 (i) until the Completion Date and (ii), if no Completion occurs, as provided for under these agreements. During this period, Section 23.4.1 shall be without prejudice to the agreements listed in Annex 23.4.3.

23.4.4 Notwithstanding Annexes 23.4.2 and 23.4.3, the confidentialty obligations contained in this Agreement and in its Annexes shall not apply to communications and contacts with (i) MIG, Messer KGaA and the Financial Investors, and (ii) the antitrust authorities. In case of any planned divestitures by the Purchaser, the Purchaser shall be entitled to freely contact potential divestiture buyers, and the Seller shall allow the disclosure of information which is required for such divestiture process, provided that the Purchaser protects the confidentiality interests of the MGG Group in a way which complies with the confidentiality standards generally applied under such circumstances by a prudent businessman. The foregoing exemptions shall cease upon valid termination of this Agreement.

23.5 Annexes and Exhibits

The Annexes and Exhibits to this Agreement form an integral part hereof. Statements in one provision of, or Annex or Exhibit to, this Agreement shall be deemed to have been made also for the purposes of all other Sections of and Annexes and Exhibits to this Agreement. References to this Agreement are meant to be references to this Agreement including all Annexes and Exhibits thereto.

23.6 Notices

Every notice under or in connection with this Agreement shall be given in writing and must be delivered personally or sent by registered mail, return receipt requested, or by fax to the recipient at the following addresses (or to such addresses as may be notified by like notice):

If to the Seller:

Messer Griesheim Holding AG
c/o Messer Industrie GmbH
Am Kaltenborn 43
61462 Königstein / Ts.
Germany

Att.: Mr Stefan Messer
Fax: +49 6174 / 20 98 150

with a copy to

Freshfields Bruckhaus Deringer
Heumarkt 14
50667 Köln
Germany

Att: Dr. Hans-Gerd Wienands/Dr. Kai Hasselbach
Fax: +49 221 20507344

with a copy to

Hengeler Mueller
Bockenheimer Landstr. 51
60325 Frankfurt/Main
Germany

Attn: Dr Christof Jaeckle
Fax: +49 69 725773

If to Messer KGaA:

Messer Griesheim Group GmbH & Co. KGaA
c/o Messer Industrie GmbH
Am Kaltenborn 43

61462 Königstein / Ts.
Germany

Att.: Mr Stefan Messer
Fax: +49 6174 / 20 98 150

with a copy to

Freshfields Bruckhaus Deringer
Heumarkt 14
50667 Köln
Germany

Att: Dr. Hans-Gerd Wienands/Dr. Kai Hasselbach
Fax: +49 221 20507344

with a copy to

Hengeler Mueller
Bockenheimer Landstr. 51
60325 Frankfurt/Main
Germany

Attn: Dr Christof Jaeckle
Fax: +49 69 725773

If to MIG:

Messer Industrie GmbH
Am Kaltenborn 43
61462 Königstein / Ts.
Germany

Att.: Mr Stefan Messer
Fax: +49 6174 / 20 98 150

with a copy to

Freshfields Bruckhaus Deringer
Heumarkt 14
50667 Köln
Germany

Att: Dr. Hans-Gerd Wienands/Dr. Kai Hasselbach
Fax: +49 221 20507344

If to the Purchaser or the Purchaser’s Guarantor:

L’Air Liquide S.A.
75 Quai d’Orsay
75321 Paris Cedex 07
France

Att.: Laurent Blamoutier, Legal Manager
Fax: +33.1.40.625000

with a copy to

Gleiss Lutz
Maybachstr. 6
70469 Stuttgart
Germany

Att.: Prof. Dr. Gerhard Wegen
Fax: +49-711-855096

23.7 Assignment

It is acknowledged and agreed by all Parties that (with the prior consent of the Purchaser, which shall not be unreasonably withheld) the Seller and Messer KGaA may at any time individually transfer or assign any of their rights, claims or obligations under this Agreement including this Agreement as a whole to any other wholly owned company of the Messer Group or to MIG or any of its direct or indirect Subsidiaries without the effect that the respective assigning party, thereby being released from the relevant obligations or, as the case may be, from all of its obligations under this Agreement. In such case, the relevant rights, claims or obligations under this Agreement, or, as the case may be, this Agreement as a whole shall be read as if the assignee was the Seller or, respectively, Messer KGaA.

23.8 Severability

Should any provision of this Agreement be or become invalid or ineffective as a whole or in part, the validity or effectiveness of the remaining provisions of this Agreement shall not be affected thereby. Any such invalid or ineffective provision shall, to the extent permitted by statute, be deemed replaced by such valid and effective provision which comes closest to the economic intent and purpose of such invalid or ineffective provision. The aforesaid shall apply mutatis mutandis to any contractual gap in this Agreement.

23.9 Language

This Agreement is made in and shall be construed in accordance with the English language, unless legal terms are stated in German in which case the German term shall prevail. A few select Annexes may be provided in the German language.

23.10 Governing Law

This Agreement and the relationship between the Parties with regard to this Agreement shall be governed by, and construed in accordance with, the substantive laws of the Federal Republic of Germany, without having regard to the rules on conflicts of laws. The United Nations' Convention on Contracts for the International Sale of Goods (CISG) of 11 April 1980 shall not be applicable.

23.11 Arbitration

All disputes arising in connection with this Agreement or its validity shall be finally settled in accordance with the Arbitration Rules of the German Institution of Arbitration e.V., Cologne (DIS) (Deutsche Institution für Schiedsgerichtsbarkeit e.V.), without recourse to the ordinary courts of law by a panel of three (3) arbitrators. The arbitrators must have the qualification for the office of judge (Befähigung zum Richteramt) under German law. The language of the arbitral proceedings shall be English. Any documents and/or agreements originating in the German language may be introduced into the proceedings without English translation. The place of the arbitration shall be Frankfurt / Main.

23.12 Survival

In case of a valid termination of this Agreement, Sections 2.1.2 - 2.1.5, 2.5, 2.6, 2.7, 4.5, 19, 20, 21 and this Section 23 as well as and to the extent (and for the purpose of such reference only) the Sections referenced in all of the foregoing Sections shall survive and remain unaffected.

23.13 Information Documentation

The Purchaser and the Purchaser’ Guarantor shall procure that, subject to any applicable laws or regulations (including antitrust laws) and until the tenth (10th) anniversary of the Completion Date, the Seller and/or its legal successors are provided by the Disposed Companies and the Purchaser with all information and documentation in their possession or to which they have access as the Seller and/or its legal successors may reasonably request for purposes of monitoring, disputing, defending or confirming any claim brought against any of the Retained Companies under or in connection with this Agreement and which the Purchaser, the Purchaser’s Guarantor and the Disposed Companies are reasonably able to provide, taking into account minority shareholder restrictions.

23.14 No “Double Dip”

The Parties agree that the “no double dip” rationale set out in Section 6.5 shall apply to the benefit of all Parties with respect to all obligations provided for in this Agreement.

23.15 Seller and MGG acting on behalf of the Retained and the Disposed Companies

23.15.1 The Seller and MGG hereby represent and warrant that they are duly authorized by the Retained Companies, and respectively by the Disposed Companies, to dispose of the receivables and payables of the Retained Companies and the Disposed Companies in accordance with this Agreement.

23.15.2 If and to the extent the Seller and/or MGG dispose of receivables of the Disposed Companies or the Retained Companies, respectively, this shall inter partes be made in the name and for the account of the concerned Retained Companies and Disposed Companies, respectively. Accordingly, the Seller and MGG will charge and/or pass on the respective amounts to the concerned Retained Companies and Disposed Companies, respectively.

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List of Annexes

Annex 1 (a)	List of Disposed Companies
Annex 1 (b)	List of German MGG Subsidiaries
Annex 1 (c)	Knowledge of Messer KGaA (List of individuals the actual knowledge of whom is to be deemed to be the “Knowledge of Messer KGaA”)
Annex 1 (d)	Knowledge of the Purchaser and the Purchaser’s Guarantor (List of individuals the actual knowledge of whom is to be deemed to be the “Knowledge of the Purchaser and the Purchaser’s Guarantor”)
Annex 1 (e)	Structure Report (Description of MIG Assets)
Annex 2.1.2	Form of Notarial Deed re the Adherence of the Substitute Purchaser to the Agreement
Annex 2.3.2	Antitrust requirements of the Exit Transaction
Annex 2.3.6	List of liabilities of the MGG Group secured by assets of Messer Group and its Affiliates
Annex 3.1.3	Purchase Price Adjustment for Delay
Annex 3.2.2	Stipulations re payment(s) of Purchase Price Adjustment for Delay
Annex 3.1.6	Details to Purchase Price pursuant to Section 3.1.6
Annex 3.4	Escrow Agreement
Annex 4.3.1	List of Individuals who shall resign from their positions as of the Completion Date
Annex 4.3.3	Completion Notarial Deed (template)
Annex 4.5	Liquidated Damages for delay in Completion
Annex 5.1 (i)	Statements (Exhibit A: General; Exhibit B: German MGG Group; Exhibit C: Messer US Group; Exhibit D: Messer UK Group)
Annex 5.1 (ii)	Disclosure Schedule
Annex 10.2	Sample of “Messer Griesheim” logo
Annex 10.5.1	Guarantee Obligations of Retained Companies
Annex 10.5.2	SFA Guarantee Obligations
Annex 10.10	Environmental Measures of Messer US
Annex 10.13	List of Parties to Key Contracts which contain a change of control clause
Annex 10.6.1	Guarantee Obligations of Disposed Companies
Annex 10.13	Key Contracts with change of control clause
Annex 11.1	Gas Supply Agreements
Annex 11.2	Intellectual Property Licenses
Annex 11.3	Other Long Term Services and Supplies
Annex 11.4	Sale and Purchase of Certain Assets
Annex 11.5	Transitional Services
Annex 11.6	Termination Template
Annex 13.1	List of claims subject to indemnification by the Seller
Annex 13.2	Indemnification for specific UK Claims
Annex 13.8.2	Effects of the Pre-Completion Restructuring for the Purchaser and the Disposed Companies
Annex 13.10	Indemnification for Specific Property Rights
Annex 13.11	Specific Litigation Indemnification
Annex 14.1 (i)	Business Plans per Signing Date
Annex 14.1 (ii)	Ordinary course of business between Signing and Completion
Annex 14.1.7	Payments deemed to be in the ordinary course of business
Annex 14.4	List of inter-company loans owed to any Retained Company by a Disposed Company
Annex 15.1	German subsidiaries / participations of MGG to remain with MIG
Annex 15.3 (i)	List of Retained Employees / Expatriates
Annex 15.3 (ii)	Transitional Agreement re Retained Employees
Annex 17.1	Functions of employees of the Purchaser and its Affiliates, in respect of whom the non-solicitation obligation applies
Annex 17.2	Key employees of MIG and its Subsidiaries (non-solicitation)
Annex 22	List of Retained Companies, which can be disposed of by MIG and its Affiliates after the Signing Date
Annex 23.1.2	Consent of the Shareholders’ Committee of MGG to the Transfer of the MGG Shares
Annex 23.4.2	List of agreements and waivers to remain unaffected by the Agreement
Annex 23.4.3	List of agreement to remain unaffected by the Agreement
Exhibit A 3.2

Consents, approvals, actions, filings and notices required in order to comply with all the terms and provisions of any law applicable to the Seller, Messer KGaA or MIG or any of their respective assets and properties

Exhibit B 7.2	List of shares and partnership interests which MGG holds in the German MGG Participations
Exhibit B 8.1	Copies of Financial Statements Germany
Exhibit B 25	List of Litigation MGG and its German Subsidiaries are a (potential) party to
Exhibit B 11.1

List of (i) each parcel of real property owned by MGG or any German MGG Subsidiary and of each parcel of real property regarding which MGG or any German MGG Subsidiary holds a hereditary building right (in rem) and, (ii) of all encumbrances registered in the land registers (Grundbuch) / hereditary building right registers (Erbbaurechtsgrundbuch) relating to or affecting any parcel of real property listed in Exhibit B 7.1

Exhibit B 7.3

List of each parcel of real property (other than real property used for pipelines) leased by MGG or any German MGG Subsidiary as lessor or lessee, which is material for the Business of the German MGG Group

Exhibit B 12.2	Standards of maintenance
Exhibit B 12.3 (i)	List of plants, air separation units etc.
Exhibit B 12.3 (ii)	Minimum quantity of cylinders, tanks, and trucks
Exhibit B 13.1	List of Intellectual Property Rights Germany
Exhibit B 15.1.1	List of Material Contracts Germany
Exhibit B 16	List of all material insurance policies in force in relation to the business, assets and affairs of MGG and the MGG Subsidiaries
Exhibit B 17.1	List of material collective bargaining agreements (Tarifverträge) and other material agreements with unions to which MGG or a German MGG Subsidiary is a party
Exhibit B 17.2	List of material works agreements (Betriebsvereinbarungen) and company works agreements (Gesamtbetriebsvereinbarungen) with the works councils to which MGG of a German MGG Subsidiary is a party
Exhibit B 17.3	Anonymised list of Key Employees Germany
Exhibit B 17.5

Material payment claims or other material benefit entitlements based on general commitments applying to several employees (Gesamtzusage), customary internal practice (betriebliche Übung) or other general commitments (applying to a group of employees)

Exhibit B 18.1	List of material Occupational Pension Schemes applicable to MGG / a German MGG Subsidiary
Exhibit B 20	List of Suppliers and customers with which there exist contracts worth more than EUR 2,500,000 per contractual partner
Exhibit C 21	Jurisdictions in which Messer US is in good standing
Exhibit C 23 (a)	List of all legal entities in which Messer US will have a direct or indirect ownership interest at the Completion Date
Exhibit C 23 (b)

List of Messer US Subsidiaries together with jurisdiction of incorporation, jurisdictions in which they are in good standing, amount of authorized capital stock, outstanding capital stock, and record owners of such outstanding capital stock

Exhibit C 24.1 (a)	Financial Statements of Messer US and its consolidated Subsidiaries
Exhibit C 24.1 (b)	List of balance sheet rules for the Financial Statements US
Exhibit C 24.1 (c)	List of Messer US Subsidiaries which are consolidated in the Financial Statements US
Exhibit C 25	List of litigation Messer US and its US Subsidiaries are a (potential) party to
Exhibit C 27.1	List of (i) each parcel of real property owned by Messer US or a Messer US Subsidiary and (ii) of all encumbrances relating to or affecting any such parcel of real property
Exhibit C 27.3	List of each parcel of property leased by Messer US or its US Subsidiaries (as lessor or lessee) which is material
Exhibit C 27.4	List of valid and enforceble leases of Messer US and its US Subsidiaries
Exhibit C 28.2	Standards of maintenance
Exhibit C 28.3 (a)	List of plants, air separation units etc.
Exhibit C 28.3 (b)	Minimum quantity of cylinders, tanks, and trucks
Exhibit C 29.1	List of Intellectual Property Rights US
Exhibit C 31.1	List of Material Contracts US
Exhibit C 32	List of all material insurance policies in force in relation to the business, assets and affairs of Messer US and the Messer US Subsidiaries
Exbibit C 33.1	List of material collective bargaining agreements and other material agreements with unions, works councils and similar organisations by which Messer US or a Messer US Subsidiary is bound
Exhibit C 33.2	List of Key Employees US
Exhibit C 34.1	List of Benefit Plans US (identifying each of the Benefit Plans that is a Qualified Plan)
Exhibit C 36	List of Suppliers and customers with which there exist contracts worth more than USD 500,000 per contractual partner
Exhibit D 40	List of all legal entities in which Messer UK will have a direct or indirect ownership interest at Completion
Exhibit D 41.1 (a)	Financial Statements of Messer UK
Exhibit D 41.1 (b)	List of balance sheet rules for the Financial Statements UK
Exhibit D 42	List of litigation Messer UK and the Messer UK Subsidiaries are a (potential) party to
Exhibit D 44.1

List of each parcel of real property owned by Messer UK or any Messer UK Subsidiary and of all encumbrances registered with the land registers relating to or affecting any parcel of real property listed

Exhibit D 44.3	List of each parcel of real property leased by Messer UK or any Messer UK Subsidiary (as lessor or lessee), which is material for the Business of Messer UK
Exhibit D 45.2	Standards of maintenance
Exhibit D 45.3 (a)	List of plants, air separation units etc.
Exhibit D 45.3 (b)	Minimum quantity of cylinders, tanks, and trucks
Exhibit D 46.1	List of Intellectual Property Rights UK
Exhibit D 48.1	List of Material Contracts UK
Exhibit D 49	List of all material insurance policies in force in relation to the business assets and affairs of Messer UK
Exhibit D 50.1	List of collective bargaining agreements and material agreements with unions, works councils and similar organizations by which Messer UK is bound
Exhibit D 50.2	List of material works agreements and company works agreements to which Messer UK or a Messer UK Subsidiary is a party
Exhibit D 50.3	List of Key Employees UK
Exhibit D 53	List of Suppliers and customers with which there exist contracts worth more than GBP 350,000 per contractual partner

IN WITNESS THEREOF, this public deed and the Annexes have been read out in their entirety in the presence of the appeared persons and in my presence. After reading, this public deed and the Annexes have been found to be correct and approved. After that the appeared persons have signed the public deed in my presence, thereupon I, the notary public, have also signed this public deed and affixed my official seal.

Basle, ……. January 2004

ANNEX 5.1 (I)

Statements of Messer KGaA

PART A – GENERAL

1 Corporate Existence of Seller, Messer KGaA and MIG

The Seller is a German stock corporation (Aktiengesellschaft), which will be converted into a German limited liability company (Gesellschaft mit beschränkter Haftung) prior to Completion, and MIG is a German limited liability company (Gesellschaft mit beschränkter Haftung). Messer KGaA is a German partnership limited by shares (Kommanditgesellschaft auf Aktien), which will also be converted into a German limited liability company (Gesellschaft mit beschränkter Haftung) prior to Completion. The Seller, Messer KGaA and MIG have full power and authority to execute this Agreement and to perform their obligations hereunder and to consummate the transactions contemplated hereby including, without limitation, to own, hold sell and transfer (pursuant to this Agreement) the MGG Shares and the voting rights attached thereto.

2 Authority

This Agreement has been duly and validly executed by the Seller, Messer KGaA, MGG and MIG and constitutes a legal, valid and binding obligation of the Seller, Messer KGaA, MGG and MIG, enforceable against the Seller, Messer KGaA, MGG and MIG in accordance with its terms.

3 No Conflicts

The execution of this Agreement by the Seller, Messer KGaA and/or MIG does not and the performance by the Seller, Messer KGaA and MIG of their respective obligations under this Agreement or the consummation of the transactions contemplated hereby, including the Pre-Completion Restructuring, will not:

3.1 conflict with or result in a violation or breach of any of the terms, conditions or provisions of the articles of association (Gesellschaftsvertrag / Satzung) (or other comparable corporate charter or organizational documents) of the Seller, Messer KGaA or MIG;

3.2 subject to obtaining the consents, approvals and actions, making the filings and giving the notices described in Exhibit A 3.2, conflict with or result in a violation or breach of any term or provision of any law applicable to the Seller, Messer KGaA or MIG or any of their respective assets and properties (other than such conflicts, violations or breaches (i) which could not in the aggregate reasonably be expected to adversely affect the validity or enforceability of this Agreement or to have a material adverse effect on the Business of the MGG Group or (ii) as would occur solely as a result of the identity or the legal or regulatory status of Purchaser or any of its Affiliates).

4 Exit Transaction Consents

The affirmative vote of a majority of the outstanding principal amount of the HYB (exclusive of any HYB held by the Seller or one of its Affiliates), solicited in the form of the exit consents referred to in Section 2.3.3 (Exit Transaction Consents) is legally sufficient to authorize the Supplemental HYB Indenture. Upon effectiveness of the Supplemental HYB Indenture, the Exit Transaction and the sale and the transfer of the MGG Shares as contemplated in this Agreement will be permitted by the HYB Indenture. The letter from the Facility Agent referred to in Section 2.3.4 and the exit consents referred to in the first sentence of this paragraph (together with the consents of the Seller and the Trustee, acting in accordance with instructions approved by the affirmative vote of a majority of the outstanding principal amount of the HYB (exclusive of any HYB held by the Seller or one of its Affiliates) to amend, waive or terminate the High Yield Proceeds Agreement and the High Yield Subordination Agreement) are the only consents required to (i) modify and waive the HYB Indenture to permit the Exit Transaction and (ii) terminate the High Yield Proceeds Agreement and the High Yield Subordination Agreement. Immediately following Completion, MGG and its Subsidiaries will have no obligation or any liability to any person under or in relation to any of the following agreements or instruments: (i) the HYB, (ii) the HYB Indenture, (iii) the High Yield Proceeds Loan Agreement, (iv) the High Yield Subordination Agreement, (v) the SFA, (vi) the assignment agreement (Sicherungsabtretungsvertrag) dated 16 May 2001, between the Seller, as assignor, and The Bank of New York, as trustee, or (vii) any other agreement to which MGG or its Subsidiaries is or was a party that was entered into in connection with or ancillary to any of the foregoing agreements or instruments.

Annex 5.1 (i)

PART B – GERMAN MGG GROUP

5 Corporate Existence of MGG

MGG is a German limited liability company (Gesellschaft mit beschränkter Haftung) which has been duly incorporated under the laws of the Federal Republic of Germany and has full corporate power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties. The Seller has, prior to the execution of this Agreement, delivered to the Purchaser a true and complete copy of the articles of association (Gesellschaftsvertrag) of MGG as in effect on the Signing Date.

6 Registered Share Capital (Stammkapital)

6.1 MGG has a registered share capital (Stammkapital) in the amount of EUR 276,097,615.85 (in words: Euro two hundred seventy-six million ninety-seven thousand sixhundred fifteen point eight five), which equals DEM 540,000,000 (in words: Deutsche Mark five hundred and forty million), has been fully paid up and is non-assessable (keine Nachschusspflicht).

6.2 The Seller and / or the Substitute Seller is / are the sole legal owner(s) of all shares in MGG (Geschäftsanteile) (the MGG Shares).

6.3 MGG’s registered share capital (Stammkapital) is made up of the following thirty (30) shares (Geschäftsanteile) with the following denominations (not converted into Euros):

DEM	8,000,000	DEM	14,000,000
	1,600,000		14,000,000
	2,400,000		14,000,000
	3,000,000		14,000,000
	6,000,000		4,000,000
	6,000,000		2,400,000
	7,000,000		1,600,000
	3,000,000		22,000,000
	5,000,000		2,000,000
	5,000,000		400,000
	6,000,000		600,000
	6,000,000		1,000,000
	8,000,000		600,000
	11,000,000		400,000
	11,000,000		360,000,000

6.4 At Completion, the MGG Shares will be assigned (abgetreten) to the Purchaser free and clear of any liens, encumbrances, option rights and other third party rights (Third Party Rights).

7 Subsidiaries and Participations

7.1 MGG is the direct or indirect legal and beneficial owner of all of the shares or partnership interests in the German MGG Subsidiaries which will at Completion be (indirectly) transferred to the Purchaser free and clear of Third Party Rights. Each German MGG Subsidiary is a limited liability company (Gesellschaft mit beschränkter Haftung), limited partnership (Kommanditgesellschaft) or general partnership (Offene Handelsgesellschaft) (as indicated) validly incorporated or otherwise established under the laws of the Federal Republic of Germany and has full corporate power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties. The registered share capital (Stammkapital) of, respectively the partnership interests in each of the German MGG Subsidiaries are fully paid up and non-assessable (keine Nachschusspflicht). The Seller has, prior to the execution of this Agreement, delivered to the Purchaser true and complete copies of the deed of incorporation (Gründungsurkunde) and articles of association, respectively of the partnership agreement (Gesellschaftsvertrag) of each of the German MGG Subsidiaries as in effect on the Signing Date.

7.2 Furthermore, MGG directly or indirectly holds those shares and partnership interests in the German MGG Participations set out in Exhibit B 7.2.

8 Financial Statements and Condition

8.1 Attached as Exhibit B 8.1 are true and complete copies of (i) the audited balance sheet of MGG as of 31 December 2002 as well as the related profit and loss statement (Gewinn- und Verlustrechnung) for the period then ended (including the notes thereto) (the Statutory Financial Statements Germany), and (ii) the audited combined interim financial statements as of and for the nine-month-period ended 30 September 2003 comprising the combined interim balance sheet as of 30 September 2003 and the combined interim statements of income from 1 January 2003 to 30 September 2003 and selected explanatory notes in accordance with the relevant International Financial Reporting Standards, as applicable at 30 September 2003 ((the Interim Financial Statements Germany) (the Statutory Financial Statements Germany and the Interim Financial Statements Germany collectively the Financial Statements Germany). The Statutory Financial Statements Germany were prepared in accordance with the German generally accepted accounting principles under the German Commercial Code (Handelsgesetzbuch) (German GAAP), and fairly represent in all material respects (i) the financial condition and results of operations of MGG, as of 31 December 2002 and for the period covered thereby in accordance with German GAAP, as applicable at 31 December 2002 and (ii) the liabilities of MGG, which are required to be reflected in the Statutory Financial Statements Germany in accordance with German GAAP as of 31 December 2002. With the proviso that the balance sheet rules as set out in the audited combined interim financial statements of MGG Note 1 – “Background and basis of presentations” and Note 2 – “Accounting principles” shall apply and prevail, the Interim Financial Statements Germany have been prepared in all material respects in conformity with the relevant International Financial Reporting Standards as described in the explanatory notes and fairly represent in all material respects (i) the combined financial condition and results of operations of MGG and its consolidated subsidiaries as of 30 September 2003 and for the period covered thereby in accordance with the relevant International Financial Reporting Standards and (ii) the liabilities of MGG and its consolidated subsidiaries, which are required to be reflected in the Interim Financial Statements Germany in accordance with the relevant International Financial Reporting Standards, as of 30 September 2003. With respect to the Financial Statements Germany, the valuation of the MIG Assets as well as the valuation of Messer UK and Messer US shall not be covered by this representation.

8.2 Between the Financial Statements Date and the Signing Date, the Business of the German MGG Group has been operated in compliance with Sections 14.1.1 – 14.1.12.

9 Legal Proceedings

Exhibit B 9 contains a complete list of all private or governmental litigation (i) pending (rechtshängig) or (ii), to the Knowledge of Messer KGaA, threatened against, MGG or any German MGG Subsidiary or any of their respective assets and properties which could reasonably be expected (i) to result in the issuance of a court order restraining, enjoining or otherwise prohibiting or making illegal the Completion, or (ii) to have a material adverse effect on the Business or the Condition of the German MGG Group.

10 Compliance With Laws

Neither MGG nor any German MGG Subsidiary is in violation of or in default under any corporate, commercial, civil, medical, labour, intellectual property and real property laws applicable to MGG or any German MGG Subsidiary or any of their respective assets and properties the effect of which, individually or in the aggregate with other such violations and defaults, could reasonably be expected to be materially adverse to the Business or the Condition of the German MGG Group. The Parties agree and acknowledge that (i) the compliance with Environmental Laws shall be exclusively governed by Annex 5.1 (i) B 19 and Section 13.2 and (ii) no claims for non-compliance with Environmental Laws or any other laws not expressly referred to above can be brought under this Annex 5.1 (i) B 10.

11 Real Property

11.1 Exhibit B 11.1 contains a complete list (i) of each parcel of real property owned by MGG or any German MGG Subsidiary and of each parcel of real property regarding which MGG or any German MGG Subsidiary holds a hereditary building right (in rem) and, (ii) of all encumbrances registered in the land registers (Grundbuch) / hereditary building right registers (Erbbaurechtsgrundbuch) relating to or affecting any parcel of real property listed in Exhibit B 11.1.

11.2 Subject to the existing liens and encumbrances securing liabilities of the Disposed Companies and those listed in Exhibit B 11.1, MGG or a German MGG Subsidiary has good and marketable title to each parcel of real property owned by it and listed in Exhibit B 11.1.

11.3 Exhibit B 27.3 contains a complete list of each parcel of real property (other than real property used for pipelines) leased by MGG or any German MGG Subsidiary as lessor or lessee, which is material for the Business of the German MGG Group. Complete copies of all the lease agreements relating to the leases referred to in sentence 1 of this Section B 11.3 have been made available to the Purchaser.

11.4 All hereditary building rights (in rem) listed in Exhibit B 11.1 and all leases of real property listed in Exhibit B 27.3 are valid and enforceable in accordance with their terms and conditions and applicable law. Copies of all underlying hereditary building rights agreements have been made available to the Purchaser. MGG or the German MGG Subsidiary, which is a party to such lease or the beneficiary of such hereditary building right (in rem), is not in breach under such hereditary building rights (in rem) or in breach of such leases to an extent which would trigger a termination right for cause, and, to the Knowledge of Messer KGaA, the third party which is a party to such hereditary building right (in rem) or such lease is not in material breach of such hereditary building right (in rem) or such lease.

12 Material Other Assets

12.1 The assets (other than real property interests or leases relating to pipelines) owned, leased, licensed or to which MGG or a German MGG Subsidiary has any other lawful entitlement, which are used by MGG or a German MGG Subsidiary and which are material to the Business of the German MGG Group are sufficient to continue the Business of the German MGG Group substantially in the same manner as such Business is conducted at the Signing Date.

12.2 All fixtures (including air separation units and production units), equipment, machinery and vehicles owned or leased by MGG or a German MGG Subsidiary have been maintained in accordance with the standards set-out in Exhibit B 12.2 and, subject to regular wear and tear, are in good working condition for their current use.

12.3 Exhibit B 12.3 (i) includes a complete and accurate list of all plants, air separation units or other production units, filling stations and pipelines which are owned or operated by MGG or a German MGG Subsidiary and material to operate the Business of the German MGG Group. With the exception for transfers for security purposes (Sicherungsübereignungen), retention of title rights (Eigentumsvorbehalte) and / or statutory liens/encumbrances incurred in the ordinary course of business, and / or Third Party Rights securing liabilities of any of the Disposed Companies and / or reflected in the Financial Statements, the assets listed in Exhibit B 12.3 (i) as such are not encumbered with any Third Party Rights. Exhibit B 12.3 (ii) states the minimum quantity of cylinders, tanks and trucks used in the Business and owned by MGG and the German MGG Subsidiaries.

13 Intellectual Property Rights

13.1 Exhibit B 13.1 contains a complete list of all patents, trademarks and other registered intellectual property rights owned by MGG or a German MGG Subsidiary as of the Completion Date , which are necessary for the Business of the German MGG Group as conducted at the Signing Date or at the Completion Date, respectively (hereinafter collectively referred to as the Intellectual Property Rights Germany).

13.2 The Intellectual Property Rights Germany are, except where expressly indicated in Exhibit B 13.1, solely and unrestricted owned by MGG or by any of the German MGG Subsidiaries unencumbered and free from rights of third parties (other than licenses granted to third parties) and are neither subject to any pending proceedings for opposition, cancellation, revocation or rectification which could materially adversely affect the Business or the Condition of the German MGG Group nor, to the Knowledge of Messer KGaA, are they being materially infringed by third parties. To the Knowledge of Messer KGaA, all fees necessary to maintain the Intellectual Property Rights Germany owned by MGG or any of the German MGG Subsidiaries have been paid, all necessary renewal applications have been filed and all other material steps necessary to be taken up to the Signing Date and Completion Date for their maintenance have been taken. To the Knowledge of Messer KGaA, MGG and the German MGG Subsidiaries are not materially infringing any intellectual property rights of third parties.

14 Permits

14.1 To the Knowledge of Messer KGaA, MGG and the German MGG Subsidiaries hold all governmental approvals, permits, registration certifications and licenses (i) which are required under applicable law (excluding for the purpose of this statement Environmental Laws), in order to lawfully conduct their respective business as conducted at the Signing Date and (ii) the absence of which could, individually or in the aggregate, have or lead to a material adverse effect on the Business or the Condition of the German MGG Group (the Licenses Germany). To the Knowledge of Messer KGaA, MGG and each German MGG Subsidiary are materially in compliance with these Licenses Germany.

14.2 There are no written threats of any revocation or restriction of any of the Licenses Germany as a consequence of the entry into this Agreement.

14.3 The Parties agree and acknowledge that (i) Licenses Germany required pursuant to Environmental Laws shall be exclusively governed by Annex 5.1 B 19 and Section 13.2 and (ii) no claims for the lack of such Licenses Germany can be brought under this Annex 5.1 B 30.

15 Material Contracts

15.1 Exhibit B 11.1 sets out a complete list of material contracts of the type described below, to which MGG or a German MGG Subsidiary and at least one third party (other than any member of the MGG Group and / or any Affiliate of the Purchaser’s Guarantor) are a party and which have not expired or been terminated (the Material Contracts Germany):

15.1.1 loan agreements relating to a principal amount of more than EUR 1,000,000 (in words: Euro one million) in each individual case;

15.1.2 guarantees issued for any debt of any third party other than any of the Disposed Companies in a principal amount of more than EUR 1,000,000 (in words: Euro one million) in each individual case;

15.1.3 agreements relating to the acquisition or sale of ownership interests in other companies or businesses;

15.1.4 contracts (except for contracts with any of the Retained Companies) for the purchase or sale of equipment, commodities, supplies or products which provide for an annual consideration, or under which in the last fiscal year of MGG, the consideration in fact amounted to more than EUR 2,500,000 (in words: Euro two million five hundred thousand);

15.1.5 contracts with any of the Retained Companies which have either a remaining fixed term of more than six months after the Completion Date or which cannot be terminated with effect within six months following the Completion Date;

15.1.6 contracts involving financial derivatives (e.g. financial options, futures, forwards, interest swaps and currency swaps) involving more than EUR 500,000 (in words: Euro five hundred thousand); and

15.1.7 joint venture agreements or any shareholder or partnership agreements, management and /or operating agreements (Betriebsführungs- und/oder -pachtverträge) of the equity joint ventures Buse Gase GmbH & Co., Widmann Gase Gesellschaft mbH, Messer Nippon Sanso GmbH & Co. KG, Sauerstoff und Stickstoff Rohrleitungsgesellschaft mbH and Technische Gase Hoesch Messer Griesheim GmbH & Co. KG as well as the agreement with Bayer concerning the use of the pipeline.

15.2 None of the Material Contracts Germany has been terminated by any party thereto, nor has any such party given written notice of its intention to terminate or asserted in writing that a Material Contract Germany is partially or entirely invalid. All Material Contracts Germany are, subject to corporate, commercial, civil, medical, labour, intellectual property and real property laws applicable to MGG or any German MGG Subsidiary or any of their respective assets and properties, all to the extent that no references to any other areas of law shall be taken into account, valid and enforceable in accordance with their terms and conditions. MGG or the German MGG Subsidiary, which is a party to each Material Contract Germany is not in breach of such Material Contract Germany, which could reasonably be expected to result in a termination thereof by the third party or, to the Knowledge of Messer KGaA, would result in material adverse consequences to such Material Contract or the related business relationship and to the Knowledge of Messer KGaA, the third party who is a party to each Material Contract Germany is not in such breach of such Material Contract Germany.

15.3 Complete copies of all Material Contracts Germany have been made available to the Purchaser.

16 Insurance

Exhibit B 16 contains a complete list which comprises all material insurance policies in force in relation to the business, assets and affairs of MGG and the German MGG Subsidiaries as of the Signing Date. All insurance policies listed in Exhibit B 16 are valid and in full force and all premiums due on the above policies have been duly paid. The insurance policies listed in Exhibit B 16 will stay in force until the Completion Date.

17 Employees and Employment Conditions

17.1 Exhibit B 17.1 sets out a complete list of written collective bargaining agreements (Tarifverträge) and other material agreements with unions by which MGG or a German MGG Subsidiary is bound.

17.2 Exhibit B 17.2 sets out a complete list of material works agreements (Betriebsvereinbarungen) and company works agreements (Gesamtbetriebsvereinbarungen) with the works councils to which MGG or a German MGG Subsidiary is a party.

17.3 Exhibit B 17.3 includes an anonymised and complete list of employees of MGG and the German MGG Subsidiaries with (according to the wage taxes withheld) a gross annual base salary (excluding fringe benefits such as incentives, stock options or appreciation rights, a company car and other benefits) in excess of EUR 100,000 (in words: Euro one hundred thousand) (collectively the Key Employees Germany, individually a Key Employee Germany). To the Knowledge of Messer KGaA, none of the Key Employees Germany has given notice of termination of his or her employment. The Purchaser acknowledges that, as set out in more detail in Section 15.3 of this Agreement, Messer KGaA and the Seller intend to achieve that certain Key Employees Germany will be transferred to a Retained Company with effect as of the Completion Date, and, therefore, will cease to be employees of the German MGG Group.

17.4 There is no pending (rechtshängig) or, to the Knowledge of Messer KGaA, threatened material employment litigation to which MGG or any of the German MGG Subsidiaries is a party or potential party.

17.5 The employees of MGG and the German MGG Subsidiaries do not have any material payment claims or other material benefit entitlements based on general commitments applying to several employees (Gesamtzusage), customary internal practice (betriebliche Übung) or other general commitments (applying to a group of employees) which are not reflected in the Financial Statements Germany except for claims and entitlements under the collective bargaining agreements (Tarifverträge), works agreements (Betriebsvereinbarungen) and company works agreements (Gesamtbetriebsvereinbarungen) listed in the Exhibits B 17.1, B 17.2 and B 17.5.

17.6 There are no employment agreements of companies pertaining to the German MGG Group for employees, managing directors and independent contractors with a total value of more than EUR 1,000,000 (in words: Euro one million) per person and per year.

18 Occupational Pension Schemes

18.1 Exhibit B 18.1 comprises a list of all material Occupational Pension Schemes currently applicable to the employees of MGG or a German MGG Subsidiary.

18.2 To the Knowledge of Messer KGaA, there are no pending claims or claims threatened in writing with regard to the Occupational Pension Schemes.

19 Environmental Matters

19.1 To the Knowledge of Messer KGaA, each of MGG and the German MGG Subsidiaries has obtained all Licenses which are required under applicable Environmental Law in connection with the lawful conduct or the business or operations of the German MGG Group as conducted on the Signing Date, except where the failure to obtain any such License individually or in the aggregate with other similar violations and defaults could not reasonably be expected to be materially adverse to the Business or the Condition of the German MGG Group. To the Knowledge of Messer KGaA, each of such Licenses is in full force and effect and each of MGG and the German MGG Subsidiaries is in compliance with the terms and conditions of all such Licenses, except where the failure to be in compliance individually or in the aggregate with other similar violations and defaults could not reasonably be expected to be materially adverse to the Business or the Condition of the German MGG Group.

19.2 To the Knowledge of Messer KGaA, each of MGG and the German MGG Subsidiaries are in compliance with Environmental Law except where the failure to be in compliance individually or in the aggregate with other similar violations and defaults could not reasonably be expected to be materially adverse to the Business or the Condition of the German MGG Group.

19.3 To the Knowledge of Messer KGaA, except as would not, individually or in the aggregate with other similar situations, be materially adverse to the Business or the Condition of the German MGG Group, neither MGG nor any German MGG Subsidiary is required to investigate, remediate or monitor any site or facility with regard to the Release of Hazardous Material pursuant to an executable order, written requirement, other request by and/or contracts with any Governmental Entity or Governmental or Regulatory Authority.

19.4 To the Knowledge of Messer KGaA, no real property, site or facility now or previously owned, operated or leased by MGG or any German MGG Subsidiary is listed on any list of a Governmental Entity or Governmental or Regulatory Authority requiring investigation or clean-up.

19.5 To the Knowledge of Messer KGaA, except as would not, individually or in the aggregate with other similar violations and defaults, be materially adverse to the Business or the Condition of the German MGG Group, each of MGG or any German MGG Subsidiary have not received, generated, handled, used, stored, treated, transported, kept, deposited or disposed of waste contrary to Environmental Law, at, on or under the properties occupied or formerly occupied by MGG or any German MGG Subsidiary.

19.6 To the Knowledge of Messer KGaA, each of MGG and the German MGG Subsidiaries have met all material conditions and requirements as laid down in indemnification notices (Freistellungsbescheide) issued for properties in the former GDR (Deutsche Demokratische Republik) and have not provided any reason prior to Completion which might lead to a complete or partial revocation (Aufhebung) of indemnification notices except where the failure to be in compliance individually or in the aggregate with other similar violations and defaults could not reasonably be expected to be materially adverse to the Business or the Condition of the German MGG Group.

19.7 Any claim based on a breach of representations relating to Environmental Matters relating to the German MGG Group shall only be brought under this Annex 5.1 (i) B 19. Messer KGaA shall not be liable for any claim which relates to Environmental Matters relating to the German MGG Group, unless and to the extent it can be brought under Annex 5.1 (i) B 19 or Section 13.4.

20 Suppliers / Customers

Exhibit B 20 provides a complete list of contractual partners (except for any of the Retained Companies, any members of the MGG Group and any Affiliate of the Purchaser’s Guarantor) with whom MGG or any German MGG Subsidiary entered into one or several agreements regarding the purchase or sale of equipment, commodities, supplies or products under which in the last fiscal year of MGG the consideration in fact amounted to more than EUR 2,500,000 (in words: Euro two million five hundred thousand) per contractual partner.

Annex 5.1 (i)

PART C – MESSER US GROUP

21 Corporate Existence of Messer US

Messer US is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has full corporate power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties. Messer US is duly qualified, licensed or admitted to do business and is in good standing in those jurisdictions specified in Exhibit C 21, which are the only jurisdictions in which the ownership, use or leasing of its assets and properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except for those jurisdictions in which the adverse effects of all such failures by Messer US to be qualified, licensed or admitted and in good standing could not in the aggregate reasonably be expected to result in a material fine or a material disruption in the carrying on of its business in that jurisdiction or in any other jurisdiction. The Seller has prior to the execution of this Agreement delivered to the Purchaser true and complete copies of the certificate of incorporation and by-laws of Messer US as in effect on the Signing Date.

22 Capital Stock

The authorized capital stock of Messer US consists solely of two hundred thousand (200,000) shares. Out of the aforementioned authorized capital stock, a total of one hundred fourty-nine thousand two hundred sixty seven (149,267) shares of common stock are issued and outstanding (the Messer US Shares). The Messer US Shares are duly authorized, validly issued, outstanding, fully paid and non-assessable. At Completion, MGG will be the (direct or indirect) sole legal and beneficial owner of the Messer US Shares, free and clear of any Third Party Rights.

23 Subsidiaries and Participations

Exhibit C 23 (a) provides a complete and accurate list of all legal entities in which Messer US will have a direct or indirect ownership interest at the Completion Date (the Messer US Participations). Exhibit C 23 (b) provides a complete and accurate list of all legal entities in which Messer US owns directly or indirectly a majority interest or which are otherwise controlled by Messer US (the Messer US Subsidiaries) and of the percentage held by Messer US. Each Messer US Subsidiary is a corporation or other entity validly existing and in good standing under the laws of its jurisdiction of incorporation or formation identified in Exhibit C 23 (b) and has full corporate or other organizational power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties. Each Messer US Subsidiary is duly qualified, licensed or admitted to do business and is in good standing in those jurisdictions specified in Exhibit C 23 (b), which are the only jurisdictions in which the ownership, use or leasing of such Messer US Subsidiary’s assets and properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except for those jurisdictions in which the adverse effects of all such failures by a Messer US Subsidiary to be qualified, licensed or admitted and in good standing could not in the aggregate reasonably be expected to result in a material fine or a material disruption in the carrying on of its business in that jurisdiction or in any other jurisdiction. Exhibit C 23 (b) lists for each Messer US Subsidiary the amount of its authorized capital stock, the amount of its outstanding capital stock and the record owners of such outstanding capital stock and the membership or partnership interest, as applicable. All of the shares of capital stock held by Messer US or any Messer US Subsidiary in the Messer US Subsidiaries as set out in Exhibit C 23 (b) have been duly authorized and validly issued, are fully paid and non-assessable, and are owned, beneficially and of record, by Messer US or a Messer US Subsidiary. At the Completion, all capital stock, partnership interests and membership interests in Messer US Subsidiaries, which are held by Messer US or any Messer US Subsidiary in the Messer US Subsidiaries as set out in Exhibit C 23 (b), are free and clear of Third Party Rights other than Third Party Rights created by the Purchaser or serving as security for liabilities (other than under the SFA and/or the High Yield Proceeds Loan Agreement) of one or more of the Disposed Companies. The Seller has prior to the execution of this Agreement delivered to the Purchaser true and complete copies of the certificate or articles of incorporation and by-laws (or other comparable corporate charter documents) of each of the Messer US Subsidiaries as in effect on the Signing Date.

24 Financial Statements and Condition

24.1 Attached as Exhibit C 8.1 (a) are true and complete copies of (i) the audited consolidated balance sheets of Messer US and its consolidated subsidiaries as of 31 December 2002 as well as the related consolidated statements of operations and retained earnings and cash flows for the fiscal year then ended (including the notes thereto), and (ii) the audited consolidated balance sheets of Messer US and its consolidated subsidiaries as of 30 September 2003 as well as related statements of operations, and retained earnings and cash flows for the period then ended (including the notes thereto), (collectively the Financial Statements US). With the proviso that the balance sheet rules as set out in Exhibit C 24.1 (b) shall apply and prevail, the Financial Statements US were prepared in accordance with US GAAP, as applicable at the date of each of the respective accounting periods. The Financial Statements US fairly present, in all material respects, the consolidated financial position of Messer US and its consolidated subsidiaries as of the date thereof and the results of operations of Messer US and its consolidated subsidiaries as of the date thereof and for the period covered thereby in accordance with US GAAP and the Financial Statements US fairly present in all material respects the liabilities of Messer US and its consolidated Subsidiaries which are required to be reflected in the Financial Statements US in accordance with US GAAP as of the date thereof. The financial condition and results of operations of those Messer US Subsidiaries, which are listed in Exhibit C 24.1 (c), are consolidated with those of Messer US.

24.2 Between the Financial Statements Date and the Signing Date the Business of Messer US and the Messer US Subsidiaries has been operated in accordance with Sections 14.1.1 – 14.1.12.

25 Legal Proceedings

Exhibit C 9 contains a complete list of all private or governmental litigation (i) pending (including without limitation consent decrees) or (ii), to the Knowledge of Messer KGaA, threatened against Messer US or any Messer US Subsidiary or any of their respective assets and properties which could reasonably be expected (i) to result in the issuance of a court order restraining, enjoining or otherwise prohibiting or making illegal the Completion, or (ii) to have a material adverse effect on the Business or the Condition of the Messer US Group.

26 Compliance With Laws

Neither Messer US nor any Messer US Subsidiary is in violation of or in default under any law applicable to Messer US or any Messer US Subsidiary or any of their respective assets and properties the effect of which, individually or in the aggregate with other such violations and defaults, could reasonably be expected to be materially adverse to the Business or the Condition of the Messer US Group. The Parties agree and acknowledge that (i) the compliance with Environmental Law and Food-Drug Law shall be exclusively governed by Annex 5.1 C 35 and Section 13.2 and (ii) no claims for non-compliance with Environmental Law and Food-Drug Law can be brought under this Annex 5.1 C 26.

27 Real Property

27.1 Exhibit C 27.1 contains a complete list, (i) of each parcel of real property owned by Messer US or any Messer US Subsidiary, and (ii) of all liens perfected under UCC rules and relating to the parcels of real property listed in Exhibit C 27.1.

27.2 Subject to the existing liens and encumbrances securing liabilities of the Disposed Companies and/or those listed in Exhibit C 27.1 Messer US or a Messer US Subsidiary has good and marketable title to each parcel of real property listed in Exhibit C 27.1.

27.3 Exhibit C 27.3 contains a complete list of each parcel of real property leased by Messer US or any Messer US Subsidiary (as lessor or lessee), which is material for the Business of Messer US Group. Complete copies of all such lease agreements have been made available to the Purchaser prior to the Signing Date.

27.4 All leases of real property listed in Exhibit C 7.3 are valid and enforceable in accordance with their terms and conditions and applicable law. Messer US or the Messer US Subsidiary which is a party to such lease is not in breach of such leases to an extent which would trigger a termination right for cause, and, to the Knowledge of Messer KGaA, the third party who is a party to each lease is not in material breach of such lease.

28 Material Other Assets

28.1 The assets (other than real property interests relating to pipelines) owned, leased, licensed or to which Messer US or a Messer US Subsidiary has any other lawful entitlement, which are used by Messer US or a Messer US Subsidiary and which are material to the Business of the Messer US Group are sufficient to continue the Business of Messer US Group or the respective Messer US Subsidiary substantially in the same manner as such Business is conducted at the Signing Date.

28.2 All fixtures (including air separation units and production units), equipment, machinery and vehicles owned or leased by Messer US or a Messer US Subsidiary have been maintained in accordance with the standards set-out in Exhibit C 28.2 and, subject to regular wear and tear, are in good working condition for their current use.

28.3 Exhibit C 28.3 (a) includes a complete and accurate list of all plants, air separation units or other production units, filling stations and pipelines which are owned or operated by the Messer US Group and material to operate the Business of the Messer US Group. With the exception for transfers for security purposes (Sicherungsübereignungen), retention of title rights (Eigentumsvorbehalte) and / or statutory liens incurred in the ordinary course of business, and / or Third Party Rights securing liabilities of Messer US or of any of the Messer US Subsidiaries and / or reflected in the Financial Statements, the assets listed in Exhibit C 28.3 (a) as such are not encumbered with any Third Party Rights. Exhibit C 28.3 (b) states the minimum quantity of cylinders, tanks and trucks used in the Business and owned by Messer US and / or any of the Messer US Subsidiaries.

29 Intellectual Property Rights

29.1 Exhibit C 29.1 contains a complete list of patents, trademarks and other registered intellectual property rights (i) owned by Messer US or a Messer US Subsidiary or (ii) licensed to Messer US or a Messer US Subsidiary (as indicated), other than third-party, commercial off-the-shelf software, and which are necessary for the Business of the Messer US Group as conducted at the Signing Date or at the Completion Date, respectively (hereinafter together referred to as the Intellectual Property Rights US).

29.2 The Intellectual Property Rights US owned by Messer US or by any of the Messer US Subsidiaries are neither subject to any pending proceedings for opposition, cancellation, revocation or rectification which could materially adversely affect the Business or the Condition of the Messer US Group, nor, to the Knowledge of Messer KGaA, are they being materially infringed by third parties. To the Knowledge of Messer KGaA, all fees necessary to maintain the Intellectual Property Rights US owned by Messer US or any of the Messer US Subsidiaries have been paid, all necessary renewal applications have been filed and all other material steps necessary to be taken up to the Signing Date and Completion Date for their maintenance have been taken. To the Knowledge of Messer KGaA, Messer US and the Messer US Subsidiaries are not materially infringing any intellectual property rights of third parties.

30 Permits

30.1 To the Knowledge of Messer KGaA, Messer US and the Messer US Subsidiaries hold all Licenses (i) which are required under applicable law (excluding for the purpose of this guarantee Environmental Law and/or Food-Drug Law), in order to lawfully conduct their respective business as conducted at the Signing Date, and (ii) the absence of which could, individually or in the aggregate, have or lead to a material adverse effect on the Business or the Condition of the Messer US Group (the Licenses US). To the Knowledge of Messer KGaA, Messer US and each Messer US Subsidiary are materially in compliance with these Licenses US.

30.2 There are no written threats of any revocation or restriction of any Licenses US as a consequence of the entry into this Agreement.

30.3 The Parties agree and acknowledge that (i) Licenses US required pursuant to Environmental Law and/or Food-Drug Law shall be exclusively governed by Annex 5.1 C 35 and (ii) no claims for the lack of such Licenses US can be brought under this Annex 5.1 C 30.

31 Material Contracts

31.1 Exhibit C 31.1 sets out a complete list of material contracts of the type described below, to which Messer US, GVP Inc., Messer GT&S LP, MG CO2-St. Paul LLC, or Constar LLC and at least one third party (other than any member of the MGG Group and / or any Affiliate of the Purchaser’s Guarantor) are a party and which have not expired or been terminated (the Material Contracts US):

31.1.1 loan agreements relating to a principal amount of more than USD 1,000,000 (in words: USD one million) in each individual case;

31.1.2 guarantees issued for any debt of any third party other than any Disposed Company in a principal amount of more than USD 1,000,000 (in words: USD one million) in each individual case;

31.1.3 agreements relating to the acquisition or sale of ownership interests in other companies or businesses;

31.1.4 contracts for the purchase or sale of equipment, commodities, supplies or products which provide for an annual consideration, or under which in the last fiscal year of Messer US the consideration in fact amounted to more than USD 500,000 (in words: USD five hundred thousand);

31.1.5 contracts with any of the Retained Companies which have either a remaining fixed term of more than six months after the Completion Date or which cannot be terminated with effect within six months following the Completion Date;

31.1.6 contracts involving financial derivatives (e.g. financial options, futures, forwards, interest swaps and currency swaps) involving more than USD 500,000 (in words: USD five hundred thousand); and

31.1.7 management and / or operating agreements of the equity joint ventures Messer GT&S LP, MG CO2-St. Paul LLC, and Constar LLC.

31.2 None of the Material Contracts US has been terminated by any party thereto, nor has any such party given written notice of its intention to terminate or asserted in writing that a Material Contract US is partially or entirely invalid. All Material Contracts US are valid and enforceable in accordance with their terms and conditions and applicable law. Messer US or the Messer US Subsidiary which is a party to each Material Contract US is not in breach of such Material Contract, which could reasonably be expected to result in a termination thereof by the third party or, to the Knowledge of Messer KGaA, would result in material adverse consequences to such Material Contract or the related business relationship, and, to the Knowledge of Messer KGaA, the third party who is a party to each Material Contract US is not in such breach of such Material Contract US.

31.3 Complete copies of all Material Contracts US have been made available to the Purchaser.

32 Insurance

Exhibit C 32 contains a list which comprises all material insurance policies in force in relation to the business, assets and affairs of Messer US and the Messer US Subsidiaries as of the Signing Date. All insurance policies listed in Exhibit C 32 are valid and in full force and all premiums due on the above policies have been duly paid. The insurance policies listed in Exhibit C 32 will stay in force until the Completion Date.

33 Employees and Pensions

33.1 Exhibit C 33.1 sets out a complete list of written collective bargaining agreements and other material agreements with unions, works councils and similar organizations by which Messer US or a Messer US Subsidiary is bound.

33.2 Exhibit C 33.2 includes an anonymised and complete list of current employees of Messer US and the Messer US Subsidiaries with a statement in accordance with the form W-2 on the gross annual income (including fringe benefits, such as incentives, stock option exercises or appreciation right exercises, company car and other benefits) in excess of USD 100,000 per person in the year 2002 or 2003 (collectively the Key Employees US, individually a Key Employee US). To the Knowledge of Messer KGaA, none of the Key Employees US has given notice of termination of his or her employment.

33.3 There is no pending (rechtshängig) or, to the Knowledge of Messer KGaA, threatened material employment litigation to which Messer US or a Messer US Subsidiary is a party or potential party.

33.4 There are no employment agreements of Messer US and its Subsidiaries for employees, directors and independent contractors, with a total value of more than USD 1,000,000 (in words: USD one million) per person and per year.

34 Benefit Plans US; ERISA.

34.1 Exhibit C 34.1 contains a true and complete list of each of the Benefit Plans US, and identifies each of the material Benefit Plans US that is a Qualified Plan.

34.2 Neither Messer US nor any Messer US Subsidiary maintains or is obligated to provide benefits under any material life, medical or health plan (other than as an incidental benefit under a Qualified Plan) which provides benefits to retirees or other terminated employees other than benefit continuation rights under the Consolidated Omnibus Budget Reconciliation of 1985, as amended.

34.3 Each Benefit Plan US covers only employees who are employed by Messer US or a Messer US Subsidiary (or former employees or beneficiaries with respect to service with Messer US or a Messer US Subsidiary), so that the transactions contemplated by this Agreement will require no spin-off of assets and liabilities or other division or transfer of rights with respect to any such plan.

34.4 Neither Messer US, any Messer US Subsidiary, any ERISA Affiliate nor any other corporation or organization controlled by or under common control with any of the foregoing within the meaning of Section 4001 of ERISA has at any time over the last five (5) years contributed to any “multi-employer plan”, as that term is defined in Section 4001 of ERISA.

34.5 To the Knowledge of Messer KGaA, each of the Benefit Plans US is, and its administration is and has been since inception, in compliance with ERISA and the Code in all respects, except for such failures to comply which, individually or in the aggregate, could not reasonably be expected to have a material adverse effect on the Business of the Messer US Group.

34.6 To the Knowledge of Messer KGaA, no transaction contemplated by this Agreement will result in material liability to the PBGC under Sections 302(c)(ii), 4062, 4063, 4064 or 4069 of ERISA, or otherwise, with respect to Messer US, any Messer US Subsidiary or any corporation or organization controlled by or under common control with Messer US or any Messer US Subsidiary within the meaning of Section 4001 of ERISA.

34.7 There are no pending or, to the Knowledge of Messer KGaA, threatened claims by or on behalf of any Benefit Plan US, by any Person covered thereby, or otherwise, which allege violations of law which, individually or in the aggregate, could reasonably be expected to result in liability on the part of the Purchaser, Messer US, any Messer US Subsidiary or any fiduciary of any such Benefit Plan US that is material to the Business of the Messer US Group.

34.8 Complete and correct copies of the following documents have been furnished to the Purchaser prior to the execution of this Agreement:

34.8.1 the Benefit Plans US and any related trust agreements and insurance contracts;

34.8.2 current summary plan descriptions of each Benefit Plan US subject to ERISA;

34.8.3 the most recent Form 5500 and Schedules thereto for each Benefit Plan US subject to ERISA reporting requirements;

34.8.4 the most recent determination of the IRS with respect to the qualified status of each Qualified Plan;

34.8.5 the most recent accountings with respect to any Benefit Plan US funded through a trust; and

34.8.6 the most recent actuarial reports of any Benefit Plan US with respect to which actuarial valuations are conducted.

35 Environmental and Food-Drug Matters

35.1 To the Knowledge of Messer KGaA, each of Messer US and the Messer US Subsidiaries has obtained all Licenses which are required under applicable Food-Drug Laws and Environmental Law in connection with a lawful conduct of the business or operations of Messer US and the Messer US Subsidiaries as conducted on the Signing Date, except where the failure to obtain any such License could not, individually or in the aggregate with other similar violations and defaults, reasonably be expected to be materially adverse to the Business or the Condition of the Messer US Group. To the Knowledge of Messer KGaA each of such Licenses is in full force and effect and each of Messer US and the Messer US Subsidiaries is in compliance with the terms and conditions of all such Licenses, except where the failure to be in compliance, individually or in the aggregate with other similar violations and defaults, could not reasonably be expected to be materially adverse to the Business or the Condition of the Messer US Group.

35.2 To the Knowledge of Messer KGaA, each of Messer US and the Messer US Subsidiaries are in compliance with Environmental Law and Food-Drug Law except where the failure to be in compliance individually or in the aggregate with other similar violations and defaults could not reasonably be expected to be materially adverse to the Business or the Condition of the Messer US Group.

35.3 To the Knowledge of Messer KGaA, except as would not, individually or in the aggregate with other similar situations, be materially adverse to the Business or the Condition of the Messer US Group, neither Messer US nor any Messer US Subsidiary is required to investigate, remediate or monitor any site or facility with regard to the Release of Hazardous Material pursuant to a binding order by any Governmental Entity or Governmental or Regulatory Authority.

35.4 To the Knowledge of Messer KGaA, no real property, site or facility now or previously owned, operated or leased by Messer US or any Messer US Subsidiary or any predecessor of either of them or to which Messer US or any Messer US Subsidiary or any predecessor of either of them has sent or transported waste for disposal is listed or proposed for listing on the NPL, CERCLIS or any similar state or local list of sites requiring investigation or clean-up.

35.5 To the Knowledge of Messer KGaA, except as would not, individually or in the aggregate with other similar violations and defaults, be materially adverse to the Business or Condition of the Messer US Group, each of Messer US and the Messer US Subsidiaries have not received, generated, handled, used, stored, treated, transported, kept, deposited or disposed of waste contrary to Environmental Law at, on or under the properties occupied, or formerly occupied by Messer US and the Messer US Subsidiaries.

35.6 Any claim based on a breach of representations relating to Environmental Matters and/or Food-Drug Matters relating to Messer US and/or the Messer US Subsidiaries shall only be brought under this Annex 5.1 (i) C 15. Messer KGaA shall not be liable for any claim which relates to Environmental and/or Food-Drug Matters relating to Messer US and/or the Messer US Subsidiaries, unless and to the extent it can be brought under Annex 5.1 (i) C 15 or Section 13.3.

35.7 Notwithstanding any provision hereof to the contrary, any information contained in or indicated by the Inspections shall be deemed for all purposes to have been disclosed to the Purchaser at the time the Purchaser receives such information.

36 Suppliers/Customers

Exhibit C 36 provides a complete list of contractual partners with whom Messer US, GVP Inc., Messer GT&S LP, MG CO2-St. Paul LLC, or Constar entered into one or several agreements regarding the purchase or sale of equipment, commodities, supplies or products which provide for an annual consideration, or under which in the last fiscal year of Messer US the consideration in fact amounted to more than USD 500,000 per contractual partner.

37 Specific Litigation Information

Specific Statements of the Seller with regard to certain specific litigation information are set out in Annex 5.1 C17 and in the further Exhibits C17 (a) through (c) thereto.

Annex 5.1 (i)

PART D – MESSER UK GROUP

38 Corporate Existence of Messer UK

Messer UK is a private limited company which has been duly incorporated under the laws of England & Wales and has full corporate power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties. The Seller has, prior to the execution of this Agreement, delivered to the Purchaser true and complete copies of the certificate of incorporation and articles of association of Messer UK as in effect on the Signing Date.

39 Registered Share Capital

39.1 Messer UK has a total authorized and issued share capital in the amount of GBP 47,000,000 (in words: GBP forty-seven million), which has been fully paid up and which has not been repaid, either directly or indirectly, to the shareholders of Messer UK (the Messer UK Shares).

39.2 MGG is the sole legal and beneficial owner of the Messer UK Shares, which will be held free and clear of any Third Party Rights at Completion.

40 Subsidiaries

Exhibit D 40 provides a complete and accurate list of all legal entities in which Messer UK will have a direct or indirect ownership interest at Completion. Messer UK is the legal and beneficial owner of all of the shares in the companies listed in Exhibit D 40 (the Messer UK Subsidiaries) which will be (indirectly) transferred to the Purchaser free and clear of Third Party Rights at Completion. Each Messer UK Subsidiary is a private limited company validly incorporated under the laws of England & Wales and has full corporate power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties. The authorised and issued share capital in each of the Messer UK Subsidiaries has been fully paid up and not been repaid. The Seller has, prior to the execution of this Agreement, delivered to the Purchaser true and complete copies of the certificate of incorporation and articles of association of each of the Messer UK Subsidiaries as in effect on the Signing Date. With the exception of Messer UK Pension Trustees Limited and Air Gas Production Limited (the latter ceased to trade in the year 2002), the Messer UK Subsidiaries are all dormant companies and have no liabilities other than to the Disposed Companies (being any liabilities that would appear in financial statements for each company prepared on the same basis as the Financial Statements UK).

41 Financial Statements and Condition

41.1 Attached as Exhibit D 41.1 (a) are true and complete copies of (i) the audited annual balance sheet and profit and loss account of Messer UK for the twelve months ended 31 December 2002 (including the notes thereto) and (ii) of the audited interim balance sheet and profit and loss account of Messer UK for the nine months ended 30 September 2003 (including the notes thereto), (collectively the Financial Statements UK). With the proviso that the balance sheet rules as set out in Exhibit D 41.1 (b) shall apply and prevail, the Financial Statements UK were prepared in accordance with UK GAAP, as adjusted for material differences between UK GAAP and IAS and each as applicable at the date of each of the respective accounting periods, and fairly represent in all material respects (i) the financial condition and results of operations of Messer UK as of the date thereof and for the period covered thereby and (ii) the liabilities of Messer UK, which are required to be reflected in the Financial Statements UK in accordance with UK GAAP, as adjusted for material differences between UK GAAP and IAS, as of the date thereof.

41.2 Between the Financial Statements Date and the Signing Date, the Business of Messer UK has been operated in compliance with Section 14.1.1 – 14.1.12.

42 Legal Proceedings

Exhibit D 42 contains a complete list of all private or governmental litigation (i) pending (rechtshängig) or (ii), to the Knowledge of Messer KGaA, threatened against, Messer UK or any Messer UK Subsidiary or any of their respective assets and properties which could reasonably be expected (i) to result in the issuance of a court order restraining, enjoining or otherwise prohibiting or making illegal the Completion, or (ii) to have a material adverse effect on the Business or the Condition of Messer UK.

43 Compliance With Laws

Neither Messer UK nor any Messer UK Subsidiary is in violation of or in default under any law applicable to Messer UK or any Messer UK Subsidiary or any of their respective assets and properties the effect of which, individually or in the aggregate with other such violations and defaults, could reasonably be expected to be materially adverse to the Business or the Condition of Messer UK. The Parties agree and acknowledge that (i) the compliance with Environmental Laws of Messer UK and its Subsidiaries shall be exclusively governed by Annex 5.1 (i) D 52 and Section 13.2 and Section 13.5 and (ii) no claims for non-compliance with Environmental Laws can be brought under this Annex 5.1 (i) D 43.

44 Real Property

44.1 Exhibit D 44.1 (a) contains a complete list of each parcel of real property owned by Messer UK or any Messer UK Subsidiary.

44.2 Subject to the existing liens securing liabilities of the Disposed Companies, Messer UK or a Messer UK Subsidiary has good and marketable title to each parcel of real property owned by it and listed in Exhibit D 44.1 (a)and has good title to each parcel of real property leased by it and listed in Exhibit D 44.3.

44.3 Exhibit D 44.3 contains a complete list of each parcel of real property leased by Messer UK or any Messer UK Subsidiary, which is material for the Business of Messer UK.

44.4 All leases of real property listed in Exhibit D 44.3 are valid and enforceable in accordance with their terms and conditions and applicable law. Messer UK or the Messer UK Subsidiary, which is a party to such lease, is not in breach of such leases to an extent which would trigger a termination right for cause, and, to the Knowledge of Messer KGaA, the third party which is a party to such lease is not in material breach of such lease.

44.5 Copies of the documents listed in Exhibit D 44.1 (b) have been provided to the Purchaser, and, to the knowledge of Messer KGaA, there are no other documents in its possession or control that disclose encumbrances that materially affect the parcels of property listed in Exhibits D 44.1 (a) and D. 44.3.

45 Material Other Assets

45.1 The assets (other than pipelines) owned, leased, licensed or to which Messer UK or a Messer UK Subsidiary has any other lawful entitlement, which are used by Messer UK or a Messer UK Subsidiary and which are material to the Business of Messer UK are sufficient to continue the Business of Messer UK substantially in the same manner as such Business is conducted at the Signing Date.

45.2 All fixtures (including air separation units and production units), equipment, machinery and vehicles owned or leased by Messer UK or a Messer UK Subsidiary have been maintained in accordance with the standards set-out in Exhibit D 45.2 and, subject to regular wear and tear, are in good working condition for their current use.

45.3 Exhibit D 45.3 (a) includes a complete and accurate list of all plants, air separation units or other production units, filling stations and pipelines which are owned or operated by Messer UK or a Messer UK Subsidiary and material to operate the Business of Messer UK. With the exception for transfers for security purposes (Sicherungsübereignungen), retention of title rights (Eigentumsvorbehalte) and / or statutory liens/encumbrances incurred in the ordinary course of business and / or reflected in the Financial Statements, and / or Third Party Rights securing liabilities of any of the Disposed Companies, the assets listed in Exhibit D 45.3 (a) as such are not encumbered with any Third Party Rights. Exhibit D 45.3 (b) states the minimum quantity of cylinders, tanks and trucks used in the Business and owned by Messer UK and the Messer UK Subsidiaries.

46 Intellectual Property Rights

46.1 Exhibit D 46.1 contains a complete list of patents, trademarks and other registered intellectual property rights (i) owned by Messer UK or a Messer UK Subsidiary (as indicated) as of the Completion Date or (ii) licensed to Messer UK or any of the Messer UK Subsidiaries, other than third-party, commercial off-the-shelf software as far as they are necessary for the Business of Messer UK as conducted at the Signing Date or at the Completion Date, respectively (hereinafter collectively referred to as the Intellectual Property Rights UK).

46.2 The Intellectual Property Rights UK owned by Messer UK or by any of the Messer UK Subsidiaries are neither subject to any pending proceedings for opposition, cancellation, revocation or rectification which could materially adversely affect the Business or the Condition of Messer UK nor, to the Knowledge of Messer KGaA, are they being materially infringed by third parties. To the Knowledge of Messer KGaA, all fees necessary to maintain the Intellectual Property Rights UK owned by Messer UK or any of the Messer UK Subsidiaries have been paid, all necessary renewal applications have been filed and all other material steps necessary to be taken up to the Signing Date and Completion Date for their maintenance have been taken. To the Knowledge of Messer KGaA, Messer UK and the Messer UK Subsidiaries are not materially infringing any intellectual property rights of third parties.

47 Permits

47.1 To the Knowledge of Messer KGaA, Messer UK and the Messer UK Subsidiaries hold all governmental approvals, permits, registration certifications and licenses (i) which are required under applicable law (excluding for the purpose of this guarantee Environmental Laws), in order to lawfully conduct their respective business as conducted at the Signing Date and (ii) the absence of which could, individually or in the aggregate, have or lead to a material adverse effect on the Business or the Condition of Messer UK (the Licenses UK). To the Knowledge of Messer KGaA, Messer UK and each Messer UK Subsidiary are in compliance with these Licenses UK.

47.2 There are no written threats of any revocation or restriction of any of the Licenses UK as a consequence of the entry into this Agreement.

47.3 The Parties agree and acknowledge that (i) Licenses UK required pursuant to Environmental Laws shall be exclusively governed by Annex 5.1 D 52 and (ii) no claims for the lack of such Licenses UK can be brought under this Annex 5.1 D 47.

48 Material Contracts

48.1 Exhibit D 48.1 sets out a complete list of material contracts of the type described below, to which Messer UK or a Messer UK Subsidiary and at least one third party (other than any member of the MGG Group and / or any Affiliate of the Purchaser’s Guarantor) are a party and which have not expired or been terminated (the Material Contracts UK):

48.1.1 loan agreements relating to a principal amount of more than GBP 700,000 (in words: Pound Sterling seven hundred thousand) in each individual case;

48.1.2 guarantees issued for any debt of any third party other than any of the Disposed Companies in a principal amount of more than GBP 700,000 (in words: Pound Sterling seven hundred thousand) in each individual case;

48.1.3 agreements relating to the acquisition or sale of ownership interests in other companies or businesses;

48.1.4 contracts for the purchase or sale of equipment, commodities, supplies or products which provide for an annual consideration, or under which in the last fiscal year of MGG, the consideration in fact amounted to more than GBP 350,000 (in words: Pound Sterling three hundred fifty thousand); and

48.1.5 contracts with any of the Retained Companies which have either a remaining fixed term of more than six months after the Completion Date or which cannot be terminated with effect within six months following the Completion Date; and

48.1.6 contracts involving financial derivatives (e.g. financial options, futures, forwards, interest swaps and currency swaps) involving more than GBP 350,000 (in words: Pound Sterling three hundred and fifty thousand).

48.2 None of the Material Contracts UK has been terminated by any party thereto, nor has any such party given written notice of its intention to terminate or asserted in writing that a Material Contract UK is partially or entirely invalid. All Material Contracts UK are valid and enforceable in accordance with their terms and conditions and applicable law. Messer UK or the Messer UK Subsidiary which is a party to each Material Contract UK is not in breach of such Material Contract UK which could reasonably be expected to result in a termination thereof by the third party or, to the Knowledge of Messer KGaA, would result in material adverse consequences to such Material Contracts UK or the related business relationship, and to the Knowledge of Messer KGaA, the third party who is a party to each Material Contract UK is not in such breach of such Material Contract UK.

48.3 True and complete copies of all Material Contracts UK have been made available to the Purchaser.

49 Insurance

Exhibit D 49 contains a complete list which comprises all material insurance policies in force in relation to the business, assets and affairs of Messer UK and the Messer UK Subsidiaries as of the Signing Date. All insurance policies listed in Exhibit D 49 are valid and in full force and all premiums due on the above policies have been duly paid. The insurance policies listed in Exhibit D 49 will stay in force until the Completion Date.

50 Employees and Employment Conditions

50.1 Exhibit D 50.1 sets out a complete list of written collective bargaining agreements (Tarifverträge) and other material agreements with unions by which Messer UK or a Messer UK Subsidiary is bound.

50.2 Exhibit D 50.2 sets out a complete list of material works agreements (Betriebsvereinbarungen) and company works agreements (Gesamtbetriebsvereinbarungen) with the works councils to which Messer UK or a Messer UK Subsidiary is a party.

50.3 Exhibit D 50.3 includes an anonymised and complete list of employees of Messer UK with (according to the wage taxes withheld) a gross annual base salary (excluding fringe benefits such as incentives, stock options or appreciation rights, a company car and other benefits) in excess of GBP 100,000 (in words: GBP one hundred thousand) (collectively the Key Employees UK, individually a Key Employee UK). To the Knowledge of Messer KGaA, none of the Key Employees UK has given notice of termination of his or her employment.

50.4 There is not pending (rechtshängig) or, to the Knowledge of Messer KGaA, threatened material employment litigation to which Messer UK or any of the Messer UK Subsidiaries is a party or potential party.

50.5 There are no employment agreements of Messer UK for employees, directors and independent contractors, with a total value of more than GBP 700,000 (in words: Pound Sterling seven hundred thousand) per person and per year.

51 UK Pension Schemes

51.1 With the exception of the Disclosed Scheme, the Messer UK Limited Executive Pension Account insured by The Bank of Ireland and the state pension scheme, there are no agreements or arrangements nor any other liability for the provision of any relevant benefits (as defined in Section 612(1) of the Taxes Act with the omission of the exception in that definition) for any employee or officer or former employee or officer of the Messer UK Group or for any spouse or dependant of any such person nor has any proposal been announced to establish any such agreement or arrangement; to the extent that any such agreement or arrangement existed in the past the Messer UK Group has no subsisting liability in respect of it.

51.2 The Messer UK Group has no obligation to contribute to any personal pension scheme (as defined in Section 630 of the Taxes Act) in respect of any employee or officer or former employee or officer of the Messer UK Group. To the Knowledge of Messer KGaA, there are no pending claims or claims threatened in writing with regard to the Disclosed Scheme or the Messer UK Limited Executive Pension Account insured by the Bank of Ireland.

51.3 True and complete copies of the following documents have been provided to the Purchaser:

51.3.1 the trust deeds and rules and other documents containing the provisions currently governing the Disclosed Scheme and full particulars of the benefits and entitlements under the Disclosed Scheme (including any discretionary practices) and the contributions payable to the Disclosed Scheme;

51.3.2 all material announcements and other communications that have been issued to current and former members of the Disclosed Scheme; and

51.3.3 the latest actuarial valuation report and actuarial certificate and of the latest trustees’ report and accounts relating to the Disclosed Scheme and the information provided by the Messer UK Group to the actuary to the Disclosed Scheme in preparing such valuation report and certificate was materially complete and accurate.

52 Environmental Matters

52.1 To the Knowledge of Messer KGaA, each of Messer UK and the Messer UK Subsidiaries has obtained all Licenses which are required under applicable Environmental Law in connection with the lawful conduct or the business or operations of Messer UK or such Messer UK Subsidiary as conducted on the Signing Date, except where the failure to obtain any such License, individually or in the aggregate with other similar violations and defaults, could not reasonably be expected to be materially adverse to the Business or the Condition of Messer UK. To the Knowledge of Messer KGaA, each of such Licenses is in full force and effect and each of Messer UK and the Messer UK Subsidiaries is in compliance with the terms and conditions of all such Licenses and other consents, except where the failure to be in compliance, individually or in the aggregate with other similar violations and defaults, could not reasonably be expected to be materially adverse to the Business or the Condition of Messer UK.

52.2 To the Knowledge of Messer KGaA, each of Messer UK and the Messer UK Subsidiaries are in compliance with Environmental Law except where the failure to be in compliance, individually or in the aggregate with other similar violations and defaults, could not reasonably be expected to be materially adverse to the Business or the Condition of Messer UK.

52.3 To the Knowledge of Messer KGaA, except as would not, individually or in the aggregate with other similar situations, be materially adverse to the Business or the Condition of Messer UK, neither Messer UK nor any Messer UK Subsidiary is required to investigate, remediate or monitor any site or facility with regard to the Release of Hazardous Material pursuant to an executable order, written requirement or other request by any Governmental Entity or Governmental or Regulatory Authority.

52.4 To the Knowledge of Messer KGaA, no real property, site or facility now or previously owned, operated or leased by Messer UK or any Messer UK Subsidiary is listed on any list of a Governmental Entity or Governmental or Regulatory Authority requiring investigation or clean-up.

52.5 To the Knowledge of Messer KGaA, except as would not, individually or in the aggregate with other similar violations and defaults, be materially adverse to the Business or the Condition of Messer UK, each of Messer UK or any Messer UK Subsidiary have not received, generated, handled, used, stored, treated, transported, kept, deposited or disposed of waste contrary to Environmental Law, at, on or under the properties occupied or formerly occupied by Messer UK or any Messer UK Subsidiary.

52.6 To the Knowledge of Messer KGaA, each of Messer UK and the Messer UK Subsidiaries have not received any written communication from health and safety executives, local authorities or other competent authorities in the last three years containing a threat of fines or penalities for a material breach of health and safety law which is, individually or in the aggregate with other similar violations and defaults, reasonably to be expected to be materially adverse to the Business or the Condition of Messer UK.

52.7 Any claim based on a breach of representation relating to Environmental Matters relating to Messer UK and/or the Messer UK Subsidiaries shall only be brought under this Annex 5.1 (i) D 15. Messer KGaA shall not be liable for any claim which relates to Environmental Matters relating to Messer UK and/or the Messer UK Subsidiaries, unless and to the extent it can be brought under Annex 5.1 (i) D 15 or Section 13.5.

53 Suppliers/Customers

Exhibit D 53 provides a complete list of contractual partners with whom Messer UK entered into one or several agreements regarding the purchase or sale of equipment, commodities, supplies or products under which in the last fiscal year of Messer UK the consideration in fact amounted to more than GBP 350,000 (in words: Pound Sterling three hundred and fifty thousand) per contractual partner.

* * *

PREAMBLE 1

1 DEFINITIONS 1

2 SALE AND ASSIGNMENT OF THE MGG SHARES AND SHAREHOLDER LOANS; CONDITIONS PRECEDENT; TERMINATION RIGHTS 14

3 PURCHASE PRICE, PAYMENT OF PURCHASE PRICE; VAT 19

4 COMPLETION 26

5 REPRESENTATIONS AND WARRANTIES OF MESSER KGAA 29

6 REMEDIES 29

7 EXCLUSION OF OTHER REMEDIES 34

8 REPRESENTATIONS OF THE PURCHASER 36

9 TAXES 37

10 COVENANTS OF MESSER KGAA AND THE PURCHASER 43

11 (TRANSITIONAL) SERVICES, LICENSES AND SUPPLY AGREEMENTS 48

12 HOECHST AG WARRANTY CLAIMS 49

13 INDEMNIFICATION/COMPENSATION/REIMBURSEMENTS 51

14 BUSINESS IN THE PERIOD BETWEEN SIGNING AND COMPLETION 60

15 PRE-COMPLETION RESTRUCTURING 62

16 PROHIBITION ON COMPETITION 64

17 NON-SOLICITATION OF EMPLOYEES 65

18 ANTITRUST 66

19 CONFIDENTIALITY 72

20 MESSER KGAA’S GUARANTEE 73

21 PURCHASER’S GUARANTOR’S GUARANTEE 73

22 COVENANTS OF MIG AND MESSER KGAA 73

23 MISCELLANEOUS 74

ANNEX 5.1 (I) 88

PART A – GENERAL 88

1 CORPORATE EXISTENCE OF SELLER, MESSER KGAA AND MIG 88

2 AUTHORITY 88

3 NO CONFLICTS 88

4 EXIT TRANSACTION CONSENTS 89

PART B – GERMAN MGG GROUP 90

1 CORPORATE EXISTENCE OF MGG 90

2 REGISTERED SHARE CAPITAL (STAMMKAPITAL) 90

3 SUBSIDIARIES AND PART ICIPATIONS 91

4 FINANCIAL STATEMENTS AND CONDITION 91

5 LEGAL PROCEEDINGS 92

6 COMPLIANCE WITH LAWS 92

7 REAL PROPERTY 93

8 MATERIAL OTHER ASSETS 93

9 INTELLECTUAL PROPERTY RIGHTS 94

10 PERMITS 95

11 MATERIAL CONTRACTS 95

12 INSURANCE 96

13 EMPLOYEES AND EMPLOYMENT CONDITIONS 97

14 OCCUPATIONAL PENSION SCHEMES 98

15 ENVIRONMENTAL MATTERS 98

16 SUPPLIERS / CUSTOMERS 99

PART C – MESSER US GROUP 100

1 CORPORATE EXISTENCE OF MESSER US 100

2 CAPITAL STOCK 100

3 SUBSIDIARIES AND PART ICIPATIONS 100

4 FINANCIAL STATEMENTS AND CONDITION 101

5 LEGAL PROCEEDINGS 102

6 COMPLIANCE WITH LAWS 102

7 REAL PROPERTY 102

8 MATERIAL OTHER ASSETS 103

9 INTELLECTUAL PROPERTY RIGHTS 104

10 PERMITS 104

11 MATERIAL CONTRACTS 105

12 INSURANCE 106

13 EMPLOYEES AND PENSIONS 106

14 BENEFIT PLANS US; ERISA. 106

15 ENVIRONMENTAL AND FOOD-DRUG MATTERS 108

16 SUPPLIERS/CUSTOMERS 109

17 SPECIFIC LITIGATION INFORMATION 109

PART D – MESSER UK GROUP 110

1 CORPORATE EXISTENCE OF MESSER UK 110

2 REGISTERED SHARE CAPITAL 110

3 SUBSIDIARIES 110

4 FINANCIAL STATEMENTS AND CONDITION 111

5 LEGAL PROCEEDINGS 111

6 COMPLIANCE WITH LAWS 111

7 REAL PROPERTY 112

8 MATERIAL OTHER ASSETS 112

9 INTELLECTUAL PROPERTY RIGHTS 113

10 PERMITS 113

11 MATERIAL CONTRACTS 114

12 INSURANCE 115

13 EMPLOYEES AND EMPLOYMENT CONDITIONS 115

14 UK PENSION SCHEMES 116

15 ENVIRONMENTAL MATTERS 116

16 SUPPLIERS/CUSTOMERS 118

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Messer Griesheim Holding AG
By:	/s/ Klaus-Jürgen Schmieder
Name::	Klaus-Jürgen Schmieder
Title:	Chief Executive Officer
Date:	January 20, 2004
By:	/s/ Harald Pinger
Name:	Harald Pinger
Title:	Chief Financial Officer
Date:	January 20, 2004